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As filed with the Securities and Exchange Commission on August 29, 2005

Registration No. 333-124874

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cavan Maritime Limited
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of Incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Wexford Plaza
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)

Frederick B. Simon
Chief Executive Officer
Cavan Maritime Limited
Wexford Plaza
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Gregg J. Berman, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, NY 10103 (212) 318-3000 Facsimile: (212) 318-3400	Alan P. Baden, Esq. Vinson & Elkins L.L.P. 666 Fifth Avenue New York, NY 10103 (212) 237-0000 Facsimile: (212) 237-0100

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee

Common Stock, $.001 par value	$100,000,000	$11,770(3)

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933.

(2)
Includes common stock, if any, that may be sold pursuant to the underwriters' over-allotment option.

(3)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment specifically stating that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated August     , 2005

Prospectus

            Shares

Common Stock

        We are offering            shares of our common stock. This is our initial public offering. We estimate that the initial public offering price will be between $            and $            per share. Currently, no public market exists for the shares. We have applied to list our common stock on the Nasdaq National Market under the symbol "CAVN."

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 9 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

        We have granted the underwriters a 30-day option to purchase up to an additional            shares of our common stock from us on the same terms and conditions as set forth above. The net proceeds from any exercise of the underwriters' option to purchase additional shares of our common stock will be used for working capital and other corporate purposes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver shares of our common stock to purchasers on or about                        , 2005.

Jefferies & Company, Inc.

The date of this prospectus is            , 2005.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

        This prospectus summary highlights information and financial data that appear later in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus, including the risk factors and the more detailed information and financial statements that appear later. We refer you to "Glossary of Shipping Terms" beginning on page 107 for definitions of certain shipping industry terms that we use in this prospectus.

        Unless otherwise indicated, all references in this prospectus to our fleet refer to the fleet of seven dry bulk carriers that we will own after the closing. Three of these vessels, referred to as the "Wexford Vessels," will be acquired by us contemporaneously with the closing of this offering from affiliates of our indirect majority shareholder, Wexford Capital LLC, referred to as "Wexford." Four other vessels, referred to as the "Identified Vessels," will be acquired by us from entities affiliated with VOC Shipholdings B.V., referred to as "VOC." Two of the Identified Vessels will be acquired by us contemporaneously with the closing of this offering, and the remaining two will be acquired no later than 60 days after the closing of this offering. VOC Invest Ltd. is the nominee of the sellers of the Identified Vessels, referred to as "VOC Investment". Unless otherwise indicated, all information in this prospectus assumes that the underwriters' 30-day option to purchase up to            additional shares from us will not be exercised. Unless otherwise indicated, references in this prospectus to "Cavan Maritime Limited," "we", "us", "our", and "the Company" refer to Cavan Maritime Limited and its subsidiaries and, when such terms are used in an historical context, refer to the business conducted by the Wexford Vessels. We sometimes refer to the acquisition of the Wexford Vessels and the Identified Vessels as the "Transaction." All references in this prospectus to "$", "U.S.$" and "Dollars" refer to U.S. dollars.

Our Company

        We are a newly formed Marshall Islands holding company that, through its subsidiaries, will own and manage dry bulk carriers that transport a variety of dry bulk commodities including major bulks such as coal, iron ore and grains, and minor bulks such as bauxite, phosphate, fertilizers and steel products along worldwide shipping routes. After this offering, approximately    % of our common stock will be owned by Wexford, an SEC registered investment advisor with approximately $3.1 billion of assets under management as of June 30, 2005.

        Our initial operating fleet will include three modern dry bulk carriers to be acquired contemporaneously with the closing of this offering from Wexford. The Wexford Vessels have a combined carrying capacity of 190,508 dwt and an average age of 8.1 years as of June 30, 2005. We will acquire an additional four modern dry bulk vessels, the Identified Vessels, from affiliates of VOC contemporaneously with the closing of this offering or, in the case of the Clipper Gem and Clipper Glory, no later than 60 days after the closing of this offering. The Indentified Vessels have a combined carrying capacity of 227,230 dwt and an average age of 10.0 years as of June 30, 2005. Together, these seven ships will comprise our combined fleet (the "Combined Fleet"), which will have a combined carrying capacity of 417,738 dwt and average age of 9.2 years as of June 30, 2005. A description of our Combined Fleet follows in the table below.

Vessel Name	Flag	Vessel Type	Size (dwt)	Year Built	Shipyard
Wexford Vessels
Anita	Malta	Panamax	72,495	1999	Koyo Dock, Japan
Koby	Malta	Panamax	72,495	1998	Imabari S.B., Japan
Paige	Malta	Handymax	45,518	1994	Tsuneishi, Zosen, Japan

Identified Vessels
VOC Orchid	Bahamas	Handymax	45,513	1996	Jiangnan, China
VOC Enterprise	Bahamas	Ultrahandymax	52,483	2005	Tsuneishi Heavy Industries, Philippines
Clipper Gem	Liberia	Panamax	64,619	1990	Jiangnan, China
Clipper Glory	Liberia	Panamax	64,615	1990	Jiangnan, China

        The Identified Vessels will be purchased with approximately $            of the net proceeds from this offering, together with approximately            shares of our common stock and, if necessary, up to $            of borrowings under our new credit facility. The Wexford Vessels will be acquired from our affiliates for approximately          shares of our common stock. See "Related Party Transactions."

        We expect to employ our fleet of modern dry bulk carriers on an opportunistic basis in the spot charter market, under period time charters and in dry bulk carrier pools. We believe that this flexible employment strategy will allow us to take advantage of favorable market conditions.

Our Fleet Managers

        We will outsource both commercial and technical fleet management to third parties in arm's length transactions at standard market terms. It is intended that VOC Bulk Shipping USA, Inc. (our "Commercial Manager") will provide us with commercial management services for which we will pay $8,500 per vessel per month. Our Commercial Manager is an affiliate of VOC. See "Related Party Transactions."

        We intend to employ Atlantic Marine Limited Partnership as our technical manager (our "Technical Manager") which will provide us with technical management services for which we expect to pay $105,000 per vessel per year plus crewing costs of approximately $4.7 million per year for our Combined Fleet.

The Dry Bulk Shipping Industry

        The dry bulk shipping industry is an essential link in international trade, with ocean-going vessels representing the most efficient, and often the only, method of transporting large volumes of basic commodities and finished products. In 2004, approximately 2.5 billion tons of dry bulk cargo were transported by sea, comprising more than one-third of all international seaborne trade. According to Drewry Shipping Consultants, since the fourth quarter of 2002, the shipping industry has experienced the highest charter rates and vessel values in its modern history due to the favorable imbalance between the supply of and demand for ships. For dry bulk shipping, this imbalance is currently a function of:

Supply:

  •
  Shipyards where new ships are constructed are fully booked until 2008, limiting the number of new vessels that will enter the market in coming years.

  •
  The supply of dry bulk carriers is a result of both the number of ships in service and also the operating efficiency of the worldwide fleet. Port congestion absorbed additional tonnage and therefore tightened the underlying supply/demand balance.

Demand:

  •
  The increased demand for dry bulk carrier capacity has been driven by the underlying demand for commodities transported in dry bulk carriers. Between 1999 and 2004, trade in all dry bulk commodities increased from 1.97 billion tons to 2.46 billion tons, an increase of 25% overall.

  •
  China has been the main driving force behind the recent increase in seaborne dry bulk trades and the demand for bulk carriers. In addition to coal and iron ore, Chinese imports of steel products have also increased sharply in the last five years, thereby creating additional demand for dry bulk carriers.

        Charter hire rates and vessel values are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role including demand for commodities that are transported by sea. However, vessel charter rates and vessel values historically have been volatile and are affected by numerous factors outside our control.

Our Competitive Strengths

        We believe that we possess a number of strengths that distinguish our Company within the dry bulk shipping industry:

        Wexford relationship.    Wexford has been active in managing and operating both asset-based and non-asset based companies at all stages of development, including from inception. Wexford also has experience in arranging a wide variety of equity and debt financings for these companies. We will be managed by Wexford under an administrative services agreement that we believe will enable us to manage our business more efficiently than could otherwise be achieved on a stand alone basis. This will give us access to an established infrastructure and a team of professionals with significant expertise.

        Management experience in the shipping industry.    Wexford executives will determine the strategic direction of our Company and manage our business operations as they have historically done with the Wexford Vessels. In addition to management and operations, this team has experience in the shipping sector through individual vessel purchases, consolidation of a number of shipping operations and its investment in an existing shipping company. We believe that the combination of Wexford's management experience and investment expertise will be a competitive advantage as we grow and manage our business.

        Modern, high quality fleet.    Following the Transaction, we will have a fleet of seven modern dry bulk carriers with an average age of 9.2 years as of June 30, 2005. We are focused on maintaining our fleet to a high standard of operational excellence. We believe that a young, well-maintained and well-built fleet of dry bulk carriers will attract high quality charterers at favorable charter hire rates. Additionally, we believe that modern vessels that have been properly maintained will realize superior returns as a result of lower operating expenses and will initially require lower amounts of capital spending than older vessels.

        Quality service.    Based on the experience of our management in operating the Wexford Vessels, we expect our Combined Fleet to serve a variety of quality customers engaged in industrial, commodity and raw material production and trading. In operating the Wexford Vessels, our management has maintained rigorous standards for vessel quality, condition and operations while providing reliable and dependable service. We believe that, as a result of these high standards and the level of service provided by the Wexford Vessels, we will have an excellent reputation among our customer base.

Our Growth Strategy

        We intend to grow our fleet and our margins as we seek to become a leading vessel provider in the dry bulk shipping sector. The principal elements of our growth strategy are as follows:

        Strategically grow our fleet.    We believe that the dry bulk shipping industry is highly fragmented and can be consolidated. We intend to participate in this consolidation and to grow our fleet primarily through the timely acquisition of high quality second hand dry bulk carriers. Our goal is to create a diversified fleet of dry bulk carriers, across all sizes, which will be capable of supplying a broad spectrum of global transportation solutions to our customers worldwide. We intend to continually monitor market conditions for opportunities to acquire modern second hand vessels that represent favorable investment opportunities.

        Pursue balanced and opportunistic charter strategy.    We intend to employ our fleet on an opportunistic basis in the spot charter market, under period time charters and in dry bulk carrier pools managed by third parties. We believe this chartering strategy will balance the predictability of earnings achieved through time charters with the opportunity to realize superior charter rates in the spot market and thus maximize our return on our vessel investment. We also intend to continually monitor market conditions and relevant global macroeconomic trends and adjust our strategy in order to take advantage of the full variety of options available in the chartering market.

        Leverage operational and financial model.    We believe that the Transaction will result in managerial and operational efficiencies for our Combined Fleet because our fixed costs will be spread over a larger revenue base. The increased scale of the Company will allow us to achieve lower capital costs than previously realized. We believe that these benefits will continue to be realized as we add to our fleet. Additionally, we believe that an expanded fleet operated by a professional management team should attract high quality, high volume customers over time. As a result, we believe our fleet acquisition strategy will enhance revenue and profit potential.

Corporate Matters

        Prior to the closing of this offering, we will enter into an administrative services agreement with Wexford to provide us with general management, oversight and administrative functions and cash management and treasury services for a fee of $1.5 million per year for our Combined Fleet, plus an additional $14,000 per month for each new vessel we acquire. See "Related Party Transactions."

Corporate Structure

        We are a holding company incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices c/o Wexford Capital LLC, at Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830. Our telephone number at that address is (203) 862-7000.

The Offering

Common stock offered	shares
Common stock outstanding after the offering	shares(1)
Underwriters' 30-day option to purchase additional shares of common stock	shares
Use of proceeds
We intend to use the net proceeds from this offering, together with approximately shares of our common stock and, if necessary, up to $ of borrowings under our new credit facility, to acquire the Identified Vessels contemporaneously with the closing of this offering or, in the case of two of the Identified Vessels, no later than 60 days after the closing of this offering.
The net proceeds from any exercise of the underwriters' 30-day option to purchase additional shares of our common stock will be used for working capital and other corporate purposes.
Exchange listing	We have applied to list our common stock on the Nasdaq National Market under the symbol "CAVN."

(1)
The number of shares outstanding after the offering:

•
excludes                        shares of common stock reserved for issuance upon exercise of stock options which will be granted in conjunction with this offering at an exercise price equal to the initial public offering price hereof; and

•
includes approximately                         shares of common stock to be issued to our affiliates in connection with our acquisition of the Wexford Vessels and         shares of common stock to be issued as a portion of the consideration for our purchase of the Identified Vessels. These shares are not part of this offering.

Risk Factors

        Investing in our common stock involves risks. You should carefully consider all of the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section "Risk Factors" of this prospectus.

Summary Financial Information

        We were formed on May 3, 2005, and did not exist during all of the periods presented. The historical statement of income data set out below is derived from the historical financial statements of North American Carriers Ltd. and North American Carriers II Ltd., the current owners of the Wexford Vessels, included in this prospectus. The balance sheet data is derived from our historical financial statements included in this prospectus giving effect to our acquisition of the Wexford Vessels. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and such historical financial statements and the related notes included in this prospectus. The other fleet data set forth below is unaudited.

	For the Period from January 9, 2004 (Inception) to December 31, 2004	For the Period from January 9, 2004 (Inception) to June 30, 2004 (unaudited)	For the Six Months Ended June 30, 2005 (unaudited)
	(in thousands, except other fleet data)
Statement of Income Data:
Revenues	$18,962	$3,175	$18,825
Expenses:
Voyage expenses and commissions	1,231	203	1,320
Vessel operating expenses	2,404	560	1,745
Depreciation	2,429	366	2,200
Amortization of deferred costs	124	33	90
Management fees	363	88	274
General and administrative expenses	250	124	180
Foreign currency (gains)/losses	21	2	(2)

Operating income	12,140	1,799	13,018

Interest and finance costs	(825)	(104)	(852)
Interest income	89	5	119

Net income	$11,404	$1,700	$12,285

Other Fleet Data:
Average number of vessels(1)	1.77	0.70	3.00
Number of vessels at end of period	3.00	1.00	3.00
Total ownership days(2)	632.5	121.2	543.0
Total available days(3)	607.2	96.0	543.0
Total operating days(4)	602.2	95.4	541.8
Average fleet utilization(5)	95.2%	78.7%	99.8%
Average TCE rate(6)	$29,244	$31,153	$32,310
Average daily vessel operating expenses	$3,801 (7)	$4,620 (7)	$3,214

	June 30, 2005
	Historical	As adjusted(8) (unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,886
Total current assets	9,927
Vessels	80,285
Other non-current assets	1,286
Total assets	91,498
Current liabilities	7,251
Other liabilities	101
Long term debt, less current portion	30,609
Shareholders' equity	53,537

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
We define ownership days as the total number of days in a period during which each vessel in our fleet was in our possession including off hire days associated with major repairs, drydockings or special or intermediate surveys. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3)
We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off hire days associated with major repairs, drydockings or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days (also referred to as voyage days) to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)
We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)
We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

(6)
We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our operating days during the period. TCE rate is a performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

(7)
Includes certain startup costs in connection with the acquisition and placement into service of the Paige.

(8)
As adjusted for the acquisition of the Wexford Vessels and the sale of            shares of common stock hereby at an assumed offering price of $            per share, the mid-point of the filing range, and the application of the net proceeds as set forth in "Use of Proceeds."

RISK FACTORS

        Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all of the other information contained in this prospectus, before making an investment in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. Any adverse effect on our business, financial condition or results of operations could result in a decline in the trading price of our common stock and the loss of all or part of your investment.

Risks Related to Our Operations

Because we are a new company with a limited performance record and operating history, we may be less successful in implementing our growth strategy than a more seasoned company.

        We are a recently formed entity and have a limited performance record, operating history and historical financial statements based on the operation of the Wexford Vessels upon which you can evaluate us. We cannot assure you that we will be successful in implementing our growth strategy.

We will depend entirely on our Commercial Manager and Technical Manager to charter and manage our fleet. We do not have a prior relationship with our Commercial Manager or Technical Manager. See "Related Party Transactions."

        We are a newly formed company with a chief executive officer and a chief financial officer whose services will be supplied by Wexford pursuant to the terms of an administrative services agreement. This agreement will have an initial term of three years and may be extended for one or more years by mutual agreement of us and Wexford in writing at least six months prior to the end of the initial term. We currently have no plans to hire any employees. We intend to subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to our Commercial Manager and Technical Manager. See "Business—Our Fleet Managers." The loss of one of our managers or a manager's failure to perform its obligations to us could adversely affect our results of operations and financial condition. Although we may have rights against our managers if they default on their obligations to us, you will have no recourse against our managers. Further, although we have not finalized any credit arrangements, if we do (of which there can be no assurance), we expect that we will need to seek approval from our lenders to change our managers.

Our Commercial Manager and Technical Manager are privately held companies and there is little or no publicly available information about them.

        The ability of our Commercial Manager and Technical Manager to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair the financial strength of either or both of our Commercial Manager and Technical Manager. Because they are privately held, it is unlikely that information about their financial strength would become public unless they began to default on their obligations. As a result, we might have little advance warning of problems affecting our Commercial Manager or Technical Manager, even though these problems could have an adverse effect on our results of operations and financial condition.

Our chief executive officer and chief financial officer have divided responsibilities.

        Our chief executive officer, Frederick B. Simon, and our chief financial officer, Jay L. Maymudes, are also principals of Wexford. While they will provide management services to us pursuant to our administrative services agreement with Wexford, they will not devote their full time and resources to us. Because our Commercial Manager and Technical Manager will be responsible for chartering and managing our fleet, and other Wexford personnel will provide services to us pursuant to the administrative services agreement, we currently anticipate that our chief executive officer will devote approximately 30 hours per week and our chief financial officer will devote approximately 20 hours per week to our operations, assuming a fleet size of seven vessels.

Wexford and its affiliates may engage in competition with us.

        Wexford and its affiliates may engage in competition with us. Pursuant to the administrative services agreement, Wexford has agreed to give us a right of first refusal with respect to any purchase, lease or similar investment opportunities in Capesize, Panamax, Handymax or Handysize dry bulk vessels presented to or originated by Wexford or us, but excluding any opportunity that constitutes an investment of any nature whatsoever in a publicly-held company or any derivative transaction relating or indexed to the equity or debt of a publicly-held company. Therefore, this right of first refusal does not limit the ability of Wexford and its affiliates to acquire the common stock, including a controlling interest, in any publicly-held company that owns, directly or through its subsidiaries, dry bulk vessels, including companies which compete with us. See "Business—Corporate Matters."

Companies affiliated with our Commercial Manager own and may acquire vessels that compete with our fleet.

        Companies affiliated with our intended Commercial Manager own multiple dry bulk carriers. In addition, our intended Commercial Manager or its multiple affiliates may acquire additional dry bulk carriers in the future. These vessels could be in competition with our fleet, and our intended Commercial Manager might be faced with conflicts of interest with respect to its own interests and its obligations to us.

We may have difficulty properly managing our planned growth through the acquisition of additional vessels.

        We intend to continue to grow our business through selective acquisitions of additional vessels. Our growth will primarily depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

  •
  enlarging our customer base; and

  •
  managing our expansion.

        Growing any business through acquisitions presents numerous risks, such as obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructures.

        Prior to the closing of this offering, we will enter into an administrative services agreement with Wexford to provide us with general management, oversight and administrative functions (excluding vessel management functions). In addition, after the closing of this offering, we intend to outsource both commercial and technical fleet management to third parties. The current operating and financial systems of Wexford, our intended Commercial Manager and our Technical Manager may not be adequate as we commence operations and implement our plan to expand the size of our fleet, and any attempts to improve those systems may be ineffective. In addition, expanding our fleet will impose additional responsibilities on our management as well as on the personnel of Wexford, our intended Commercial Manager and our Technical Manager, and may necessitate that we, and they, hire additional qualified personnel. We cannot guarantee that we, Wexford, our intended Commercial Manager or our Technical Manager will be able to hire suitable personnel as we expand our fleet. If we, Wexford, our intended Commercial Manager or our Technical Manager are unable to develop and maintain effective operating and financial systems or to recruit suitable personnel as we expand our fleet, our results of operations and financial condition could be adversely affected.

Servicing future indebtedness would limit funds available for other purposes.

        We intend to finance our future fleet expansion program in part with secured indebtedness. We may incur other indebtedness in the future. While we may seek to refinance amounts drawn or incurred, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. If we are not able to refinance these amounts on terms acceptable to us or at all, we will have to dedicate cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under any future debt agreements or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under any future debt agreements, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our cash flows and income.

        Unless we maintain cash reserves for vessel replacement we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs.

We may be dependent on spot charters.

        At any time, any or all of our vessels may be chartered on a spot charter basis. The spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for dry bulk seaborne shipping capacity. Such dependence makes us vulnerable to declining market rates for spot charters.

        We cannot assure you that future spot rates will be sufficient to enable us to operate our vessels profitably in the spot market. A decrease in spot charter rates could adversely affect our results of operations and financial condition.

If any of our vessels are employed in dry bulk carrier pools, we will depend entirely on pool management companies to manage such vessels.

        We may employ all or a portion of our fleet in dry bulk carrier pools. We will lose commercial control of those vessels that operate in the pool. The utilization of our vessels included in the pool will depend entirely on the pool management company. Furthermore, poor management of the pool could result in ship owners leaving the pool which could adversely affect the benefits of participating in such pool. Poor management could also result in the failure to attract charterers. The inability of a pool management company to effectively manage the pools in which our vessels participate could adversely affect our results of operations and financial condition.

The international dry bulk shipping industry is highly competitive and we may not be able to compete for charters with new entrants or established companies with greater resources.

        We will employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets and may be able to offer more competitive charter hire rates than we are able to offer.

We depend upon a few customers for all of our revenue.

        For the period ended December 31, 2004, the Wexford Vessels derived all of their revenues from four customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, our results of operations and financial condition would be adversely affected.

        We could lose a customer or the benefits of a time charter for many different reasons, including if:

  •
  the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise; or

  •
  the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter.

        If we lose a key customer, we may be unable to obtain charters on comparable terms or may have increased exposure in the volatile spot market, which is highly competitive and subject to significant price fluctuations. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, would adversely affect our results of operations and financial condition.

We may be unable to retain key members of our management team.

        Our success depends to a significant extent upon the abilities and efforts of our management team. We will enter into an administrative services contract with Wexford providing for the services of our chief executive officer and our chief financial officer. See "Business—Corporate Matters." Our success will depend upon our ability to retain key members of our management team. The loss of any key member could adversely affect our results of operations and financial condition. We do not intend to maintain key man life insurance on any of our officers.

Our vessels may suffer damage and we may face unexpected costs.

        If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. The loss of revenue while our vessels are being repaired and repositioned as well as the actual cost of these repairs could adversely affect our results of operations and financial condition. We may not have insurance sufficient to cover all or any of these costs or losses and may have to pay costs not covered by our insurance.

Purchasing and operating second hand vessels may result in increased operating costs and reduced fleet utilization.

        Our inspection of second hand vessels prior to purchase does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Second hand vessels may have conditions or defects that we were not aware of when we bought the vessels and that may require us to incur costly repairs to the vessels. If this were to occur, such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Repairs may require us to put a vessel into drydock which would reduce our fleet utilization and increase our costs. Furthermore, we do not expect to receive the benefit of warranties on second hand vessels.

The aging of our fleet may result in increased operating costs in the future.

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Assuming the Transaction, as of June 30, 2005, the average age of the vessels in our fleet was 9.2 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

        Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels, may require expenditures for alterations, or the addition of new equipment, to older vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

An increase in the price of bunker fuel could adversely affect our results of operations.

        In spot chartering, the shipowner is typically responsible for paying both operating and voyage costs, including bunker fuel costs. Since we bear the cost of an increase in the price of bunker fuel in connection with any of our vessels that are chartered on a spot basis, such an increase could adversely affect our results of operations and financial condition.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

        We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance. We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which increase our costs in the event of a claim.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law, which regulates the payment of dividends by companies. Any credit facility which we enter into may restrict our ability to pay dividends. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

We have never paid dividends and do not intend to do so.

        We have never paid dividends on our common stock and currently do not anticipate declaring or paying any dividends in the foreseeable future. Instead, we intend to retain our future earnings, if any, for use in the operation and expansion of our business. See "Dividend Policy."

Because we generate all of our revenue in U.S. dollars but may incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        We generate all of our revenue in U.S. dollars. We expect to incur a portion of our expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value will be higher in U.S. dollar terms, resulting in a decrease in our operating income. We have not hedged these risks. Our results of operations could suffer as a result.

U.S. holders may be subject to adverse U.S. federal income tax consequences as a result of our possible status as a passive foreign investment company.

        Based on our proposed method of operation, we do not believe that we will be a passive foreign investment company, or PFIC, with respect to any taxable year. There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

        If we are a PFIC for any tax year, U.S. holders who owned our common stock during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years. We urge purchasers of the common stock to review "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders" and to consult their own tax advisors with respect to the U.S. federal income tax consequences of an investment in our common stock.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

        Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities or political instability in regions where we operate or may operate could have a material adverse effect on our business and results of operations. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition and results of operations.

Risks Associated With the International Dry Bulk Shipping Industry

Risks associated with operating ocean-going vessels could adversely affect our results of operations and financial condition.

        The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

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  marine disaster;

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  environmental accidents;

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  cargo and property losses or damage;

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  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

  •
  piracy.

        Any of these circumstances or events could adversely affect our results of operations and financial condition. Furthermore, certain of these incidents may harm our reputation as a safe and reliable vessel owner and operator.

The operation of dry bulk carriers has certain unique operational risks.

        With a dry bulk carrier, the cargo itself and its interaction with the ship may create operational risks. By their nature, dry bulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our results of operations and financial condition. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

The dry bulk shipping industry is cyclical, which may lead to volatility in our charter hire rates and vessel values. Operator hire rates are near all-time highs.

        The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and vessel values. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for dry bulk carriers are currently near historically high levels. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at the same or similar rates. If we are required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected.

        In addition, the market value of our vessels may fluctuate significantly. A decline in charter hire rates, for example, may cause the value of our vessels to decline. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment, the sale may be at less than the vessel's carrying amount, resulting in a loss. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party and/or limit our ability to obtain additional financing.

        Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions, such as charter hire rates and vessel values, are also unpredictable. Factors that influence demand for vessel capacity include:

  •
  demand for and production of dry bulk products;

  •
  global and regional economic conditions;

  •
  environmental and other regulatory developments;

  •
  the distance dry bulk is to be moved by sea; and

  •
  changes in seaborne and other transportation patterns.

Factors that influence the supply of vessel capacity include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping rate of older vessels;

  •
  vessel casualties;

  •
  the number of vessels that are out of service;

  •
  the price of steel;

  •
  environmental and other regulations that may limit the useful life of vessels; and

  •
  port congestion.

        We anticipate that the future demand for our dry bulk carriers will depend upon, among other factors, continued economic growth in the world's economies, including China and India, and will be influenced by seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo to be transported by sea. We believe the capacity of the global dry bulk carrier fleet will increase. If the supply of dry bulk carrier capacity increases and the demand for dry bulk carrier capacity does not increase or increases at a slower pace, the charter hire rates paid for our vessels as well as our vessel values could decline, which could adversely affect our results of operations and financial condition.

Seasonal fluctuations in demand could adversely affect our results of operations and financial condition.

        We will operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, we expect our revenues to be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, we expect our revenues to be stronger in fiscal quarters ended December 31 and March 31. This seasonality could adversely affect our results of operations and financial condition.

The operation of our vessels is subject to international conventions, national, state and local laws and regulations relating to environmental protection that could require us to incur substantial costs and otherwise adversely affect our results of operations and financial condition.

        The operation of our vessels is subject to international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country of their registration, in order to protect against potential environmental impacts. As a result of highly publicized accidents in recent years, government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions are considering regulating the management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. While we cannot in every instance predict the extent of the costs that will be required to comply with these requirements, environmental regulations should apply to all vessels registered in countries that have ratified the various conventions upon which such requirements are based, and should therefore apply to most of our competitors to the same extent as they apply to us.

        These requirements can also affect the resale value or useful lives of our vessels, cause a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under national, state and local laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages, personal injury and property damage claims, in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. Events of this nature could have an adverse effect on our results of operations and financial condition.

        For additional information on these and other environmental requirements, please read "Business—Environmental and Other Regulations."

The operation of our vessels is subject to safety rules and regulations, and the failure to comply with such rules and regulations could subject us to increased liabilities and otherwise adversely affect our results of operations and financial condition.

        The hull and machinery of every commercial vessel is usually classed by a classification society authorized by its country of registry. The classification society certifies that a vessel meets certain criteria in accordance with the applicable rules of the classification society.

        Annual Surveys:    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

        Intermediate Surveys:    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

        Class Renewal Surveys:    Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

        The next special surveys for the Wexford Vessels are due in August 2008, January 2009 and June 2009 and the Identified Vessels are due in March 2006 with respect to VOC Orchid, five years from the date of delivery of VOC Enterprise, in May 2010 with respect to Clipper Gem and January 2010 with respect to Clipper Glory.

        The operation of our vessels is also affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. No vessel can obtain ISM Code certification unless its manager has been awarded a document of compliance under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in the fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

        For additional information, please read "Business—Environmental and Other Regulations."

International shipping is subject to various security and customs inspection and related procedures that could adversely affect our results of operations and financial condition.

        International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties against us.

        It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have an adverse effect on our results of operations and financial condition.

Maritime claimants could arrest one or more of our vessels.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could cause us to default on a charter, interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.

Governments could requisition one or more of our vessels during a period of war or emergency.

        A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels could adversely affect our results of operations and financial condition.

An economic slowdown in the Asia Pacific region could adversely affect our results of operations and our financial condition.

        We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China, may have an adverse effect on our business, financial condition and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product which has had a significant impact on shipping demand. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. An economic downturn in any of these countries could adversely affect our results of operations and financial condition.

World events could affect our results of operations and financial condition.

        Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. In addition, political tensions or conflicts in the Asia Pacific region, particularly involving China, may reduce the demand for our vessels. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could adversely affect our results of operations and financial condition.

Risks Related To Our Common Stock

After this offering, the price of our common stock may be volatile and we cannot assure you that the price of our shares will not decline.

        The market price of our shares could be subject to significant fluctuations after this offering and could decline below the initial public offering price.

        The initial public offering price will be determined by negotiations between the underwriters and our board of directors and may not be representative of the market price at which our shares of common stock will trade after this offering.

        The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

  •
  new regulatory pronouncements and changes in regulatory guidelines;

  •
  general and industry-specific economic conditions;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  sales of our common stock or other actions by investors with significant shareholdings; and

  •
  general market conditions.

        The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock.

        In the past, shareholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

        Our corporate affairs are governed by our articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ from the rights of shareholders of companies incorporated in the United States. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions there have been few, if any, current cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantive body of case law. For more information with respect to how shareholder rights under Marshall Islands law compare with shareholder rights under Delaware law, please read "Marshall Islands Company Considerations."

Because we are incorporated under the laws of the Republic of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us or our officers and directors.

        We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the United States. Although our business is operated primarily from Wexford's offices in Greenwich, Connecticut, a number of our prospective officers and directors may be non-residents of the United States, and all or a substantial portion of the assets of these non-residents may be located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our officers and directors.

There is no guarantee that an active and liquid public market will develop to resell our common stock.

        Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the market. We cannot assure you that you will be able to sell your shares at or above the initial public offering price.

Wexford and its affiliates will beneficially own and control a significant amount of our common stock, giving them substantial influence over our corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock will limit the influence of public shareholders.

        Upon completion of this offering, Wexford and its affiliates will beneficially own and control approximately    % of our outstanding common stock (approximately    % if the underwriters exercise their 30-day option in full). Due to Wexford's and its affiliates' significant ownership interest, it has the ability to exert substantial influence over our board of directors and its policies. Wexford and its affiliates will be able to control or substantially influence the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our articles of incorporation or by-laws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

Purchasers of shares of our common stock in this offering will experience immediate and substantial dilution.

        Giving effect to the closing of this offering and the Transaction, we expect the initial public offering price of our common stock would be substantially higher than the net tangible book value per share of our outstanding common stock, resulting in immediate and substantial dilution. The net tangible book value of a share of our common stock purchased at an assumed initial public offering price of $    (the mid-point of the filing range) will be only $    . Additional dilution may be incurred if we issue common stock in the future or if stock options or warrants, whether currently outstanding or subsequently granted, are exercised. If the price of our common stock is greater than the exercise price of the stock options, your interest in our common stock will be diluted. As a result of this dilution, shareholders may receive significantly less than the full purchase price they paid for the shares in the event of a liquidation. Please read "Dilution."

Future sales of our common stock by our shareholders could depress the price of our common stock.

        Sales of a large number of shares of our common stock in the public market, or the availability of a large number of shares for sale, could adversely affect the market price of our common stock and could impair our ability to raise funds in subsequent stock offerings. Upon completion of this offering, we will have                        shares of common stock outstanding. All of our current shareholders and VOC Investment will be subject to agreements with the underwriters that restrict their ability to transfer their stock for 180 days after the date of this prospectus. Jefferies & Company, Inc., on behalf of the underwriters, may in its sole discretion and at any time waive the restrictions on transfer in these agreements during this period. After these agreements expire, approximately                        of these shares will be eligible for sale in the public market. In addition, under our administrative services agreement with Wexford, we have agreed to issue options to our employees, officers and consultants to purchase common shares representing a 6% ownership interest in us as of the completion of the offering, at an exercise price equal to the initial offering price. See "Related Party Transactions." In addition, VOC Investment, as nominee of the sellers of the Identified Vessels, will be entitled to certain registration rights under the terms of an investor rights agreement to be entered into.

Our organizational documents and Marshall Islands law have anti-takeover provisions that could delay or prevent a change in control of our Company.

        In addition to the fact that Wexford will indirectly own the majority of our common stock after this offering, our articles of incorporation and by-laws and Marshall Islands law contain provisions that could delay or prevent a change in control of our Company that shareholders may consider favorable. Some of these provisions:

  •
  authorize the issuance of up to 5,000,000 shares of preferred stock that can be established and issued by our board of directors without prior shareholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;

  •
  limit the persons who can call special shareholder meetings;

  •
  provide that a supermajority vote of our shareholders is required to amend certain provisions of our articles of incorporation; and

  •
  establish advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by shareholders at shareholder meetings.

        These and other provisions in our organizational documents and Marshall Islands law could allow our board of directors to affect your rights as a shareholder by making it more difficult for shareholders to replace board members. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our shareholders of opportunities to realize a premium on their shares of common stock.

If we do not implement all required accounting practices and policies we may be unable to provide the required financial information in a timely and reliable manner.

        Prior to this offering, as a privately-held company, we were not required to adopt the financial reporting practices and policies required of a publicly-traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs.

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from the sale of the            shares of common stock being offered hereby after deducting estimated underwriting discounts and offering expenses will be approximately $             million, assuming an initial public offering price per share of $            , the mid-point of the range set forth on the cover of this prospectus.

        We intend to use the net proceeds of this offering, together with approximately            shares of our common stock and, if necessary, up to $            of borrowings under our new credit facility, to acquire the Identified Vessels contemporaneously with the closing of this offering or, in the case of two of the Identified Vessels, no later than 60 days after the closing of this offering.

        The net proceeds from any exercise of the underwriters' 30-day option to purchase additional shares will be used for working capital and other corporate purposes.

DIVIDEND POLICY

        We have never paid dividends on our common stock and currently do not anticipate declaring or paying any dividends in the foreseeable future. Instead, we intend to retain our future earnings, if any, for use in the operation and expansion of our business. Our board of directors has the authority to declare and pay dividends on our common stock, in its discretion, as long as there are funds legally available and we are contractually permitted to do so. As a holding company, we would only be able to pay dividends from funds received from our subsidiaries.

CAPITALIZATION

        The following table sets forth:

  •
  our capitalization as of June 30, 2005, after giving effect to our acquisition of the Wexford Vessels, which is accounted for at historical cost as a reorganization of entities under common control; and

  •
  our capitalization as of June 30, 2005, as adjusted to reflect the offering of shares of our common stock at an assumed offering price of $          per share, the mid-point of the filing range, and the application of the net proceeds from this offering as described in "Use of Proceeds," the issuance of             shares of our common stock to VOC Investment and the incurrence of $           of indebtedness to acquire the Identified Vessels.

        The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including the notes thereto, appearing elsewhere in this prospectus.

	June 30, 2005
	Historical	As adjusted
	(in thousands)
Cash and cash equivalents	$6,886	$

Debt:
Current portion of long-term debt	6,071
Long-term debt, less current portion	30,609
Shareholder's equity:
Preferred stock, $.001 par value 5,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $.001 par value; 75,000,000 shares authorized; 1,000 shares issued and outstanding and shares issued and outstanding as adjusted	—
Additional paid-in capital	29,848
Retained earnings	23,689

Total shareholders' equity	53,537

Total capitalization	$90,217	$

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Our net tangible book value as of June 30, 2005 after giving effect to our acquisition of the Wexford Vessels, was $            per share. Net tangible book value per share is determined by dividing our tangible net worth, which is our tangible assets less total liabilities, by the total number of outstanding shares of common stock. After giving effect to the offering of shares of our common stock at an assumed offering price of $      per share, the mid-point of the filing range, and the application of the net proceeds from this offering as described in "Use of Proceeds," the issuance of         shares of our common stock to VOC Investment and the incurrence of $         of indebtedness to acquire the Identified Vessels, our net tangible book value at June 30, 2005, would have been $            per share. This represents an immediate increase in the net tangible book value of $            per share to our existing shareholders, and an immediate dilution of $            per share to you if you invest in our common stock. The following table illustrates this dilution of $            per share to new shareholders purchasing our common stock in this offering:

Assumed initial public offering price per share	$
Adjusted net tangible book value per share as of June 30, 2005 before this offering	$
Increase in net tangible book value per share attributable to new investors	$
Less: As adjusted net tangible book value per share after this offering	$
Immediate dilution per share to new investors	$

        The following table summarizes, on a pro forma basis as of June 30, 2005, the total number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid by our existing shareholders, and by the new investors in this offering at an assumed initial public offering price of $            per share, the midpoint of our filing range, and before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing shareholders(1)
New investors
Total

        If the underwriters exercise their 30-day option in full, the number of shares of common stock held by new investors will increase to            , or            % of the total number of shares of common stock to be outstanding immediately after this offering and the percentage of the total number of shares of common stock to be outstanding immediately after this offering held by our existing shareholders will decrease to                        , or            %.

        The information presented in the table above excludes            shares of common stock currently reserved for issuance under options to be granted in conjunction with this offering at an exercise price equal to the initial public offering price.

(1)
Includes VOC Investment, the nominee of the sellers of the Identified Vessels, who will receive shares of our common stock as partial payment of the purchase price of the Identified Vessels, and affiliates of Wexford, who will receive shares of our common stock in exchange for the Wexford Vessels.

SELECTED FINANCIAL INFORMATION

        We were formed on May 3, 2005, and did not exist during all of the periods presented. The historical statement of income data set out below is derived from the historical financial statements of North American Carriers Ltd. and North American Carriers II Ltd. included in this prospectus. The balance sheet data is derived from our historical financial statements, included in this prospectus, giving effect to our acquisition of the Wexford Vessels. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and such historical financial statements and the related notes included in this prospectus. The results of operations for the quarter ended June 30, 2005 are not necessarily indicative of results we could achieve for the full year.

	For the Period from January 9, 2004 (Inception) to December 31, 2004	For the Period from January 9, 2004 (Inception) to June 30, 2004 (unaudited)	For the Six Months Ended June 30, 2005 (unaudited)
	(in thousands)
Statement of Income Data:
Revenues	$18,962	$3,175	$18,825
Expenses:
Voyage expenses and commissions	1,231	203	1,320
Vessel operating expenses	2,404	560	1,745
Depreciation	2,429	366	2,200
Amortization of deferred costs	124	33	90
Management fees	363	88	274
General and administrative expenses	250	124	180
Foreign currency (gains)/losses	21	2	(2)

Operating income	12,140	1,799	13,018

Interest and finance costs	(825)	(104)	(852)
Interest income	89	5	119

Net income	$11,404	$1,700	$12,285

		June 30,	June 30,
	December 31, 2004
		2004	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,648	$12,716	$6,886
Total current assets	9,442	13,348	9,927
Vessels	82,485	27,767	80,285
Other non-current assets	1,276	567	1,286
Total assets	93,203	41,682	91,498
Current liabilities	9,757	2,683	7,251
Other liabilities	68	16	101
Long-term debt, less current portion	36,956	9,048	30,609
Shareholders' equity	46,422	29,935	53,537

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        We are a Marshall Islands holding company that was formed on May 3, 2005 and did not exist during all of the periods presented. The following is a discussion of the financial condition and results of operations of North American Carriers Ltd. and North American Carriers II Ltd. for the periods from January 9, 2004 through December 31, 2004, from January 9, 2004 through June 30, 2004 and for the six months ended June 30, 2005. You should read this together with the financial statements including the notes to those financial statements included herein. After this offering, approximately            % of our common stock will be owned by Wexford, an SEC registered investment advisor with approximately $3.1 billion of assets under management as of June 30, 2005.

General

        We will own and manage dry bulk carriers that transport a variety of dry bulk commodities including major bulks such as coal, iron ore and grains, and minor bulks such as bauxite, phosphate, fertilizers and steel products along worldwide shipping routes.

        Our initial operating fleet will include three modern dry bulk carriers to be acquired by us contemporaneously with the closing of this offering from Wexford. The Wexford Vessels are comprised of two Panamax dry bulk carriers and one Handymax dry bulk carrier, which have a combined carrying capacity of 190,508 dwt and an average age of 8.1 years as of June 30, 2005.

        In addition, we will acquire contemporaneously with the closing of this offering two of the Identified Vessels from affiliates of VOC, and we will acquire, no later than 60 days after the closing of this offering, the remaining two Identified Vessels. The Identified Vessels are comprised of two Panamax dry bulk carriers, one Handymax dry bulk carrier and one Ultrahandymax dry bulk carrier, which have a combined carrying capacity of 227,230 dwt and an average age of 10.0 years, as of June 30, 2005. Our acquisition of the Identified Vessels will increase the size of our fleet to seven dry bulk carriers with a combined carrying capacity of 417,738 dwt and an average age of 9.2 years as of June 30, 2005.

        The Wexford Vessels have been historically employed in the spot market under short-term time charters. After the closing of this offering, we will outsource both commercial and technical fleet management to third parties in arm's length transactions at standard market terms. We expect to employ our fleet on an opportunistic basis in the spot charter market, under period time charters and in dry bulk carrier pools. We believe that this flexible employment strategy will allow us to maximize our returns, given current market conditions.

        A spot or voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs. A shipping pool is a collection of similar vessel types owned by different companies but operated by a single entity that provides central administration. This entity markets the vessels as a single, cohesive fleet unit and collects pool earnings, which are distributed to individual owners under a pre-arranged "weighting" system. In most cases, the pool management company pays all voyage related expenses for pool activities, such as port, canal and fuel costs, but all other costs, including vessel operating expenses, are paid for by the owners. Pools have the size and scope to combine spot market voyages, trip time charters, period time charters and contracts of affreightment with freight forward agreements for hedging purposes. With this variety of chartering options, pools are able to perform more efficient vessel scheduling, thereby increasing fleet utilization.

Factors Affecting Our Results of Operations

        We believe that the important measures for analyzing trends in the results of our operations consist of the following:

  •
  Ownership days.    We define ownership days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

  •
  Available days.    We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days (also referred to as voyage days) to measure the number of days in a period during which vessels should be capable of generating revenues.

  •
  Operating days.    We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

  •
  Fleet utilization.    We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys.

  •
  Time Charter Equivalent ("TCE") rates.    We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our operating days during the period. The TCE rate is a performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

  •
  Spot charter rates.    Spot charter rates are volatile and fluctuate on a daily, seasonal and year-to-year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

        The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the periods from January 9, 2004 through December 31, 2004 and from January 9, 2004 through June 30, 2004 and for the three months ended June 30, 2005.

	Period from January 9, 2004 (from Inception) through December 31, 2004	Period from January 9, 2004 (from Inception) through June 30, 2004	Six Months Ended June 30, 2005
Ownership days
Anita	177.6	—	181.0
Koby	150.1	—	181.0
Paige	304.7	121.2	181.0

Total	632.4	121.2	543.0

Available days
Anita	177.6	—	181.0
Koby	150.1	—	181.0
Paige	279.5	96.0	181.0

Total	607.2	96.0	543.0

Operating days
Anita	175.1	—	179.8
Koby	148.4	—	181.0
Paige	278.7	95.4	181.0

Total	602.2	95.4	541.8

Fleet utilization
Anita	98.6%	—	99.3%
Koby	98.8%	—	100.0%
Paige	91.5%	78.7%	100.0%

Fleet average	95.2%	78.7%	99.8%

TCE rate
Anita	$24,312	$—	$31,958
Koby	32,415	—	35,232
Paige	31,094	31,153	29,740

Fleet average	$29,244	$31,153	$32,310

Daily vessel operating expenses
Anita	$3,019	$—	$3,167
Koby	4,165	—	3,211
Paige	4,077 (1)	4,620 (1)	3,263

Fleet average	$3,801	$4,620	$3,214

(1)
Includes certain startup costs in connection with the acquisition and placement into service of the Paige.

Voyage Revenues

        Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the dry bulk carrier transportation market and other factors affecting spot market charter rates for dry bulk carriers.

        Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in dry bulk rates although we are exposed to the risk of declining dry bulk rates, which may have a materially adverse impact on our financial performance. If we fix vessels on period time charters, future spot market rates may be higher or lower than those rates at which we have period time chartered our vessels.

Vessel Operating Expenses

        Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, are prone to increase as a result of the enlargement of our fleet. We expect these expenses to increase as a result of operating all the Wexford Vessels for a full year period. Additionally, we expect these expenses to increase during 2005 following our acquisition of the Identified Vessels. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation

        We depreciate our dry bulk carriers on a straight-line basis over their estimated useful lives, after considering the estimated salvage value, calculated based on $150 per lightweight ton, or "LWT." We estimate the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. We follow the deferral method of accounting for drydocking and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled, typically 30 to 60 months.

Lack of Historical Operating Data for Vessels Before Their Acquisition

        Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

        Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may acquire some vessels in our Combined Fleet with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the entry into a separate direct agreement with such charterer and the buyer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

Six Months Ended June 30, 2005 Compared to Period Ended June 30, 2004

        The increase in our revenue, expense and cash flow results for the six months ended June 30, 2005 over the prior-year quarter was primarily due to the addition to our fleet, and subsequent time charter hire, of the Anita and Koby vessels, as well as the time charter hire of the Paige for the full six-month period. As of June 30, 2004, the Paige was hired under a one year time charter.

        Voyage Revenues—Voyage revenues for the six months ended June 30, 2005 were $18.8 million as compared to $3.2 million in the prior-year quarter. We expect our revenues to increase in 2005 as a result of the operation of the Wexford Vessels for the entire year, as well as the addition of the Identified Vessels to our fleet. Further, during 2004, day rates in the shipping industry reached all-time highs. If day rates were to materially decrease during 2005, our revenues could potentially decrease, despite the increase in our fleet size and number of operating days. During the six months ended June 30, 2005, our vessels were chartered at rates similar to those levels experienced during 2004.

        Voyage Expenses—Voyage expenses, which primarily consist of commissions and also include port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, were $1,320 thousand for the six months ended June 30, 2005 as compared to $203 thousand in the prior-year quarter. We expect these expenses to increase as a result of operating the Wexford Vessels for the full year. Commissions are calculated as a percentage of voyage revenues.

        Vessel Operating Expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, were $1,745 thousand for the six months ended June 30, 2005 as compared to $560 thousand in the prior-year quarter.

        General and Administrative Expenses—General and administrative expenses were $180 thousand for the six months ended June 30, 2005 as compared to $124 thousand in the prior-year quarter.

        Depreciation and Amortization—Total depreciation and amortization, which includes vessel depreciation expense, amortization of deferred charges and amortization of financing fees (included in interest expense), was $2.3 million for the six months ended June 30, 2005 as compared to $402 thousand in the prior-year quarter. Vessel depreciation expense, amortization of deferred charges and amortization of financing fees were $2.2 million, $90 thousand and $22 thousand for the six months ended June 30, 2005, respectively, as compared to $366 thousand, $33 and $3 thousand in the prior-year quarter.

        Interest and Finance Costs, Net—Net interest expense was $733 thousand for the six months ended June 30, 2005, including $852 thousand in interest and finance costs and $119 thousand in interest income, as compared to net interest expense of $99 thousand in the prior-year quarter, including

$104 thousand in interest and finance costs and $5 thousand in interest income. The increase is due to increased borrowings to purchase our ships.

        We anticipate that all of the foregoing expenses will increase throughout 2005 primarily as a result of the operation of the Wexford Vessels for a full year and the acquisition of the Identified Vessels and as a result of becoming a public company.

        Foreign Currency (Gains)/Losses—Foreign currency gain was $2 thousand for the six months ended June 30, 2005 as compared to a loss of $2 thousand in the prior-year period.

        Net Income—Net income was $12.3 million for the six months ended June 30, 2005 as compared to $1.7 million in the prior-year period.

Period Ended December 31, 2004

        Voyage Revenues—Voyage revenues for the period ended December 31, 2004 were $19.0 million and were generated from the time charter hire of the Paige, Anita and Koby vessels, delivered in March, July and August of 2004, respectively.

        Voyage Expenses—Voyage expenses, which primarily consist of commissions and also include port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, were $1.2 million for the period ended December 31, 2004. Commissions are calculated as a percentage of voyage revenues.

        Vessel Operating Expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, were $2.4 million for the period ended December 31, 2004.

        General and Administrative Expenses—General and administrative expenses were $250 thousand for the period ended December 31, 2004.

        Depreciation and Amortization—Total depreciation and amortization, which includes vessel depreciation expense, amortization of deferred charges and amortization of financing fees, was $2.6 million for the period ended December 31, 2004. Vessel depreciation expense, amortization of deferred charges and amortization of financing fees were $2.4 million, $124 thousand and $30 thousand in 2004, respectively.

        Interest and Finance Costs, Net—Net interest expense was $736 thousand for the period ended December 31, 2004, including $825 thousand in interest and finance costs and $89 thousand in interest income.

        We anticipate that all of the foregoing expenses will increase in 2005 primarily as a result of the operation of the Wexford Vessels for a full year and the acquisition of the Identified Vessels and as a result of becoming a public company.

        Foreign Currency Losses—Foreign currency loss was $21 thousand for the period ended December 31, 2004.

        Net Income—Net income was $11.4 million for the period ended December 31, 2004.

Liquidity and Capital Resources

        Historically our principal source of funds has been equity provided by our shareholders, operating cash flows and long-term borrowings. The principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay distributions. We expect to rely upon operating cash flows, long-term borrowings, the proceeds of this offering, as well as future equity financings to implement our growth plan. With the net proceeds from this offering, and, if necessary, up to $      of borrowings under our new credit facility, we will have sufficient funds to acquire the Identified Vessels. If we are unable to complete this offering, we will have to increase our borrowings in order to raise the funds necessary to complete the acquisition of the Identified Vessels, provided that the owner of the Identified Vessels would remain interested in selling them to us. Assuming the offering, if we do not acquire any additional vessels beyond the Combined Fleet, we believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for at least the next 12 months. When we acquire additional vessels, we will rely on new debt, proceeds from this or future offerings and revenues from operations to meet our liquidity needs going forward. As of August 31, 2005, our cash and cash equivalents were approximately $[    ] million.

        Our business is capital intensive and its future success will depend on our ability to maintain a high quality fleet through the acquisition of newer dry bulk vessels and the selective sale of older dry bulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, by Marshall Islands law, which regulates the payment of dividends by companies, or by restrictions contained in any new credit facility to which we may become a party. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations. We have never been materially adversely affected by our inability to receive distributions from our subsidiaries.

New Credit Facility

        We have entered into a commitment letter relating to a new credit facility with DnB NOR Bank ASA. The credit facility will include $40 million in senior secured amortizing term loans and $100 million in senior secured revolving credit. However, only $100 million will be available under the senior secured revolving credit facility until we complete our acquisition of the Clipper Gem and the Clipper Glory which are to be delivered no later than 60 days after the closing of this offering. The proceeds of the term loans will be used to refinance our existing indebtedness secured by the Wexford Vessels. Up to $         million of the proceeds of the revolving credit facility will be used to partially fund the acquisition of the Identified Vessels, if necessary. All remaining proceeds of the revolving credit facility will be used to fund future vessel acquisitions and for working capital requirements. The credit facility will be secured by the vessels in our Combined Fleet and guaranteed by each of our vessel-owning subsidiaries. The loans will have a maturity date of eight years from the closing date of the financing, with respect to the term loans, and three years from the closing date of the financing with respect to the revolving loans. Principal on the term loans will be repaid in equal quarterly installments with a 30% balloon payment due on the maturity date, while principal on the revolving loans will be paid on the maturity date. The loans will bear interest at LIBOR for periods of one, three, six or twelve months, as selected by us, plus a margin of 0.75% or 0.95%, based on the outstanding loan-to-appraised value ratio. In addition, the new credit facility will contain, among other things, financial covenants requiring a minimum tangible net worth, a maximum ratio of debt to EBITDA, a minimum amount of unrestricted cash and a minimum appraised value of the security pool. We expect to enter into the new credit facility contemporaneously with the closing of this offering.

However, the commitment letter is non-binding and there can be no assurance that we will enter into this or any other credit facility.

Cash Flows

        We generated $1.2 million in cash during the six months ended June 30, 2005 as compared to $12.7 million in the prior-year period. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital surplus was $2.7 million as of June 30, 2005, as compared to a working capital surplus of $10.7 million as of June 30, 2004. The current portion of long-term debt included in our current liabilities was $6.1 million as of June 30, 2005 as compared to $1.9 million as of June 30, 2004.

        Net Cash From Operating Activities—Net cash from operating activities was $14.8 million for the six months ended June 30, 2005 as compared to $2.3 million in the prior-year period.

        Net Cash Used In Investing Activities—Net cash used in investing activities was $0 for the six months ended June 30, 2005, as compared to $28.1 million in the prior-year period. Net cash used in investing activities for the period ended June 30, 2004 relates to the acquisition of the Paige and advances made for the acquisitions of the Anita and the Koby.

        Net Cash Used In/From Financing Activities—Net cash used in financing activities was $13.5 million for the six months ended June 30, 2005, as compared to net cash from financing of $38.5 million in the prior-year period. Net cash used in financing activities for the six months ended June 30, 2005 relates primarily to the repayment of long-term debt and an increase in refund of additional paid-in capital of $8.9 million and $5.2 million respectively. Net cash from financing activities for the period ended June 30, 2004 relates primarily to the following:

  •
  $11.0 million in proceeds from the issuance of long-term debt to finance the acquisition of the Paige; and

  •
  $28.2 million in proceeds from the issuance of equity to finance the acquisition of the Paige and the Anita.

        We generated $5.6 million in cash for the period ended December 31, 2004. Working capital deficit was $315 thousand as of December 31, 2004. The current portion of long-term debt included in our current liabilities was $8.6 million as of December 31, 2004.

        Net Cash From Operating Activities—Net cash from operating activities was $13.9 million for the period ended December 31, 2004, principally the result of our net income of $11.4 million, and including depreciation of $2.4 million.

        Net Cash Used In Investing Activities—Net cash used in investing activities was $84.9 million for the period ended December 31, 2004, which reflects the acquisition costs for the Wexford Vessels.

        Net Cash From Financing Activities—Net cash from financing activities was $76.6 million for the period ended December 31, 2004. The cash provided by financing activities relates primarily to the following:

  •
  $48.7 million in proceeds from the issuance of long-term debt to finance the acquisition of the Wexford Vessels; and

  •
  $38.0 million in proceeds from the issuance of equity to finance the acquisition of the Wexford Vessels.

        As of December 31, 2004, we had three outstanding loans with a combined outstanding principal balance of $45.7 million. As of June 30, 2005, these outstanding loans had a combined outstanding balance of $36.8 million. These loans have principal repayments due between 2005 and 2014 (See table below).

Contractual Obligations

        The following table sets forth our contractual obligations and their maturity dates as of June 30, 2005:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands)
Bank loans(1)	$6,106	$6,713	$2,519	$21,507	$36,845
Vessel purchase agreement	—	—	—	—	—
Management agreement(2)	2	—	—	—	2
Interest payments(3)	973	2,500	1,996	2,571	8,040

Total	7,081	9,213	4,515	24,078	44,887

(1)
As of June 30, 2005, we had $36.8 million of principal indebtedness outstanding under three bank loans associated with the Wexford Vessels. We expect to repay this indebtedness from the proceeds of a new credit facility, although we can give no assurance we will enter into such a facility. The debt principal and interest payments noted above reflect prepayments of loans made on April 21, 2005 and the amendments to the respective loan agreements.

(2)
The Wexford Vessels are currently under management agreements with Franco Compania Naviera S.A. The agreements for each of the Wexford Vessels have a one-year renewable term from the date of execution which began 30 days prior to the delivery of each vessel. The agreements are terminable at any time after one year and may be subject to up to $50,000 in severance payable by us upon termination. The amounts indicated in the above table are the minimum contractual obligations for one year, exclusive of an additional fee of 1 1/4% of gross revenues. Upon the closing of this offering, we will enter into an agreement with our Commercial Manager to provide commercial management for the vessels, for which we will pay $8,500 per vessel per month, or an aggregate of $714,000 per year, for our Combined Fleet and will enter into an agreement with our Technical Manager to provide technical management for the vessels, for which we will pay $105,000 per vessel per year, or $735,000 for our Combined Fleet plus crewing costs of approximately $4.7 million per year for our Combined Fleet. In addition, prior to the closing of this offering, we will enter into an administrative services agreement with Wexford, for which we will pay Wexford a fee of $1.5 million per year for our Combined Fleet, plus an additional $14,000 per month for each new vessel we acquire.

(3)
Interest payments are calculated based on the outstanding bank loans as of June 30, 2005, as amended. The interest rates under our bank loans are based on LIBOR plus a margin. We calculated our future interest payments based on the interest rates that were in effect for each respective loan as of June 30, 2005. The all-in interest rates for each of the three bank loans used in this calculation are 4.56%, 4.43% and 4.39% respectively.

Acquisition of Identified Vessels

        We have entered into an asset purchase agreement to acquire four additional dry bulk vessels, referred to as the Identified Vessels, from affiliates of VOC. Under our agreement to acquire the Identified Vessels, the purchase price of each vessel will be equal to its appraised value, which will be the weighted average appraisal of such vessel as determined by three agreed appraisers within 30 days prior to the closing of this offering. However, if the aggregate appraised value of the Identified Vessels is not at least equal to their aggregate initial appraised value, the sellers of the Identified Vessels are not required to complete the sale unless we are willing to pay the amount of the Identified Vessels' aggregate initial appraised value. The initial appraised values for the Identified Vessels are $36.5 million for the VOC Enterprise, $25.8 million for the VOC Orchid, $22.3 million for the Clipper Gem and $22.3 million for the Clipper Glory. Additional details regarding the acquisition and purchase price for each vessel can be found under the section "Business—Our Company."

Asset Purchase Agreement for the Wexford Vessels

        We will enter into an agreement with three affiliates of Wexford to acquire the Wexford Vessels. In exchange for the Wexford Vessels, we will issue to our affiliates a portion of our shares of common stock equal to the higher of the vessels' aggregate initial appraised value or their aggregate appraised value as determined by three agreed appraisers within 30 days prior to the closing of this offering. The initial appraised values of the Wexford Vessels are $38.5 million for the Anita, $36.8 million for the Koby and $24.0 million for the Paige. The closing under this agreement will occur on a date mutually agreed to by the parties but no later than the first closing under the asset purchase agreement with affiliates of VOC.

Recent Accounting Pronouncements

        On December 16, 2004, Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-Based Payment," was issued. SFAS No. 123(R) is a revision of SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure, required under SFAS No. 123, is no longer an alternative. The impact of SFAS No. 123(R) could be material to our results of operations. We will record non cash compensation charges relating to option grants beginning January 1, 2006.

Inflation

        Inflation does not have a significant impact on vessel operating or other expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure of Market Risk

        The international dry bulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

        As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 100 basis points would have decreased our net income and cash flows in the first six months of 2005 by approximately $209 thousand based upon our debt level at June 30, 2005. The following table sets forth the sensitivity of our outstanding debt in U.S. dollars to a 100 basis point increase in LIBOR during the next five years on the same basis:

Year	Amount
(In thousands)
2005	260.1
2006	231.2
2007	244.0
2008	226.8
2009	201.8

Foreign Exchange Rate Risk

        We generate all of our revenues in U.S. dollars, but incur approximately 9.1% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At June 30, 2005, approximately 33.0% of our outstanding accounts payable was denominated in currencies other than the U.S. dollar (mainly the Euro).

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of the significant accounting policies, see Note 2 to the financial statements.

        Impairment of long-lived assets.    We apply Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, management should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. The estimates of cash flows and fair value are subjective. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the vessels. The review for impairment of each vessel's carrying amount as of December 31, 2004, did not result in an indication of an impairment loss.

        Vessels' depreciation.    Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value, calculated based on $150 per LWT. Management estimates the useful life of the Wexford Vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. An increase in the useful life of a dry bulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

        Drydocking and special survey costs.    We expect that each of our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We will capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of fuel consumed between the vessel's last discharge port prior to the drydocking and the time the vessel leaves the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking.

        Allowance for doubtful accounts.    Revenue is based on contracted charter parties and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

 THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY

        The information and data in this section relating to the international dry bulk shipping industry has been provided by Drewry Shipping Consultants, or Drewry, and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international dry bulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry's methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk shipping industry.

Bulk Carrier Industry Overview

        The marine industry is an essential link in international trade, with ocean-going vessels representing the most efficient, and often the only, method of transporting large volumes of basic commodities and finished products. In 2004, approximately 2.5 billion tons of dry bulk cargo was transported by sea, comprising more than one-third of all international seaborne trade.

        Dry bulk cargo is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Dry bulk cargo is generally categorized as either major bulk or minor bulk. Major bulk cargo constitutes the vast majority of dry bulk cargo by weight, and includes, among other things, coal, iron ore and grain. Minor bulk cargo includes products such as agricultural products, mineral cargoes (including metal concentrates), cement, forest products and steel products and represents the balance of the dry bulk industry.

        A similar volume of trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals. The breakdown of seaborne trade by main commodity type is indicated in the following table.

World Seaborne Trade in 2004

	Tons (Millions)	% Total
All Cargo
Dry Bulk	2,456	38.3%
Liquid (Oils/Gases/Chemicals)	2,520	39.8%
Container Cargo	896	14.1%
Non-Container/General Cargo	493	7.8%

Total	6,365	100.0%

Trade in Dry Bulk Commodities Only

	Tons (Millions)	% Total
Coal	625	25.4%
Iron Ore	645	26.3%
Grain	228	9.3%
Minor Bulks	958	39.0%

Total	2,456	100.0%

Source: Drewry

 Dry Bulk Seaborne Trade—2004

Source: Drewry

        In terms of seaborne trade volumes (and the shipping ton-miles generated), the dominant influence is that of the major bulk trades, which include coal, iron ore and grain. During 2004 global seaborne trade in major bulks was 1.5 billion tons, representing 61% of total seaborne dry bulk trade.

Coal

        Coal is an abundant commodity. At current production rates coal reserves would provide approximately 200 years of supply, compared with 41 years for oil and 67 years for natural gas. In addition, coal is mined in more than 50 countries with no world dependence in any one region. Steam coal is used mainly for power generation. Coking (metallurgical) coal is used to produce coke to feed blast furnaces in the production of steel.

        In 2004, Japan and the European Union were the first- and second-largest importers of coal, importing 169 million tons and 130 million tons, respectively. Australia, the largest exporter of steam coal, met much of this demand, exporting 107 million tons in 2004, which represented 25% of the world's export market. The second and third largest exporters of steam coal in 2004 were Indonesia and China, exporting 89 million tons and 74 million tons, respectively.

        China's coal exports and imports have increased dramatically over the last five years. Its 74 million tons of exports in 2004 represented an average annual increase of 42% since its 1999 exports of 12.7 million tons, and its 2004 imports of 19.2 million tons represented an average annual increase of 64% since its 1999 imports of 1.6 million tons.

Iron Ore

        Iron ore is used as a raw material for the production of steel along with limestone and coking coal. Steel is the most important construction and engineering material in the world. In 2004 approximately 650 million tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

        As the figures below indicate, Chinese imports of iron ore have grown significantly in the last few years and have been a major driving force in the dry bulk sector. Total iron ore imports for 2004 of

208 million tons increased by approximately 40% over 2003 import levels and have increased at a compound annual growth rate of 30% since 1999.

Chinese Iron Ore Imports

Year	Volume (Million tons)
1999	55.3
2000	70.0
2001	92.5
2002	111.3
2003	148.2
2004(1)	208.1

(1)
Provisional Figures

Source: Drewry

        This growth rate in iron ore imports is matched by Chinese steel production. Over the last five years, steel production in China has grown at an average annual rate of almost 17%, compared to global production increasing by an average of 5.6% per annum.

Crude Steel Production (million tons)

Year	EU	Japan	China	Global
1999	155.8	94.2	123.7	803.8
2000	163.3	106.4	127.2	847.2
2001	158.5	102.9	150.9	850.8
2002	158.1	107.7	179.7	901.9
2003	159.5	110.5	219.3	963.3
2004	170.0	112.7	269.3	1,054.1

Source: Drewry

Grain

        Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cottonseeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein rich residue is used as a raw material in animal feed.

        Total grain production is dominated by the United States. Argentina is the second largest producer followed by Canada and Australia. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Minor Bulks

        The balance of dry bulk trade, minor bulks, subdivides into two types of cargo: (1) secondary bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement and (2) the so-called neo-bulks or non-free flowing or part manufactured cargo that is principally forest products and steel products including scrap. The latter are mainly transported in small vessels of less than 40,000 dwt. In 2004, total trade in minor bulks amounted to approximately 958 million tons.

Dry Bulk Demand

        The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Seaborne dry bulk trade increased by slightly more than 2%, on an average annual basis, during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 1999 and 2004, trade in all dry bulk commodities increased from 1.97 billion tons to 2.46 billion tons, an increase of 25% overall.

Dry Bulk Trade Development

(1)
Provisional

Source: Drewry

        Generally, growth in gross domestic product and industrial production correlates with peaks in demand for seaborne transportation. Certain economies will act from time to time as the "primary driver" of the dry bulk carrier market. In the 1990s Japan acted as the primary driver due to increased demand for seaborne trade and growth in Japanese industrial production. China has been the main driving force behind the recent increase in seaborne dry bulk trades and the demand for bulk carriers. In addition to coal and iron ore, Chinese imports of steel products have also increased sharply in the last five years, thereby creating additional demand for dry bulk carriers.

        The following table illustrates China's annual gross domestic product growth rate compared to that of the U.S. and global growth during the periods indicated.

GDP Growth (% change)

Years	China GDP Growth (%)	U.S. GDP Growth (%)	Global GDP Growth (%)
1981—1985	10.1	2.6	2.4
1986—1990	7.8	2.6	2.8
1991—1995	12.0	2.3	1.2
1996—2000	8.3	4.1	3.5
2001—2003	7.9	1.9	3.2
2004	9.5	4.4	4.8

Source: Drewry

        While the growth in Chinese trade has principally benefited the larger sectors of the fleet (Capesize), there has been a significant "trickle down" effect to the Handymax and Handysize vessels. In times of weak demand the larger vessels will seek cargoes away from their main trades. For example, Panamax vessels will carry more grain and forest products when the coal trade is slow. This inevitably affects the Handymax and Handysize market. Conversely, when demand for the major bulks is strong, the Handymax and Handysize vessels have a much stronger demand scenario, as they are not being encroached upon by other sectors. The extent to which increases in dry bulk trade have affected demand for dry bulk carriers is shown in estimates of ton-mile demand. Ton-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage.

        Between 1999 and 2004 ton-mile demand in the dry bulk sector increased by a total 25% to 11.511 billion ton-miles. The table below details the growth in ton-mile demand for the main dry bulk commodities. For some commodities there has been over the years a shift in demand due to changing trade routes. For example, the Brazil to China iron ore route started to be a significant trade some six to eight years ago. Previously the principal trade was Brazil to Japan. The increase in trade on the route to China has had an increased effect on the demand for shipping due to the length of the haul. Conversely as Chinese demand has grown, there has been some shift in the sourcing of iron ore away from Atlantic sources to Pacific regions such as Australia. However this has not yet reached significant proportions to affect the ton-mile demand.

Billion Ton-Mile Demand by Commodity

	1999	2000	2001	2002	2003	2004	99-04 CAGR
Iron Ore	2,436	2,713	2,718	2,927	3,266	3,516	7.6%
Coal	2,367	2,530	2,612	2,657	2,788	2,950	4.5%
Grain	1,138	1,194	1,260	1,183	1,156	1,241	1.7%
Bauxite/Alumina	192	195	190	197	204	212	2.0%
Phosrock	112	111	113	113	117	120	1.4%
Agribulks	434	424	440	436	441	453	0.9%
Forest Products	615	638	621	632	641	669	1.7%
Fertilizers	389	400	386	392	399	415	1.3%
Minerals	156	164	162	170	183	194	4.5%
Iron & Steel	924	984	977	1,033	1,107	1,225	5.8%
Manufactured Products	443	472	479	487	503	516	3.1%

Total Demand	9,205	9,825	9,958	10,227	10,805	11,511	4.6%

Source: Drewry

        The following map represents the major global dry bulk trade routes. Dry bulk carriers can be the most versatile element of the global shipping fleet in terms of employment alternatives. However, dry bulk carriers seldom operate on round trip voyages. Rather, the norm is port-to-port liner service and triangular or multi-leg voyages. This means that every voyage has a ballast leg that must be paid for by the laden or revenue earning leg. Hence, trade distances assume greater importance in the demand equation.

        It can be seen from the map that the three major commodities travel great distances and are not confined to regional trade. The longest trade route is iron ore from Brazil to China. As the majority of the vessels that travel this route are Capesize vessels, the route is via the Cape of Good Hope rather than the Panama Canal.

Major Dry Bulk Seaborne Trade Routes

Source: Drewry

Seasonality

        The three largest commodity drivers of the bulk industry, iron ore, steam coal and grain, are all affected by seasonal demand fluctuations. Transport of iron ore for use as a feed for the steel industry tends to decline during the summer months when many of the major steel users such as automotive manufacturers reduce their production lines significantly during summer holidays and vice versa. Steam coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period, as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is highly seasonal and driven by the harvest cycle of the northern and southern hemispheres. However, with five nations representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year.

Supply

        The worldwide dry bulk carrier fleet subdivides into four vessel size categories, which are based on cargo carrying capacity.

        Capesize—vessels over 80,000 dwt. While this is the traditional definition of a Capesize bulk carrier, in terms of deadweight, the sector is changing. As per the orderbook detailed below, there have been a number of new super-Panamaxes ordered—so-called Kamsarmax—which are 82 - 85,000 dwt, but which are able to transit the Panama Canal with a full cargo. Thus a more modern definition of Capesize would be based on vessels over 100,000 dwt. The Capesize sector is focused on long haul iron ore and coal trade routes. Due to the size of the vessels there are only a comparatively small number of ports around the world with the infrastructure to accommodate them.

        Panamax—vessels between 60,000 dwt and 80,000 dwt. Panamax vessels, defined as those with the maximum beam (width) of 32.2 meters permitted to transit the Panama Canal, carry coal, grain and to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

        Handymax—vessels between 30,000 dwt and 60,000 dwt. The Handymax sector operates in a large number of geographically dispersed global trades, mainly carrying grain and minor bulks including steel products, forest products and fertilizers. Vessels less than 60,000 dwt are built with on-board cranes that enable them to load and discharge cargo in countries and ports with limited infrastructure.

        Handysize—vessels up to 30,000 dwt, which carry exclusively minor bulk cargoes. Historically, the Handysize dry bulk carrier sector was seen as the most versatile. Increasingly, however, this has become more of a regional trading niche sector. The vessels are well suited for small ports with length and draft restrictions and also lacking infrastructure.

        The supply of dry bulk carriers is a function of the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The following chart illustrates bulk carrier fleet development since 1990.

Dry Bulk Carrier Fleet Development—Deliveries v Scrappings

Source: Drewry

        The chart below shows bulk carrier fleet development between 1990 and June 2005 and how the orderbook as a percentage of the fleet has fluctuated throughout this period.

Dry Bulk Carrier Fleet and Orderbook Development

Source: Drewry

        The following tables illustrate the size and composition of the world dry bulk carrier fleet as of June 2005.

Dry Bulk Carrier Fleet—June 2005

	Current Fleet			Orderbook
Size ('000 dwt)	No.	Dwt (Million)	% of Fleet	No.	Dwt (Million)	% of Fleet
Capesize	690	110.6	33.2%	256	38.1	34.4%
Panamax	1,188	84.3	25.3%	177	13.4	15.9%
Handymax	2,252	95.2	28.5%	366	17.5	18.4%
Handysize	1,924	43.6	13.1%	83	1.8	4.1%

Total	6,054	333.6	100.0%	882	70.8	21.2%

Source: Drewry

 Historical Bulk Carrier Fleet and Orderbook 2000 to 2004

	2000	2001	2002	2003	2004
Capesize (80,000 dwt plus)
No. of Vessels	562	592	606	634	668
Dwt (in millions)	88.7	93.9	96.6	101.1	106.8
% of Fleet	10.0%	10.4%	10.6%	11.0%	11.3%
Vessels on order	89	70	89	129	217
Dwt on order (millions)	14.5	10.9	14.5	18.9	33.0
% of Fleet on order	16.3%	11.6%	15.0%	18.7%	30.9%
Panamax (60,000 to 80,000 dwt)
No. of Vessels	954	1,037	1,078	1,094	1,150
Dwt (in millions)	66.7	73.0	76.2	77.4	81.4
% of Fleet	17.6%	18.6%	19.1%	19.0%	19.4%
Vessels on order	360	125	87	238	184
Dwt on order (millions)	23.0	9.1	6.1	16.8	13.7
% of Fleet on order	34.4%	12.4%	8.0%	21.7%	16.8%
Handymax (30,000 to 60,000 dwt)
No. of Vessels	1,929	2,002	2,080	2,126	2,190
Dwt (in millions)	79.4	83.2	86.9	89.3	92.2
% of Fleet	34.2%	34.6%	35.1%	35.8%	37.0%
Vessels on order	138	231	200	238	363
Dwt on order (millions)	5.8	10.7	9.0	10.6	17.3
% of Fleet on order	7.3%	12.9%	10.4%	11.9%	18.8%
Handysize (10,000 to 30,000 dwt)
No. of Vessels	1,941	1,922	1,899	1,897	1,915
Dwt (in millions)	44.0	43.7	43.0	43.0	43.4
% of Fleet	38.2%	36.3%	35.3%	33.9%	32.9%
Vessels on order	94	73	45	60	63
Dwt on order (millions)	2.2	1.6	0.9	1.2	1.5
% of Fleet on order	5.0%	3.7%	2.1%	2.8%	3.5%
Total
No. of Vessels	5,386	5,553	5,663	5,751	5,923
Dwt (in millions)	278.8	293.7	302.7	310.7	323.7
Vessels on order	681.0	499.0	421.0	665.0	827.0
Dwt on order (millions)	45.6	32.4	30.4	47.5	65.6
% of Fleet on order	16.4%	11.0%	10.0%	15.3%	20.3%

Source: Drewry

        The following four tables detail the fragmentation within the dry bulk fleet. The leading 20 owners are shown for each sector with total fleet number and deadweight.

Leading Bulk Carrier Owners

Capesize Vessels		Panamax Vessels
MOL Mitsui OSK Lines	35 vessels 5,564,052 dwt	COSCO (Hong Kong)	32 vessels 2,260,729 dwt
NYK Line	37 vessels 5,390,836 dwt	COSCO Bulk Carrier	24 vessels 1,672,681 dwt
K-Line	29 vessels 4,209,819 dwt	Cardiff Marine Inc.	18 vessels 1,286,142 dwt
Assc. Bulk Carriers	21 vls 3,321,086 dwt	Golden Union	12 vessels 794,076 dwt
Bergesen D.Y. ASA	10 vessels 2,597,644 dwt	Safety Management	10 vessels 760,952 dwt
Korea Line	14 vessels 2,543,208 dwt	Hebei Ocean Shpg.	11 vessels 748,072 dwt
Tai Chong Cheang	15 vessels 2,513,237 dwt	MOL Mitsui OSK Lines	10 vessels 747,207 dwt
COSCO Bulk Carrier	14 vessels 2,345,907 dwt	K-Line	10 vessels 746,331 dwt
U-Ming Marine Tran.	14 vessels 1,997,678 dwt	Emirates Trading	10 vessels 683,202 dwt
Hyundai M.M.	12 vessels 1,906,485 dwt	Shoei Kisen K.K.	9 vessels 650,772 dwt
SAMAMA	11 vessels 1,878,770 dwt	COSCO Qingdao	9 vessels 621,627 dwt
China Steel Corp	12 vessels 1,854,824 dwt	Nisshin Shpg.Co.Ltd.	8 vessels 603,231 dwt
Carras Hellas	11 vessels 1,844,234 dwt	Diana Shpg. Agencies	8 vessels 598,759 dwt
Marmaras Nav. Ltd.	11 vessels 1,797,310 dwt	Parakou Shpg.	8 vessels 592,881 dwt
Nissen Kaiun K.K.	10 vessels 1,757,636 dwt	Angelakos Ltd.	8 vessels 592,089 dwt
Sincere Navigation	10 vessels 1,755,602 dwt	Chandris (Hellas)	8 vessels 589,501 dwt
Bocimar N.V.	10 vessels 1,733,936 dwt	Enterprises Shpg.	8 vessels 586,327 dwt
Hebei Ocean Shpg.	10 vessels 1,693,502 dwt	Sinotrans Shpg. Ltd.	8 vessels 585,690 dwt
Hanjin Shpg Co.	10 vessels 1,653,540 dwt	IRISL	8 vessels 583,223 dwt
Neu Seeschiffahrt	7 vessels 1,609,066 dwt	Alpha Tankers & Frt.	8 vessels 581,713 dwt

Handymax Vessels		Handysize Vessels
NYK Line	46 vessels 2,050,606 dwt	Great Circle Shpg.	32 vessels 767,788 dwt
COSCO Bulk Carrier	44 vessels 1,915,399 dwt	Pacific Basin Shpg.	27 vessels 763,463 dwt
COSCO (Hong Kong)	39 vessels 1,799,885 dwt	China Shpg. Tramp	34 vessels 760,706 dwt
Jebsen KG	33 vessels 1,357,911 dwt	Navibulgar	33 vessels 644,777 dwt
IRISL	33 vessels 1,310,566 dwt	Oldendorff Egon	27 vessels 629,492 dwt
MOL Mitsui OSK Lines	29 vessels 1,293,951 dwt	Polish Steamship Co.	30 vessels 555,474 dwt
China Shpg. Tramp	32 vessels 1,280,273 dwt	Precious Shpg. Ltd.	19 vessels 464,674 dwt
Westfal-Larsen	23 vessels 977,792 dwt	Murmansk Shpg. Co.	23 vessels 449,072 dwt
Polish Steamship Co.	27 vessels 969,804 dwt	STX Pan Ocean	15 vessels 375,540 dwt
STX Pan Ocean	22 vessels 916,332 dwt	Clipper Group	14 vessels 369,150 dwt
Grieg Shipping A/S	22 vessels 910,161 dwt	Dockendale Shpg Co.	14 vessels 350,365 dwt
IMC Shpg. Co.	19 vessels 867,734 dwt	Enterprises Shpg.	13 vessels 339,773 dwt
Sanko S.S.	18 vessels 851,694 dwt	Chinese Govt.	14 vessels 336,561 dwt
Oldendorff Egon	21 vessels 838,664 dwt	COSCO Bulk Carrier	12 vessels 324,104 dwt
Gearbulk Ltd.	16 vessels 762,809 dwt	Algoma Central Corp.	12 vessels 322,529 dwt
SCI Shpg. Corp India	16 vessels 722,763 dwt	COSCO Qingdao	12 vessels 315,652 dwt
Marmaras Nav. Ltd.	17 vessels 719,749 dwt	Guangzhou Maritime	15 vessels 304,715 dwt
Pacific Carriers	15 vessels 648,536 dwt	Hanjin Shpg Co.	11 vessels 287,013 dwt
Nissen Kaiun K.K.	13 vessels 645,967 dwt	China Shpg. Cont.	13 vessels 271,990 dwt
Thoresen Thai Agen.	14 vessels 563,181 dwt	Upper Lakes Group	10 vessels 264,529 dwt

Source: Drewry

        NB: The above fleets are owned vessels only and do not include vessels operated pursuant to long term time charter agreements.

        The size of the bulk carrier orderbook fluctuates over time and in June 2005 amounted to 70.7 million dwt, which was equivalent to 21.2% of the existing fleet. Most of the ships on order will be delivered within the next two to three years.

 Dry Bulk Carrier Orderbook—June 2005

	2005		2006		2007		2008+		Total
Size ('000 dwt)											% of fleet
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt
Capesize	46	7,259	90	11,978	68	9,369	52	9,495	256	38,101	34.4
Panamax	54	4,061	56	4,240	55	4,163	12	913	177	13,377	15.9
Handymax	92	4,310	137	6,581	93	4,468	44	2,133	366	17,492	18.4
Handysize	23	518	34	728	25	517	1	29	83	1,792	4.1

Total	215	16,148	317	23,527	241	18,517	109	12,570	882	70,762	21.2

Source: Drewry

        The graph below details the age profile of the dry bulk carrier fleet as at the end of June 2005.

Dry Bulk Carrier Age Profile—June 2005

Source: Drewry

        The number of ships removed from the fleet in any period is dependent upon prevailing market conditions, scrap prices in relation to current and prospective charter market conditions as well as the age profile of the existing fleet. Generally, as a vessel increases in age its operational efficiency declines due to rising maintenance requirements, to the point where it becomes unprofitable to keep the ship in operation.

        The following table indicates the scrapping rates of dry bulk carriers for the period 1999 to 2004.

Dry Bulk Carrier Scrapping

		2000	2001	2002	2003	2004
Capesize (80,000+ dwt)
Fleet	Dwt (million)	88.7	93.9	96.6	101.1	106.8
Scrapped	No. of Vessels	4	3	8	2	1
	Dwt (million)	0.5	0.4	0.9	0.3	0.1
	% of Fleet	0.6	0.4	1.0	0.3	0.1
Panamax (60,000 to 80,000 dwt)
Fleet	Dwt (million)	66.7	73.0	76.2	77.4	81.4
Scrapped	No. of Vessels	11	28	18	7	1
	Dwt (million)	0.7	1.9	1.2	0.5	0.1
	% of Fleet	1.0	2.6	1.6	0.7	1.1
Handymax (30,000 to 60,000 dwt)
Fleet	Dwt (million)	79.4	83.2	86.9	89.3	92.2
Scrapped	No. of Vessels	40	40	25	29	0
	Dwt (million)	1.5	1.5	0.9	1.1	0.0
	% of Fleet	2.0	1.9	1.1	1.3	0.0
Handysize (10,000 to 30,000 dwt)
Fleet	Dwt (million)	44.0	43.7	43.0	43.0	43.4
Scrapped	No. of Vessels	50	62	64	25	5
	Dwt (million)	1.2	1.4	1.6	0.6	0.1
	% of Fleet	2.6	3.2	3.7	1.4	0.2
Total
Fleet	Dwt (million)	278.8	293.7	302.7	310.7	323.7
Scrapped	No. of Vessels	105	133	115	63	7
	Dwt (million)	3.8	5.2	4.7	2.4	0.3
	% of Fleet	1.4	1.8	1.6	0.8	0.1

Source: Drewry

        In the last five years the average age at which vessels in the dry bulk sector have been demolished is 26 years. Even though there has been little variation in the age at which dry bulk vessels are scrapped, many well-maintained vessels continue to trade to 30 years or more. Owners are also more likely to stretch the trading life of a vessel during periods of high freight rates.

        The supply of dry bulk carriers is not only a result of the number of ships in service, but also the operating efficiency of the worldwide fleet. For example, port congestion, which was a feature of the market in 2004, absorbed additional tonnage and therefore tightened the underlying supply/demand balance.

Charter Market

        Dry bulk carriers are employed in the market via a number of different chartering options. The general terms typically found in these types of contracts are described below.

  A "bareboat charter" involves the use of a vessel usually over longer periods of time ranging over several years. In this case all voyage related costs, including vessel fuel and port dues as well as all vessel-operating expenses such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer's account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

  A "time charter" involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

  A "voyage charter" or "spot charter" involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board times the agreed upon freight rate expressed on a per ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

  A "contract of affreightment" (coa) relates to the carriage of multiple cargoes over the same route and enables the coa holder to nominate different ships to perform the individual sailings. Essentially it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the coa, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the ship owner. The freight rate is normally agreed upon a per cargo ton basis.

Chartering on a single voyage or a trip charter basis may be referred to as spot chartering activity.

Charter Rates

        Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter hire rates is broadly mirrored across the different charter types and between the different dry bulk carrier categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels. Conversely, trade in minor bulks drives demand for smaller dry bulk carriers. Accordingly, charter hire rates and vessel values for those vessels are subject to less volatility.

        In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. Short-term time charter hire rates are generally higher than long-term charter hire rates. The market benchmark tends to be a 12-month time charter hire rate, based on a modern vessel of five to ten years age.

        In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

        Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

        The following graph details the Baltic Panamax Index. This is a daily Index produced by the Baltic Exchange from a range of spot voyage and trip freight rates. A panel of shipbrokers determines the rates.

Baltic Panamax Index—index points

Source: Baltic Exchange

Vessel Prices

        Market conditions in each of the major sectors in the shipping industry—dry bulk carriers, tankers and containerships—have prospered over the past 18 months. This is illustrated from the number of newbuilding resales seen in 2003 and 2004.

        This has helped trigger an upsurge in newbuilding activity across each of these fleet sectors. In addition, newbuilding demand is also strong for liquefied natural gas carriers and other specialized ship categories. Consequently, the near-term availability of newbuilding berths for vessel delivery before the end of 2007 is scarce, and after a period of stagnation, newbuilding prices for all vessel types have increased significantly, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. The weakening of the U.S. dollar has also contributed to the recent surge in newbuilding prices, as yards protect themselves from incurring additional currency costs. The trend in indicative newbuilding prices for a series of specific vessels in each size sector is shown in the chart below.

 Dry Bulk Carrier Newbuilding Prices (US$ million)

Source: Drewry

        The steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices in the second hand market, which have increased substantially over the last 18 months. The table below shows the historical series for second hand values for 5 or 10-year-old vessels in each sector of the dry bulk fleet.

Dry Bulk Carrier Second hand Prices (US$ million)

Source: Drewry

        With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for ships offering early delivery has been at a premium. In some instances, the market has witnessed second hand prices for 5 to 10 year-old dry bulk carriers reaching levels higher than those for comparably sized newbuildings to be delivered later.

BUSINESS

Our Company

        We are a newly formed Marshall Islands holding company that, through its subsidiaries, will own and manage dry bulk carriers that transport a variety of dry bulk commodities including major bulks, such as coal, iron ore and grains, and minor bulks, such as bauxite, phosphate, fertilizers and steel products, along worldwide shipping routes. After this offering, approximately      % of our common stock will be owned by Wexford, an SEC registered investment advisor with approximately $3.1 billion of assets under management as of June 30, 2005.

        Our initial operating fleet will include three modern dry bulk carriers to be acquired by us contemporaneously with the closing of this offering from Wexford. The Wexford Vessels have a combined carrying capacity of 190,508 dwt and an average age of 8.1 years, as of June 30, 2005. We will acquire an additional four modern dry bulk vessels from entities affiliated with VOC contemporaneously with the closing of this offering or, in the case of the Clipper Gem and the Clipper Glory, no later than 60 days after the closing of this offering. The Identified Vessels have a combined carrying capacity of 227,230 dwt and an average age of 10.0 years, as of June 30, 2005. Together, these seven ships will comprise our Combined Fleet, which will have a combined carrying capacity of 417,738 dwt and an average age of 9.2 years, as of June 30, 2005. A description of our Combined Fleet follows in the table below.

Vessel Name	Flag	Vessel Type	Size (dwt)	Year Built	Shipyard
Wexford Vessels
Anita	Malta	Panamax	72,495	1999	Koyo Dock, Japan
Koby	Malta	Panamax	72,495	1998	Imbari S.B., Japan
Paige	Malta	Handymax	45,518	1994	Tsuneishi, Zosen, Japan
Identified Vessels
VOC Orchid	Bahamas	Handymax	45,513	1996	Jiangnan, China
VOC Enterprise	Bahamas	Ultrahandymax	52,483	2005	Tsuneishi Heavy Industries, Philippines
Clipper Gem	Liberia	Panamax	64,619	1990	Jiangnan, China
Clipper Glory	Liberia	Panamax	64,615	1990	Jiangnan, China

        Under our agreement to acquire the Identified Vessels, the purchase price of each vessel will be equal to its appraised value. The appraised value of each vessel will be the weighted average appraisal of such vessel as determined by three agreed appraisers within 30 days prior to the closing of this offering. The purchase price of each vessel will be paid 75% in cash and 25% in shares of our common stock, which will be issued to VOC Investment. We currently anticipate that the aggregate purchase price of the four Identified Vessels will be approximately $    , of which $    will be paid in cash and $    will be paid by issuance of approximately             shares of our common stock. The sellers of the Identified Vessels are not required to complete the sale of the Identified Vessels to us if the aggregate appraised value of the Identified Vessels is not at least equal to their aggregate initial appraised value, unless we are willing to pay the amount of the Identified Vessels' aggregate initial appraised value. The initial appraised values of the Identified Vessels are $36.5 million for the VOC Enterprise, $25.8 million for the VOC Orchid, $22.3 million for the Clipper Gem and $22.3 million for the Clipper Glory. In addition to the purchase price, we expect to incur approximately $    for the current assets of the Identified Vessels, such as fuel, lubricants, spare parts and stores, as well as approximately $    for other costs and expenses. We expect to take delivery of the VOC Enterprise and the VOC Orchid contemporaneously with the closing of this offering. We expect to take delivery of the Clipper Gem and the Clipper Glory no later than 60 days after the closing of this offering.

        We expect to employ our fleet of modern dry bulk carriers in the spot charter market, under period time charters and in dry bulk carrier pools. We believe that this employment strategy will allow us to benefit from the predictable cash flows provided by time charters while also realizing increased margins which can be achieved on the spot market.

Our Fleet Managers

        The operations of the Wexford Vessels are currently managed by Franco Compania Naviera S.A. ("Franco"), a Panamanian company. The Wexford Vessels currently have management agreements under which Franco provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance, chartering, financial and accounting services, for a monthly fee of $15,200 per vessel plus 1.25% of gross revenue. The agreements are terminable at any time after one year and may be subject to up to $50,000 in severance upon termination.

        We will outsource both commercial and technical fleet management to third parties in arm's length transactions at standard market terms.

        Our commercial management agreement will appoint our Commercial Manager as the exclusive commercial manager of all vessels we or our subsidiaries own or charter-in from time to time. Subject to certain limitations, we will grant our Commercial Manager the authority to perform and conduct all aspects of the commercial management and operation of our vessels. We will pay the Commercial Manager a management fee of $8,500 per month per vessel. In addition, we will be responsible for all other costs and expenses properly incurred by the Commercial Manager in the performance of its obligations. Either we or the Commercial Manager may terminate the agreement upon sixty days' notice at any time after the first anniversary of the closing date of this offering. Our Commercial Manager is an affiliate of VOC. See "Related Party Transactions."

        Our Technical Manager will be responsible for all aspects of the technical management of our vessels, including providing personnel to supervise the maintenance and general efficiency of the vessels, arranging and supervising drydockings, repairs, alterations and upkeep, arranging the supply of necessary stores, spares and lubricating oil, establishing an accounting system and supplying monthly reports and records and providing corporate accounting services for our subsidiaries. Our Technical Manager will also provide crew members and officers aboard our ships, and ensure that all such crew members and officers are properly recruited and trained, equipped to perform their duties, and that their wages are paid. We will pay our Technical Manager a management fee of $105,000 per vessel per year, plus crewing costs of approximately $4.7 million per year for our Combined Fleet. Either we or the Technical Manager may terminate our technical management agreement upon two months' written notice to the other party at any time after December 31, 2005.

Our Competitive Strengths

        We believe that we possess a number of strengths that distinguish our Company within the dry bulk shipping industry:

        Wexford relationship.    Wexford has been active in managing and operating both asset-based and non-asset based companies at all stages of development, including from inception. Wexford also has experience in arranging a wide variety of equity and debt financings for these companies. We will be managed by Wexford under an administrative services agreement that we believe will enable us to manage our business more efficiently than could otherwise be achieved on a stand alone basis. This will give us access to an established infrastructure and a team of professionals with significant expertise.

        Management experience in the shipping industry.    Wexford executives will determine the strategic direction of our Company and manage our business operations as they have historically done with the Wexford Vessels. In addition to management and operations, this team has experience in the shipping sector through individual vessel purchases, consolidation of a number of shipping operations and its investment in an existing shipping company. We believe that the combination of Wexford's management experience and investment expertise will be a competitive advantage as we grow and manage our business.

        Modern, high quality fleet.    Following the Transaction, we will have a fleet of seven modern dry bulk carriers with an average age of 9.2 years, as of June 30, 2005. We are focused on maintaining our fleet to a high standard of operational excellence. We believe that a young, well-maintained and well-built fleet of dry bulk carriers will attract high quality charterers at favorable charter hire rates. Additionally, we believe that modern vessels that have been properly maintained will realize superior returns as a result of lower operating expenses and will initially require lower amounts of capital spending than older vessels.

        Quality service.    Based on the experience of our management in operating the Wexford Vessels, we expect our Combined Fleet to serve a variety of quality customers engaged in industrial, commodity and raw material production and trading. In operating the Wexford Vessels, our management has maintained rigorous standards for vessel quality, condition and operations while providing reliable and dependable service. We believe that, as a result of these high standards and the level of service provided by the Wexford Vessels, we will have an excellent reputation among our customer base.

Our Growth Strategy

        We intend to grow our fleet and our margins as we seek to become a leading vessel provider in the dry bulk shipping sector. The principal elements of our growth strategy are as follows:

        Strategically grow our fleet.    We believe that the dry bulk shipping industry is highly fragmented and can be consolidated. We intend to participate in this consolidation and grow our fleet primarily through the timely acquisition of high quality second hand dry bulk carriers. Our goal is to create a diversified fleet of dry bulk carriers, across all sizes, which will be capable of supplying a broad spectrum of global transportation solutions to our customers worldwide. We intend to continually monitor market conditions for opportunities to acquire modern second hand vessels that represent favorable investment opportunities.

        Pursue balanced and opportunistic charter strategy.    We intend to employ our fleet on an opportunistic basis in the spot charter market, under period time charters and in dry bulk carrier pools managed by third parties. We believe this chartering strategy will balance the predictability of earnings achieved through time charters with the opportunity to realize superior charter rates in the spot market and thus maximize our return on our vessel investment. We also intend to continually monitor market conditions and relevant global macroeconomic trends and adjust our strategy in order to take advantage of the full variety of options available in the chartering market.

        Leverage operational and financial model.    We believe that the Transaction will result in managerial and operational efficiencies for our Combined Fleet because our fixed costs will be spread over a larger revenue base. The increased scale of the Company will allow us to achieve lower capital costs than previously realized. We believe that these benefits will continue to be realized as we add to our fleet. Additionally, we believe that an expanded fleet operated by a professional management team should attract high quality, high volume customers over time. As a result, we believe our fleet acquisition strategy will enhance revenue and profit potential.

Corporate Matters

        We are a Marshall Islands company that was formed in May 2005. Our chief executive officer and chief financial officer, under the guidance of our board of directors, manage our business as a holding company.

        Prior to the closing of this offering, we will enter into an administrative services agreement with Wexford to provide us with general management, oversight and administrative functions, including the services of our chief executive officer and chief financial officer and accounting, cash management and treasury services. Because our Commercial Manager and Technical Manager will be responsible for chartering and managing our fleet, and other Wexford personnel will provide services to us pursuant to the administrative services agreement, we currently anticipate that our chief executive officer will devote approximately 30 hours per week and our chief financial officer will devote approximately 20 hours per week to our operations, assuming a fleet size of seven vessels. Under this agreement we will pay Wexford a fee of $1.5 million per year for our Combined Fleet, plus an additional $14,000 per month for each new vessel we acquire.

        The administrative services agreement has an initial term of three years and may be extended for one or more years by mutual agreement of us and Wexford in writing at least six months prior to the end of the initial term. The agreement is subject to early termination by us or Wexford for "cause." Under the agreement, "cause," in relation to early termination by us, is defined as fraud or willful misconduct in relation to the performance of Wexford's responsibilities under the terms of the agreement or the indictment or conviction of Wexford of a felony. "Cause" in relation to early termination by Wexford is defined as our failure to pay an amount due under the agreement, if we have been notified in writing of such failure. If we terminate the agreement prior to the end of its term without "cause," or if Wexford terminates with "cause," we are required to pay Wexford the amount it would have earned if the agreement had not been subject to early termination.

        Pursuant to the administrative services agreement, Wexford has agreed to give us a right of first refusal with respect to any purchase, lease or similar investment opportunities in Capesize, Panamax, Handymax or Handysize dry bulk vessels presented to or originated by Wexford or us, excluding the following:

  •
  any opportunity that constitutes an investment of any nature whatsoever in a publicly held company or any derivative transactions relating or indexed to the equity or debt of a publicly held company; or

  •
  any investment opportunity that does not relate to Capesize, Panamax, Handymax or Handysize dry bulk vessels.

        If we decide not to exercise our right of first refusal, the approval of our independent directors shall be required before Wexford may pursue such opportunity. Any amendment of the administrative services agreement will require the approval of our independent directors.

        Pursuant to the administrative services agreement, we have agreed to issue options to our employees, officers and consultants to purchase shares of our common stock representing a 6% ownership interest in us as of the completion of this offering. The options will vest in 1/36 equal amounts at the end of each calendar month during the initial term of the agreement, but the options will be fully vested if Wexford terminates the agreement for "cause" or if we terminate the agreement without "cause." The exercise price for the options will be equal to the initial public offering price hereof.

Chartering of the Fleet

        We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. We will outsource substantially all of our commercial functions relating to the operation and employment of our vessels to our Commercial Manager pursuant to a management agreement that will be terminable upon sixty days' notice at any time after one year. Technical functions relating to the operation of our vessels will be outsourced to our Technical Manager pursuant to a management agreement that will be terminable upon two months' notice at any time after December 31, 2005.

        After the closing of this offering, we, through our Commercial Manager, expect to actively manage the employment of our fleet among "spot or voyage charters," which generally last from ten days to four months, "period time charters," which can last up to several years, and pools managed by third parties. A spot or voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both spot charters and time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs. A shipping pool is a collection of similar vessel types owned by different companies but operated by a single entity that provides central administration. This entity markets the vessels as a single, cohesive fleet unit and collects pool earnings, which are distributed to individual owners under a pre-arranged "weighting" system. In most cases, the pool management company pays all voyage related expenses for pool activities, such as port, canal and fuel costs, but all other costs, including vessel operating expenses, are paid for by the owners. Alternatively, vessels can be chartered under "bareboat" contracts whereby the charterer is responsible for the vessel's maintenance and operations, as well as all voyage-related expenses.

        Vessels operating on period time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in dry bulk rates although we are exposed to the risk of declining dry bulk rates, which may be higher or lower than those rates at which we have time chartered our vessels. We are constantly evaluating opportunities to increase the number of our dry bulk carriers employed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

        Spot charters are normally for periods of ten days to four months while period time charters can range from several months to several years. At the present time, all of the Wexford Vessels are operated under time charters.

        Although we have not previously done so, we may from time to time utilize forward freight agreements, referred to as FFAs, that enable us to enter into contractual obligations to sell the spot charter market forward and thereby reduce our exposure to a potential deterioration of the charter market. The FFA market provides us with the flexibility to hedge our exposure to potential market decline if we cannot find suitable fixed rate time charter market opportunities that will enable us to secure stable cash flows. Our policy will be to use the FFA market for hedging purposes. We will not enter into such contracts for speculative purposes.

Asset Purchase Agreement for the Identified Vessels

        We will enter into an Asset Purchase Agreement with affiliates of VOC in order to acquire the VOC Enterprise, the VOC Orchid, the Clipper Gem and the Clipper Glory. The agreement provides that in exchange for each vessel, we will give the seller a combination of cash and shares of our common stock. We have not agreed to assume any liabilities of the sellers.

        There will be at least two and no more than three closings associated with the acquisition of these ships. The first closing, involving the VOC Enterprise and VOC Orchid, will occur contemporaneously with the closing of this offering. Each of the second and third closing, if any, with respect to the Clipper Gem and the Clipper Glory, shall occur as soon as practicable after the delivery of such vessel to the seller, but no later than 60 days after the closing of this offering. An affiliate of VOC has an option to purchase the Clipper Gem and the Clipper Glory, but this option is not presently exercisable. Under the asset purchase agreement, the affiliate of VOC is obligated to use its best efforts to obtain the right to purchase these vessels. Upon the closing of this offering, the affiliate of VOC will become unconditionally obligated to either sell the Clipper Gem and the Clipper Glory to us or to offer us one or more of three types of vessels as a substitute.

        In the event that the seller of the Clipper Gem and the Clipper Glory is unable, for any reason other than an actual, constructive or compromised total loss of either vessel on or after the first closing date, to deliver either or both such vessels to us within 60 days from the first closing date, then it must offer us either one or two of certain substitute vessels, which the seller must deliver to us no later than 120 days after the first closing date, in accordance with the delivery obligations of the original vessel. Acceptance of such a substitute vessel is at our option, and, should we decide to accept the substitute, the seller shall pay a penalty of $7,500 per day until the substitute vessel or vessels are delivered to us. This penalty, however, shall be decreased to $3,750 per day if the seller delivered either of the Clipper Gem or the Clipper Glory on the appropriate delivery date, or if two substitute vessels are required to be delivered, on the date prior to the date of delivery of the first substitute vessel to us. If we reject the substitute vessel or vessels, we forfeit the penalty fee, and the seller will have no further obligation under the agreement to deliver any vessel to us.

        The agreement is subject to termination under certain circumstances prior to the first closing date. We can terminate the agreement if any of our closing conditions set forth in the agreement are not satisfied. Likewise, the sellers can terminate the agreement if any of their closing conditions are not satisfied, including the transfer of title of the Wexford Vessels to us under the asset purchase agreement for the Wexford Vessels described below. Any party to the agreement may terminate if the first closing has not occurred by November 1, 2005. In addition, if any of the vessels contemplated in the agreement becomes an actual, constructive or compromised total loss prior to the first closing date, the agreement will terminate with respect to such vessel.

Asset Purchase Agreement for the Wexford Vessels

        We will enter into an agreement with three affiliates of Wexford to acquire the Wexford Vessels. In exchange for the Wexford Vessels, we will issue to our affiliates a portion of our shares of common stock equal to the higher of the vessels' aggregate initial appraised value or their aggregate appraised value as determined by three agreed appraisers within 30 days prior to the closing of this offering. The initial appraised values of the Wexford Vessels are $38.5 million for the Anita, $36.8 million for the Koby and $24.0 million for the Paige. The closing under this agreement will occur on a date mutually agreed to by the parties but no later than the first closing under the asset purchase agreement with affiliates of VOC.

Customers

        For the year ended December 31, 2004, each of the Wexford Vessels' four customers accounted for more than 10% of such vessels' revenue, namely Australian Wheat Board Ltd. (49%), Fratelli D'Amato (24%), Armada Bulk Carriers Ltd. (15%) and Sk Shipping Co. Ltd. (12%). For the six months ended June 30, 2005, four of the Wexford Vessels' customers accounted for more than 10% of such vessels' revenue, namely Cargill (42%), Bunge (24%), Australian Wheat Board Ltd. (14%) and Armada Bulk Carriers Ltd. (13%).

Properties

        We do not own or lease any properties. Our administrative services are provided by Wexford and our chief executive officer and chief financial officer maintain offices at Wexford's principal place of business.

Competition

        We expect to operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location and size, age and condition of the vessel, as well as on our reputation. Our Commercial Manager will arrange our charters (whether spot charters, period time charters or dry bulk carrier pools) through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of dry bulk carriers in the Panamax, Handymax and Ultrahandymax sectors. Ownership of dry bulk carriers is highly fragmented and is divided among state-controlled and independent bulk carrier owners.

        Charters for our vessels will be negotiated by our Commercial Manager utilizing a worldwide network of shipbrokers. These shipbrokers advise our Commercial Manager on a continuous basis of the availability of cargo for any particular vessel. There may be as many as five shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charters are based on industry standards. Some of our competitors have larger fleets and greater financial resources than we do, which may make them more competitive.

Environmental and Other Regulations

        Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

        A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with environmental laws and regulations applicable to us as of the date of this prospectus. Moreover, as a result of highly publicized accidents in recent years, we believe that the regulation of the shipping industry, particularly in the area of environmental requirements, will continue to become more stringent and more expensive for us and our competitors. Environmental laws and regulations are periodically changed and may impose increasingly strict requirements. Future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

International Maritime Organization

        The International Maritime Organization ("IMO") has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. For example, the International Convention for the Prevention of Pollution from Ships ("MARPOL") imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packaging, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods

Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

        The MARPOL Protocol of 1997, Annex VI—Regulations for the Prevention of Air Pollution from Ships, was adopted by the IMO on September 26, 1997, and entered into force on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Malta has not ratified Annex VI, but as of June 30, 2005, 25 signatory countries including the Bahamas, Denmark, Finland, Greece, Germany, Japan, Liberia, Norway, Singapore, Spain, Switzerland and the United Kingdom, among others, had ratified it and may enforce it within their territorial waters and vessel registries. Annex VI applies to all ships, fixed and floating drilling rigs, and other platforms, but the Annex VI regulations and certification requirements depend upon a vessel's size, build date, and next scheduled periodic survey. Under Annex VI, vessels built prior to May 19, 2005, must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than the first scheduled drydocking after May 19, 2005, or at latest by May 19, 2008. All vessels subject to Annex VI that are built after May 19, 2005 must have the Certificate on board at the time of delivery.

        Special exemptions under Annex VI apply to the Wexford Vessels and three of the Identified Vessels, the VOC Orchid, the Clipper Glory and the Clipper Gem, because the vessels were built prior to January 1, 2000. For vessels built prior to January 1, 2000, Annex VI regulates deliberate emissions of ozone depleting substances and the sulfur content of fuel oil and sulfur oxide emissions. One of the Identified Vessels, the VOC Enterprise, was built after January 1, 2000, and in addition to the foregoing, it is also subject to the nitrogen oxide and incineration requirements of Annex VI. The VOC Enterprise's engines are certified as being in compliance with these requirements. Measures have been implemented aboard the Wexford Vessels and the Identified Vessels to prevent the deliberate emission of ozone depleting substances. We also monitor the sulfur content of our vessels' fuel oil and require our charterers, who are generally responsible for providing fuel oil, to supply fuel meeting the required standards. When the more stringent controls on the sulfur content of fuel oil in certain areas become effective, we will maintain designated bunker tanks for low-sulfur fuel oil and will require our charterers to provide and use low-sulfur fuel oil when operating in those areas. As an alternative to maintaining designated bunker tanks for low-sulfur fuel, we are investigating the feasibility of installing emissions cleaning systems or other technology to reduce sulfur oxide emissions; however, we do not believe that such cleaning systems or other technology, if available, will be cost-effective.

        Any of our vessels that do not satisfy any requirement of Annex VI, unless exempt, will be precluded from calling at ports or offshore terminals within the jurisdiction of any contracting party to Annex VI. If a non-compliant vessel were to call upon a port or terminal within the jurisdiction of a contracting party, the vessel would be subject to sanctions imposed in accordance with the various contracting parties' local laws. Under the MARPOL convention, of which Annex VI is a part, these sanctions must be no more favorable to a non-party than to a contracting party. Under the convention, non-compliant vessels are subject to inspection, for cause, by the maritime administration of the contracting party in whose jurisdiction the port or terminal is located, denial of entry, and detention for repairs. Local laws may impose different or additional sanctions consistent with international law.

        We do not expect the costs of fully implementing the Annex VI requirements on all of our vessels to have a material adverse effect on our operating costs. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

        The operation of our vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention ("ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. No vessel can obtain ISM Code certification unless its manager has been awarded a document of compliance under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our Combined Fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

The U.S. Oil Pollution Act of 1990

        The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers, which are not operated by us, it also applies to non-tanker vessels, including dry bulk carriers, with respect to fuel oil, or bunkers, used to power such vessels.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel oils). OPA defines these other damages broadly to include:

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  natural resources damages and the costs of assessment thereof;

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  real and personal property damages;

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  net loss of taxes, royalties, rents, fees and other lost revenues;

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  lost profits or impairment of earning capacity due to property or natural resources damage; and

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  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

        Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the "CGMTA") recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Each of our vessels has a response plan, which conforms to the requirements of the CGMTA and OPA.

        OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per dry bulk vessel (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for clean-up, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

        We will maintain for each of our vessels pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business or results of operations.

        OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton for vessels other than tank vessels, which includes the OPA limitation on liability of $600 per gross ton applicable to dry bulk vessels and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances, cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. Our manager will comply with the Coast Guard regulations by providing evidence of financial responsibility from third party entities that are acceptable to the Coast Guard evidencing sufficient self-insurance.

        The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes evidence of financial responsibility for a responsible party. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of this kind of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

        OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We will comply with all applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

        The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

        The IMO has several conventions pending that could affect us. In 1996, the IMO adopted an International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances ("HNS") by Sea (the "HNS Convention"), which will become effective eighteen months after ratification by twelve countries. As of May 31, 2005, eight countries had ratified the HNS Convention. HNS include oils, other liquid substances defined as noxious or dangerous, liquefied gases, ignitable liquid substances, dangerous, hazardous and harmful materials and substances carried in packaged form, and solid bulk materials defined as possessing chemical hazards. The HNS Convention introduces strict liability and compulsory insurance requirements for damages including pollution damages as well as damages due to fire or explosion, including personal injury and property damage. For ships above 2,000 gross tons, the limits of liability will be approximately 10 million SDR (about $15 million) plus 1,500 SDR (about $2,250) will be added for each unit of tonnage from 2,001 to 50,000; and 360 SDR (about $540) for each unit of tonnage in excess of 50,000 units of tonnage. The total possible amount the shipowner is liable for is limited to 100 million SDR (about $150 million). The exact limits of liability will be tied to an International Monetary Fund unit of account called a Special Drawing Right (SDR), which varies according to a basket of currencies.

        In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Oil Convention"), which is based on the liability approach in the International Convention on Civil Liability for Oil Pollution Damage of 1969. The Bunker Oil Convention will become effective twelve months after eighteen states ratify it. As of May 31, 2005, seven states had ratified it. The Bunker Oil Convention, if ratified by a sufficient number of countries, will cover pollution damage only and will require compulsory insurance coverage.

        We do not expect these IMO Conventions to have a material adverse effect on our operating costs.

Clean Water Act

        A U.S. District Court has ruled that the U.S. Environmental Protection Agency ("U.S. EPA") lacks the authority to exclude discharges of vessel ballast water from the Clean Water Act's ("Act") permitting requirements. The District Court ordered the U.S. EPA to repeal the regulations it had adopted exempting discharges of ballast water from the Act's permitting requirements. Unless this decision is overturned on appeal or the relief in question is modified, vessels entering the waters subject to the Act's jurisdiction would be required to have a permit to discharge ballast water. This permitting requirement may lead to the installation of equipment on our vessels to treat ballast water before its discharge and could have the effect of limiting some or all of our vessels from entering waters in the United States that are subject to this ruling. Because we do not know how this matter will ultimately be resolved, we cannot estimate the financial impact on our operations and, therefore, cannot assure you that the associated costs and effects will not be material.

Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 ("MTSA") came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea ("SOLAS"), to which Malta, Liberia and the Bahamas are all contracting parties, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security ("ISPS") Code. Among the various requirements are:

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  on-board installation of automatic information systems ("AIS") to enhance vessel-to-vessel and vessel-to-shore communications, as well as an allowance for ship masters to switch off the AIS in specific areas where threat of attack by pirates or terrorists are imminent, to keep the information broadcast through AIS from being collected by pirates or terrorists;

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  on-board installation of ship security alert systems to raise the alarm ashore in reaction to security threats or security incidents by notifying the flag state of the ship;

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  the development of vessel security plans;

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  designation of a security officer for the Company and a security officer for each ship; and

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  compliance with flag state security certification requirements.

        The U.S. Coast Guard ("USCG") regulations are intended to align with international maritime security standards, and non-U.S. vessels are exempt from most MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate ("ISSC") that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. In addition, non-U.S. vessels are not exempt from certain dangerous cargo declaration requirements. We will implement the required security measures and ensure that our vessels comply with all applicable security requirements under the MTSA, USCG regulations, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

        Most commercial seagoing vessels are "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society often undertakes them on application or by official order, acting on behalf of the authorities concerned.

        For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

        Annual Surveys:    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

        Intermediate Surveys:    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

        Class Renewal Surveys:    Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which subject parts of the vessel would be surveyed within a five-year cycle.

        The next special surveys for the Wexford Vessels are due in August 2008, January 2009 and June 2009 and the Identified Vessels are due in March 2006 with respect to VOC Orchid, five years from the date of delivery of VOC Enterprise in May 2010 with respect to Clipper Gem and January 2010 with respect to Clipper Glory.

        At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification society surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of the Wexford Vessels are certified as being "in class" by Nippon Kaiji Kyokai. The Identified Vessels are certified as being "in class" by Bureau Veritas, with respect to the VOC Enterprise and by Lloyd's Register, with respect to the VOC Orchid, the Clipper Gem and the Clipper Glory. All new and second hand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified within a certain time period prior to closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

        The operation of any dry bulk vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills or other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States' exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we maintain hull and machinery insurance, war risk insurance, protection and indemnity coverage, increased value insurance and freight, demurrage and defense coverage for all of our vessels in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

        We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels will each be covered up to at least fair market value, with particular average deductibles in the amount of $75,000 per vessel per accident.

        We will also maintain increased value insurance for each of our vessels. Under the increased value insurance, in the event of total loss of a vessel we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the hull and machinery policies by reason of under insurance.

Protection and Indemnity Insurance

        Protection and indemnity insurance is a form of mutual indemnity insurance, provided by mutual protection and indemnity associations, or P&I Clubs, which cover our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

        Our protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. We are a member of a P&I Club that is a member of the International Group. The 13 P&I Clubs that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group of P&I Clubs exists to arrange collective insurance and reinsurance for P&I Clubs, to represent the views of ship owners and charterers who belong to those Clubs on matters of concern to the shipping industry and to provide a forum for the exchange of information. Each of the constituent P&I Clubs is an independent, non-profit making mutual insurance Club providing coverage for its ship owner and charterer members against liabilities of their respective businesses. Each Club is controlled by its members through a board of directors (or committee) elected from the membership; the board (or committee) retains responsibility for strategic and policy issues but delegates to full-time managers the technical running of the Club.

        Although the Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these are to be shared between the participating Clubs. The pool provides a mechanism for sharing all claims in excess of $5 million up to a limit of about $4.25 billion. For a layer of claims between $50 million and $2.03 billion the International Group's Clubs purchase reinsurance from the commercial market. The pooling system provides participating Clubs with reinsurance protection at cost to much higher levels than would normally be available in the commercial reinsurance market. As a member of a P&I Club, which is a member of the International Group, we are subject to calls payable to the association based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Clubs comprising the International Group.

Legal Proceedings

        We are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Exchange Controls

        Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of shares of our common stock.

MANAGEMENT

Executive Officers, Directors and Key Employees

        The following table sets forth information regarding our executive officers, directors and key employees as of the closing of this offering:

Name	Age	Position
Frederick B. Simon	50	Chief Executive Officer and Director
Jay L. Maymudes	44	Chief Financial Officer and Director
Robert P. Burke	46	Director
Paul Jacobi	38	Director
Joseph M. Jacobs	51	Director
Jonathan B. Kohan	50	Director
Robert T. Michaelson	58	Director

        Because our Commercial Manager and Technical Manager will be responsible for chartering and managing our fleet, and other Wexford personnel will provide services to us pursuant to the administrative services agreement, we currently anticipate that Mr. Simon, our chief executive officer, will devote approximately 30 hours per week and Mr. Maymudes, our chief financial officer, will devote approximately 20 hours per week to our operations, assuming a fleet size of seven vessels.

        Frederick B. Simon has been our chief executive officer and a member of our board of directors since 2005. His services are provided to us pursuant to our agreement with Wexford. Mr. Simon joined Wexford in 1995 and became a Principal in 2001. Mr. Simon focuses primarily on investments in the Wexford Private Equity Funds. He has served on the boards and creditors' committees of a number of public and private companies in which Wexford has held investments. From 1984 to 1994, Mr. Simon was Executive Vice President and a Partner of Greycoat Real Estate Corporation, the U.S. arm of Greycoat PLC, a London Stock Exchange company. While at Greycoat he was involved in both real estate development and investment. From 1980 to 1984, Mr. Simon was a senior lending officer in the real estate division of Citibank N.A.

        Jay L. Maymudes has been our chief financial officer and a member of our board of directors since 2005. His services are provided to us pursuant to our agreement with Wexford. Mr. Maymudes joined Wexford in 1994, became a Principal in 1997 and serves as Wexford's Chief Financial Officer. From 1988 to 1994, Mr. Maymudes was the Chief Financial Officer of Dusco, Inc., a real estate investment advisory firm which managed publicly traded and privately held real estate investment trusts. He is a certified public accountant. Mr. Maymudes is a director of Republic Airways Holdings Inc. Mr. Maymudes is also a director of several privately held companies in which Wexford has an investment.

        Robert P. Burke has agreed to serve as a member of our board of directors effective as of the closing of this offering. Since 1998, Mr. Burke has been a private investor and sponsor of investments in the maritime and other industries. From 1990 to 1997, Mr. Burke was employed by the ship finance group of GE Capital, where he became managing director of the group. From 1988 to 1990, Mr. Burke worked for private investors financing various shipping projects. Prior to 1988, Mr. Burke worked in the ship finance department of the Bank of New York and in chartering and project finance for Marine Transport Lines. Mr. Burke is a member of the board of directors of Union Dry Dock & Repair Company, a vessel repair facility.

        Paul Jacobi has agreed to serve as a member of our board of directors effective as of the closing of this offering. Mr. Jacobi has been an employee of Wexford since 1996, and he currently serves as Vice President. Prior to that, Mr. Jacobi worked as analyst for Moody's Investors Services covering the investment banking and asset management industries. From 1993 to 1995, Mr. Jacobi was employed by

Kidder Peabody & Co. as a Senior Financial Analyst in the investment banking group. From 1988 to 1993, Mr. Jacobi worked for KPMG Peat Marwick as an audit manager in the financial services practice. Mr. Jacobi is a director of several privately held companies in which Wexford has an investment.

        Joseph M. Jacobs has been a member of our board of directors since 2005. He co-founded Wexford Capital LLC in 1994 and serves as its President. From 1982 to 1994, Mr. Jacobs was employed by Bear Stearns & Co., Inc., where he attained the position of Senior Managing Director. From 1979 to 1982, he was employed as a commercial lending officer at Citibank, N.A. Mr. Jacobs is a director of Republic Airways Holdings Inc. and of several privately-held companies in which Wexford has an investment.

        Jonathan B. Kohan has agreed to serve as a member of our board of directors effective as of the closing of this offering. Since 2003, Mr. Kohan has served as a Vice President and product specialist with the Large Loan, Principal Advisory and Structured Finance Group of Wachovia Securities Real Estate Capital Markets Team, where he is responsible for the origination, structuring and closing of both securitization and portfolio whole loan transactions for real estate investment banking clients. Prior to joining Wachovia, Mr. Kohan served in similar capacities at GE Capital, Bank of America and Smith Barney Mortgage Capital. Prior to his career in commercial mortgage finance, Mr. Kohan was engaged in the practice of real estate finance and transaction law.

        Robert T. Michaelson has agreed to serve as a member of our board of directors effective as of the closing of this offering. Since 2004, Mr. Michaelson has been a founding member of Helica Plus, LLC, a medical products distribution company. From 1984 to 2003, Mr. Michaelson served as managing partner of Weissbarth, Altman, Michaelson & Slavet LLP, a certified public accounting firm.

Committees of the Board of Directors

        We have established an executive committee and upon the closing of this offering will establish a compensation committee and an audit committee. Our executive committee acts in respect of matters delegated to it by the full board of directors. The executive committee consists of Messrs. Simon and Maymudes. Our compensation committee will review and recommend to the board of directors the salaries and benefits for all employees, consultants, directors and other individuals compensated by us. The compensation committee will also administer our stock option and other employee benefit plans. The audit committee will review our internal accounting procedures and will consider and report to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. Our compensation committee and audit committee will be comprised of "independent directors" consistent with the rules of the Securities and Exchange Commission and the Nasdaq National Market.

Director Compensation

        We will pay each of our non-employee directors an annual fee of $            for each fiscal year in which they serve as a director. In addition, each non-employee director will receive an additional fee of $            per year for each committee on which each director serves (as well as an additional annual fee of $            per year for each committee chairmanship held by each director). Each non-employee director will automatically be granted options to purchase            shares of our common stock under our 2005 Equity Incentive Plan on the day prior to the commencement of the initial public offering of our common stock at an exercise price equal to the initial public offering price. Each director who first becomes a non-employee director after the initial public offering of our common stock will automatically be granted options to purchase             shares of our common stock under our 2005 Equity Incentive Plan on the first trading day following his or her commencement of service as a non-employee director. In each subsequent year, in conjunction with the annual meeting, each

non-employee director will generally be granted options to purchase            shares of our common stock under our 2005 Equity Incentive Plan (for a description of the terms and conditions of the options granted to our non-employee directors, see "The 2005 Equity Incentive Plan—Non-Employee Director Stock Options" below).

The Board of Directors

        Upon the closing of this offering, the majority of our board of directors will consist of independent directors. Each of our directors holds office until his or her successor is duly elected and qualified, except in the event of his or her death, resignation or removal, as provided in our by-laws. No family relationship exists among any of the directors or executive officers.

Observer and Designee Rights

        Until the second annual meeting of shareholders following the closing of this offering, we have agreed to grant VOC Investment the right to appoint one observer to our board of directors. If VOC Investment requests the right to designate a member of our board of directors then the right to designate an observer will terminate and Wexford will vote, and cause its affiliates to vote, its shares in favor of such designee. VOC Investment's right to appoint an observer or request a member of our board will terminate if VOC Investment holds less than 10% of our issued and outstanding shares of common stock.

Executive Compensation

        We did not pay any compensation to our executive officers for the fiscal year ended December 31, 2004. We currently have a chief executive officer and a chief financial officer whose services are supplied by Wexford pursuant to the terms of an administrative services agreement and we currently have no plans to hire any additional employees.

Stock Options

        To date, we have not granted any options to purchase shares of our common stock. Pursuant to the administrative services agreement, we intend to grant             stock options to our employees, officers and consultants and            stock options to our non-employee directors at exercise prices equal to the public offering price hereof. It is intended that the employee stock options will vest monthly on a pro rata basis for three years, and the director stock options will vest over four years, commencing on the date of grant.

The 2005 Equity Incentive Plan

        The following is a description of the material terms of our 2005 Equity Incentive Plan, which will become effective prior to the commencement of this offering. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the 2005 Equity Incentive Plan.

        Type of Awards.    The 2005 Equity Incentive Plan provides for grants of options to purchase shares of our common stock, including options intended to qualify as Incentive Stock Options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), which we refer to as ISOs, and options which do not qualify as ISOs, which we refer to as NQSOs, restricted shares of our common stock, restricted stock units, the value of which is tied to shares of our common stock and other equity-based awards related to our common stock, including unrestricted shares of our common stock, stock appreciation rights and dividend equivalents.

        Available Shares. A maximum of            shares of our common stock has been reserved for issuance, or reference purposes, under the 2005 Equity Incentive Plan, subject to adjustment upon certain changes in capitalization (as described below). New awards may be granted under the 2005 Equity Incentive Plan with respect to shares of our common stock covered by any award that terminates or expires by its terms (by cancellation or otherwise) or with respect to shares of our common stock that are withheld or surrendered to satisfy a recipient's income tax or other withholding obligations or tendered to pay the purchase price of any award.

        Eligibility.    Awards under the 2005 Equity Incentive Plan may be granted to any of our (or any of our subsidiaries' or affiliates') directors, officers or other employees, including any prospective employee, and to any of our (or any of our subsidiaries' or affiliates') advisors or consultants selected by the compensation committee of our board of directors.

        Administration.    The 2005 Equity Incentive Plan will be administered by the compensation committee of our board of directors or by our board of directors. However, our board of directors may, in its sole discretion, delegate to one or more of our executive officers the authority to grant options to employees who are not officers or directors on terms specified by our board of directors. The compensation committee will have full discretion and authority to make awards under the 2005 Equity Incentive Plan, to apply and interpret the provisions of the 2005 Equity Incentive Plan and to take such other actions as may be necessary or desirable in order to carry out the provisions of the 2005 Equity Incentive Plan. The determinations of the compensation committee on all matters relating to the 2005 Equity Incentive Plan and the options, restricted stock, restricted stock units and other equity-based awards granted thereunder will be final, binding and conclusive.

        Stock Options.    The compensation committee may grant ISOs and NQSOs in such amounts and subject to such terms and conditions as it may determine. The exercise price of an option granted under the 2005 Equity Incentive Plan will not be less than the fair market value of our common stock on the date of grant. Unless sooner terminated or exercised, options will generally expire ten years from the date of grant. Payment for shares acquired upon the exercise of an option may be made in cash and/or such other form of payment as may be permitted by the compensation committee from time to time, which may include previously-owned shares of our common stock or payment pursuant to a broker's cashless exercise procedure. Except as otherwise permitted by the compensation committee, no option may be exercised more than 30 days after termination of the optionee's employment or other service or, if the optionee's service is terminated by reason of disability or death, one year after such termination. If, however, an optionee's employment is terminated for "cause" (as defined in the 2005 Equity Incentive Plan), options held by such optionee will immediately terminate.

        Restricted Stock and Restricted Stock Units.    The compensation committee may grant restricted shares of our common stock in amounts, and subject to terms and conditions (such as time vesting and/or performance-based vesting criteria) as it may determine. Generally, prior to vesting, the recipient will have the rights of a shareholder with respect to the restricted stock, subject to any restrictions and conditions as the compensation committee may include in the award agreement. The compensation committee may grant restricted stock units, the value of which is tied to shares of our common stock, in amounts, and subject to terms and conditions, as the compensation committee may determine.

        Other Equity-Based Awards.    The compensation committee may grant other types of equity-based awards related to our common stock under the 2005 Equity Incentive Plan, including the grant of unrestricted shares of our common stock, stock appreciation rights, and dividend equivalents, in amounts and subject to terms and conditions as the compensation committee may determine. These awards may involve the transfer of actual shares of common stock or the payment in cash or otherwise of amounts based on the value of shares of our common stock.

        Non-Employee Director Stock Options.    Each non-employee director will be automatically granted options to purchase                        shares of common stock on the day prior to the commencement of the initial public offering of our common stock with an exercise price equal to the initial public offering price. Each director who first becomes a non-employee director after the initial public offering of our common stock will automatically be granted options to purchase            shares of our common stock under our 2005 Equity Incentive Plan on the first trading day following his or her commencement of service as a non-employee director. In addition, each non-employee director will generally be granted an option to purchase            shares of common stock on the date of each annual meeting of shareholders at which he or she is reelected as a non-employee director. A non-employee director is any member of our board of directors who is not employed by or a consultant to us or any of our subsidiaries and includes any director who serves as one of our officers but is not paid by us for this service. The exercise price per share covered by an option granted shall be equal to the fair market value of the common stock on the date of grant. Upon the cessation of a non-employee director's service, such individual will generally have 180 days to exercise all options that are exercisable on the termination date. If a director's service terminates by reason of his or her death or disability, his or her beneficiary will generally have 12 months to exercise any portion of a director option that is exercisable on the date of death. Except as otherwise provided herein, if not previously exercised, each option granted shall expire on the tenth anniversary of the date of grant. Director options will vest over four years, provided that upon a change in control as defined in the 2005 Equity Incentive Plan, the options held by a non-employee director will accelerate and become fully vested.

        Adjustments Upon Changes in Capitalization.    Upon any increase, reduction, or change or exchange of the common stock for a different number or kind of shares or other securities, cash or property by reason of a reclassification, recapitalization, merger, consolidation, reorganization, stock dividend, stock split or reverse stock split, combination or exchange of shares, or any other corporate action that affects our capitalization, an equitable substitution or adjustment may be made in the aggregate number and/or kind of shares reserved for issuance (or reference purposes) under the 2005 Equity Incentive Plan, the aggregate number and/or kind of shares for which prospective awards to non-employee directors are made, the kind, number and/or exercise price of shares or other property subject to outstanding options granted under the 2005 Equity Incentive Plan, and the kind, number and/or purchase price of shares or other property subject to outstanding awards of restricted stock, restricted stock units, stock appreciation rights, dividend equivalents and other equity-based awards granted under the 2005 Equity Incentive Plan, as may be determined by the compensation committee, in its sole discretion. The compensation committee may provide, in its sole discretion, for the cancellation of any outstanding awards in exchange for payment in cash or other property of the fair market value of the shares of our common stock covered by such awards (whether or not otherwise vested or exercisable), reduced, in the case of options, by the exercise price thereof, or for no consideration in the case of awards which are not otherwise then vested or exercisable.

        Nonassignability.    Except to the extent otherwise provided in an award agreement or approved by the compensation committee, no award granted under the 2005 Equity Incentive Plan will be assignable or transferable other than by will or by the laws of descent and distribution and all awards will be exercisable during the life of a recipient only by the recipient (or in the event of incapacity, his or her guardian or legal representative).

        Amendment and Termination.    The 2005 Equity Incentive Plan may be amended or terminated at any time by our board of directors, subject, however, to shareholder approval in the case of certain material amendments if required by applicable law, such as an increase in the number of shares available under the 2005 Equity Incentive Plan or a change in the class of individuals eligible to participate in the 2005 Equity Incentive Plan.

        U.S. Federal Income Tax Consequences.    The following is a brief description of the material U.S. federal income tax consequences generally arising with respect to awards granted under the 2005 Equity Incentive Plan.

        In general, the grant of an option will have no income tax consequences to the recipient or to us. Upon the exercise of an option, other than an ISO, the recipient generally will recognize ordinary income equal to the excess of the fair market value of the shares of common stock subject to the option on the date of exercise over the exercise price for such shares (i.e., the option spread), and we generally will be entitled to a corresponding tax deduction in the same amount. Upon the sale of the shares of our common stock acquired pursuant to the exercise of an option, the recipient will recognize capital gain or loss equal to the difference between the selling price and the sum of the exercise price plus the amount of ordinary income recognized on the exercise.

        A recipient generally will not recognize ordinary income upon the exercise of an ISO (although, on exercise, the option spread is an item of tax preference income potentially subject to the alternative minimum tax) and we will not receive any deduction. If the stock acquired upon exercise of an ISO is sold or otherwise disposed of within two years from the grant date or within one year from the exercise date, then gain realized on the sale generally is treated as ordinary income to the extent of the ordinary income that would have been realized upon exercise if the option had not been an ISO, and we generally will be entitled to a corresponding deduction in the same amount. Any remaining gain is treated as capital gain.

        If the shares acquired upon the exercise of an ISO are held for at least two years from the grant date and one year from the exercise date and the recipient is employed by us at all times beginning on the grant date and ending on the date three months prior to the exercise date, then all gain or loss realized upon the sale will be capital gain or loss and we will not receive any deduction.

        In general, an individual who receives an award of restricted stock will recognize ordinary income at the time such award vests in an amount equal to the difference between the value of the vested shares and the purchase price for such shares, if any, and we generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient at such time.

        The recipient of an award of restricted stock units generally will recognize ordinary income upon the issuance of the shares of common stock underlying such restricted stock units in an amount equal to the difference between the value of such shares and the purchase price for such units and/or shares, if any, and we generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient at such time.

        With respect to other equity-based awards, upon the payment of cash or the issuance of shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant will generally recognize ordinary income equal to the cash or the fair market value of shares or other property delivered, less any amount paid by the participant for such award. Generally, we will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

RELATED PARTY TRANSACTIONS

Transactions with Wexford Capital LLC

        We will enter into an agreement with three affiliates of Wexford to acquire the Wexford Vessels. In exchange for the Wexford Vessels, we will issue to our affiliates a portion of our shares of common stock equal to the higher of the vessels' aggregate initial appraised value or their aggregate appraised value as determined by three agreed appraisers within 30 days prior to the closing of this offering. The initial appraised values of the Wexford Vessels are $38.5 million for the Anita, $36.8 million for the Koby and $24.0 million for the Paige. The closing under this agreement will occur on a date mutually agreed to by the parties but no later than the first closing under the asset purchase agreement with affiliates of VOC.

        Prior to the closing of this offering, we will enter into an administrative services agreement with Wexford to provide us with general management, oversight and administrative functions, including the services of our chief executive officer and chief financial officer and accounting, cash management and treasury services. Under this agreement we will pay Wexford a fee of $1.5 million per year for our Combined Fleet, plus an additional $14,000 per month for each new vessel we acquire.

        The administrative services agreement will have an initial term of three years and may be extended for one or more years by mutual agreement of us and Wexford in writing at least six months prior to the end of the initial term. The agreement is subject to early termination by us or Wexford for "cause." Under the agreement, "cause," in relation to early termination by us, is defined as fraud or willful misconduct in relation to the performance of Wexford's responsibilities under the terms of the agreement or the indictment or conviction of Wexford of a felony. "Cause" in relation to early termination by Wexford is defined as our failure to pay an amount due under the agreement, if we have been notified in writing of such failure. If we terminate the agreement prior to the end of its term without "cause," or if Wexford terminates with "cause," we are required to pay Wexford the amount it would have earned if the agreement had not been subject to early termination.

        Pursuant to the administrative services agreement, Wexford has agreed to give us a right of first refusal with respect to any purchase, lease or similar investment opportunities in Capesize, Panamax, Handymax or Handysize dry bulk vessels presented to or originated by Wexford or us, excluding the following:

  •
  any opportunity that constitutes an investment of any nature whatsoever in a publicly held company or any derivative transactions relating or indexed to the equity or debt of a publicly held company; or

  •
  any investment opportunity that does not relate to Capesize, Panamax, Handymax or Handysize dry bulk vessels.

        If we decide not to exercise our right of first refusal, the approval of our independent directors shall be required before Wexford may pursue such opportunity. Any amendment of the administrative services agreement will require the approval of our independent directors.

        Pursuant to the administrative services agreement, we have agreed to issue options to our employees, officers and consultants to purchase shares of our common stock representing a 6% ownership interest in us as of the completion of this offering. The options will vest in 1/36 equal amounts at the end of each calendar month during the initial term of the agreement, but the options will be fully vested if Wexford terminates the agreement for "cause" or if we terminate the agreement without "cause." The exercise price for the options will be equal to the initial public offering price hereof.

Transactions with VOC Investment

        Under our agreement to acquire the Identified Vessels, the purchase price of each vessel will be equal to its appraised value, which will be the weighted average appraisal of such vessel as determined by three agreed appraisers within 30 days prior to the closing of this offering. However, if the aggregate appraised value of the Identified Vessels is not at least equal to their aggregate initial appraised value, the sellers of the Identified Vessels are not required to complete the sale unless we are willing to pay the amount of the Identified Vessels' aggregate initial appraised value. The initial appraised values for the Identified Vessels are $36.5 million for the VOC Enterprise, $25.8 million for the VOC Orchid, $22.3 million for the Clipper Gem and $22.3 million for the Clipper Glory. Additional detail regarding the acquisition and purchase price for each vessel can be found under the section "Business—Our Company."

        Under an investor rights agreement to be entered into with VOC Investment, we have agreed that until the second annual meeting of shareholders following the closing of this offering, VOC Investment will have the right to appoint one observer to our board of directors. If VOC Investment requests the right to designate a member of our board of directors then the right to designate an observer will terminate and Wexford will, and will cause its affiliates to, vote the shares held by it in favor of such designee. VOC Investment's right to appoint an observer or request a member of our board will terminate if VOC Investment holds less than 10% of our issued and outstanding shares of common stock.

        VOC Investment will be entitled to registration rights under the terms of the investor rights agreement to be entered into. Subject to the limitations specified in this agreement, VOC Investment's rights include the following:

        Piggyback Registration Rights.    VOC Investment has the right to have its shares registered for resale under the Securities Act if we register any of our securities, either for our own account or for the account of other security holders, except with respect to this offering or registrations on Form S-4 and Form S-8, and subject to the right of underwriters to limit the number of shares included in an underwritten offering.

        Demand Registration Rights.    VOC Investment has a right, at its request, to have its shares registered for resale under the Securities Act one time. VOC Investment has agreed not to exercise its registration right, if at all, until 180 days following the effective date of this prospectus.

        We will bear all registration expenses incurred in connection with any of the above registrations. VOC Investment will pay its own underwriting discounts, selling commission and stock transfer taxes applicable to the sale of its securities.

        We will also enter into a commercial management agreement with our Commercial Manager, VOC Bulk Shipping USA, Inc., which is an affiliate of VOC. The commercial management agreement will appoint our Commercial Manager as the exclusive commercial manager of all vessels we or our subsidiaries own or charter-in from time to time. Subject to certain limitations, we will grant our Commercial Manager the authority to perform and conduct all aspects of the commercial management and operation of our vessels. We will pay the Commercial Manager a management fee of $8,500 per month per vessel. In addition, we will be responsible for all other costs and expenses properly incurred by the Commercial Manager in the performance of its obligations. Either we or the Commercial Manager may terminate the agreement upon sixty days' notice at any time after the first anniversary of the closing date of this offering. In addition, in the event one of the vessels is sold by us to an entity other than one of our subsidiaries, the agreement will terminate on the date we transfer title to the vessel in question. The agreement shall remain in effect with respect to each of the other vessels.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of our common stock that will be owned upon the consummation of the offering by:

  •
  each person known by us to be a beneficial owner of more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to community property laws where applicable. The table assumes that the underwriters' 30-day option to purchase additional shares of common stock is not exercised.

Percent Beneficially Owned
Name and Address	Shares Beneficially Owned Prior to Offering	Before Offering		After Offering
Wexford Capital LLC(1)(2)			%		%
VOC Invest Ltd.(3)			%		%
Torben G. Jensen(3)			%		%
Frederick B. Simon(1)			%		%
Jay L. Maymudes(1)			%		%
Charles E. Davidson(1)(4)			%		%
Joseph M. Jacobs(1)(4)			%		%
Jonathan B. Kohan(1)			%		%
Robert T. Michaelson(1)			%		%
Robert P. Burke(1)			%		%
Paul Jacobi(1)			%		%
All directors and executive officers as a group (7 persons)			%		%

*
Less than 1%.

(1)
The address of each of these persons is c/o Wexford Capital LLC, Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

(2)
By virtue of shares owned indirectly through Callidus Investors LLC, Long Island Shipping Co. Ltd., Long Island Maritime Co. Ltd. and Sun Quest Maritime Co. Ltd.

(3)
Mr. Jensen may be deemed to be the beneficial owner of the shares of our common stock owned by VOC Invest Ltd. by virtue of his ownership interest in VOC Invest Ltd. The address of VOC Invest Ltd. and Mr. Jensen is P.O. Box CB-13048, Dockendale House, West Bay Street, Nassau, Bahamas.

(4)
Messrs. Davidson and Jacobs may be deemed to be the beneficial owner of the shares of our common stock owned by Wexford Capital LLC by virtue of being a managing member or general partner of Wexford Capital LLC or each of the members of Wexford Capital LLC. Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares owned by Wexford Capital LLC except to the extent of his interest in such shares through his interest in each member of Wexford Capital LLC.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our articles of incorporation and by-laws that will be in effect immediately prior to the consummation of this offering. We refer you to our articles of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

        Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

        As of the date of this prospectus, we have            shares of common stock outstanding out of 75,000,000 shares authorized to be issued. Upon consummation of this offering, we will have outstanding            shares of common stock or            shares if the underwriters' 30-day option is exercised in full. We are authorized to issue 5,000,000 shares of preferred stock. There are currently no shares of preferred stock outstanding.

Common Stock

        Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon the dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All shares of common stock to be sold in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

        Our board of directors has the authority to establish series of preferred shares, with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as they shall determine.

Registration Rights

        VOC Investment will be entitled to registration rights under the terms of an investor rights agreement to be entered into. Subject to the limitations specified in this agreement, VOC Investment's rights include the following:

          Piggyback Registration Rights.    VOC Investment has the right to have its shares registered for resale under the Securities Act if we register any of our securities, either for our own account or for the account of other security holders, except with respect to this offering or registrations on Form S-4 and Form S-8, and subject to the right of underwriters to limit the number of shares included in an underwritten offering.

          Demand Registration Rights.    VOC Investment has a right, at its request, to have its shares registered for resale under the Securities Act one time. VOC Investment has agreed not to exercise its registration right, if at all, until 180 days following the effective date of this prospectus.

        We will bear all registration expenses incurred in connection with any of the above registrations. VOC Investment will pay its own underwriting discounts, selling commission and stock transfer taxes applicable to the sale of its securities.

Meeting of Shareholders

        Under our by-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by our board of directors, or by the chairman of the board, or by the president. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice of and vote at the meeting.

Directors

        Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our articles of incorporation prohibit cumulative voting. Accordingly, a plurality of the votes cast in any election of directors may elect all of the directors standing for election. As a result, as long as Wexford owns a majority of our common stock, it will control all matters put to a vote of shareholders, including the election of directors and the sale of the Company. We will be controlled by Wexford as long as they own or control a majority of our common stock, and they may make decisions with which you disagree.

        The board of directors may change the number of directors, but not to less than three, only by a vote of not less than a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Shareholder Action by Written Consent

        Our by-laws permit shareholder action by written consent.

Dissenters' Rights of Appraisal and Payment

        Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale or exchange of all or substantially all of our property and assets not made in the usual and regular course of our business, and receive payment of the fair value of their shares. In the event of an amendment to our articles of incorporation, a shareholder also has the right to dissent and receive payment for his shares if the amendment creates, alters, abolishes, excludes or limits certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands in which our Marshall Islands office is situated or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions

        Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-Takeover Provisions of our Charter Documents

        Several provisions of our articles of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Amendments to our By-laws

        Our articles of incorporation grant our board of directors the authority to make, alter, amend or and repeal our by-laws without a shareholder vote in any manner not inconsistent with the laws of the Marshall Islands.

Blank Check Preferred Stock

        Under the terms of our articles of incorporation, our board of directors has the authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of preferred stock and to establish such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions of each series of preferred stock, which may be greater than the rights attached to the common stock. It will not be possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing a change of control.

No Cumulative Voting

        The BCA provides that shareholders are not entitled to the right to cumulative votes in the election of directors unless our articles of incorporation provide otherwise. Our articles of incorporation prohibit cumulative voting.

Election and Removal of Directors

        Our by-laws require shareholders to give advance written notice of nominations for the election of directors. Our by-laws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our capital stock entitled to vote for those directors or by our board. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

        Our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.

Special Meetings of Shareholders

        Our by-laws provide that only our board of directors, or our chairman of the board, or our president may call special meetings of our shareholders and the business transacted at the special meeting is limited to the business brought before the meeting by the board of directors, the chairman or the president.

Advance Notice Procedure for Director Nominations and Shareholder Proposals

        Our by-laws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of shareholders. Notice of a shareholder's intent to nominate a director or propose business to be considered by the shareholders must be delivered to our principal executive offices not less than 45 days nor more than 75 days prior to the first anniversary of the date of the preceding year's annual meeting of shareholders.

Limitation on Liability and Indemnification Matters of Officers and Directors

        The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our by-laws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. We believe that these indemnification provisions are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our by-laws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

Transfer Agent And Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Quotation

        We have applied to list our common stock on the Nasdaq National Market under the symbol "CAVN."

MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our articles of incorporation and by-laws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder "rights" plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands		Delaware
Shareholder Meetings
•	Held at a time and place as designated in the by-laws.	•	Held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors.
•	May be held within or outside the Marshall Islands.	•	May be held within or outside Delaware.
•	Notice:	•	Notice:
•
	Whenever shareholders are required or permitted to take action at a meeting, written notice shall state the place, date and, unless it is the annual meeting, hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting.		•
Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any, by which shareholders may be deemed to be present and vote at the meeting.
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.		• Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting.

Shareholders' Voting Rights
•	Any action required or permitted to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	•
Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if consent is in writing and signed by the holders of outstanding stock having the number of votes necessary to authorize or take action at a meeting.
•	Each shareholder entitled to vote may authorize another person or persons to act for him by proxy.	•	Each shareholder entitled to vote may authorize another person or persons to act for such shareholder by proxy.
•
	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote shall constitute a quorum but in no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	•
The certificate of incorporation or by-laws may specify the number of shares necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specification, a majority of the shares entitled to vote at the meeting shall constitute a quorum.
•
	Except as otherwise required by the articles of incorporation, directors shall be elected by a plurality of the votes cast by holders of shares entitled to vote, and any other corporate action shall be authorized by a majority of votes cast by holders of shares entitled to vote thereon.	•
Unless otherwise specified in the certificate of incorporation or by-laws, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of directors, and, in all other matters, the affirmative vote of the majority of the shares entitled to vote on the subject matter shall be the act of the shareholders.
•	The articles of incorporation may provide for cumulative voting.	•	The certificate of incorporation may provide for cumulative voting.
Directors
•	Board must consist of at least one member.	•	Board must consist of at least one member.
•	Number of board members may be fixed by the by-laws, the shareholders or by action of the board under the specific provisions of a by-law.	•
Number of board members will be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number can be made only by amendment of the certificate.
•
Number of board members may be changed by amendment of the by-laws, by the shareholders or by action of the board; however, if the board is authorized to change the number of directors, it can only do so by a majority of the entire board.

Dissenters' Rights of Appraisal
•
	Shareholders have a right to dissent from a merger or consolidation or sale or exchange of all or substantially all assets not made in the usual and regular course of business and receive payment of the fair value of their shares.		•	Appraisal rights shall be available for the shares of a corporation in a merger or consolidation, subject to exceptions.
•
	A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:		•
The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, a merger or consolidation or the sale of all or substantially all of the assets.
	•	Alters or abolishes any preferential right of any outstanding shares having preference; or
	•	Creates, alters or abolishes any provision or right in respect of the redemption of any outstanding shares; or
	•	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
	•	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.
Shareholders' Derivative Actions
•
	An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of a beneficial interest in such shares. It shall be made to appear that the the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains or that his shares or his interest therein devolved upon him by operation of law.		•
In any derivative suit instituted by a shareholder or a corporation, it is to be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.
•	Complaint will set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.		•	Delaware Court of Chancery Rule 23.1 governs the procedures for derivative actions by shareholders.

Shareholders' Derivative Actions (Continued)
•	Such action will not be discontinued, compromised or settled, without the approval of the High Court of the Republic.
•	Attorney's fees may be awarded if the action is successful.
•
Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS

        The following is a summary of certain Marshall Islands and U.S. federal income tax considerations relating to the acquisition, ownership or disposition of shares of our common stock. This summary is based on the laws as in force and as applied in practice, all as currently in effect and all of which are subject to change, possibly with retroactive effect.

        This summary deals only with holders who purchase our common stock in connection with this offering. This summary does not discuss all of the tax considerations that may be relevant to holders of our common stock in light of their particular circumstances or to holders of our common stock that may be subject to special rules, such as financial institutions, regulated investment companies, real estate investment trusts, holders subject to the alternative minimum tax, insurance companies, pension funds, tax-exempt organizations, partnerships or other pass-through entities, dealers in securities or currencies, traders who elect to mark to market their securities or persons holding the common stock as part of a hedging or constructive sale transaction, "straddle," conversion transaction, or other integrated transaction, or holders whose functional currency is not the U.S. dollar.

        If you are considering purchasing shares of common stock, you should consult your own tax advisors concerning the tax consequences arising in your particular situation under U.S. federal, state, local or foreign law.

Marshall Islands Tax Considerations

        The following are certain Marshall Islands tax consequences of our activities to us and holders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Tax Considerations

        The following are certain U.S. federal income tax consequences of our activities to us and holders of our common stock. This summary addresses only U.S. federal income tax considerations and does not address any state, local or foreign tax considerations, or tax considerations under other federal tax laws. This summary is based on the Internal Revenue Code of 1986, as amended, or the "Code", existing and proposed Treasury regulations promulgated under the Code, published rulings, and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. In addition, the summary below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to any of the U.S. federal income tax considerations regarding this particular offering. As a result, the IRS could disagree with portions of this discussion.

        We have made, or will make, special U.S. tax elections in respect of each of our ship-owning or operating subsidiaries that are potentially subject to tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. The effect of the special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities and to treat them as part of their parent, the "Company." Therefore, for purposes of the following discussion, the Company, and not the subsidiaries subject to this special election, will be treated as the owner and operator of the vessels and as receiving the income therefrom.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

        Unless exempt from U.S. federal income tax under the rules discussed below, a foreign corporation is subject to U.S. federal income tax on its "shipping income" that is treated as derived from sources within the United States, to which we refer as "U.S. source shipping income." For tax purposes, "U.S. source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends in the United States, but that does not both begin and end in the United States.

        Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived solely from sources outside the United States will not be subject to any U.S. federal income tax.

        Shipping income attributable to transportation exclusively between U.S. ports is considered to be 100% derived from U.S. sources. However, we are not permitted to engage in the transportation of cargoes that produces 100% U.S. source income.

        As set forth in the notes to the financial statements included in this prospectus, prior to the transaction contemplated by this offering, the current owners of the Wexford Vessels have taken the position that they will be subject to the 4% tax on gross U.S. source shipping income imposed under Section 887 of the Code without allowance for deductions. As further discussed below, subsequent to this offering it is possible that we will be eligible for an exemption from this tax under Section 883 of the Code.

Exemption of Operating Income from U.S. Federal Income Taxation

        Under Section 883 of the Code and the regulations thereunder, a foreign corporation will be exempt from U.S. federal income taxation on its U.S source shipping income if:

  (1)
  it is organized in a qualified foreign country, which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer as the "Country of Organization Test"; and

  (2)
  either

  (A)
  more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified stockholders, which includes individuals who are "residents" of a qualified foreign country, to which we refer as the "50% Ownership Test," or

  (B)
  its stock is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the "Publicly-Traded Test"; or

  (C)
  it is a "controlled foreign corporation", or CFC, as described below and, under regulations promulgated under Section 883 in August 2003, it satisfies the "50% Inclusion Test" as described below, to which, collectively, we refer as the "CFC Test."

        The Marshall Islands, the jurisdiction where we are incorporated, has been officially recognized by the IRS as a qualified foreign country that grants the requisite "equivalent exemption" from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S. source shipping income if we satisfy any one of the 50% Ownership Test, the Publicly-Traded Test or the CFC Test.

        It is currently anticipated that after the offering, we will be a CFC and therefore, our principal basis for qualifying for exemption will rest upon satisfying the CFC Test. If we are not a CFC after the offering, our principal basis for qualifying for the exemption will rest upon satisfying the

Publicly-Traded Test described in detail below. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test after the offering.

CFC Test

        We will be a controlled foreign corporation, or a CFC, for U.S. federal income tax purposes so long as more than 50 percent of our common stock, our sole class of issued and outstanding stock, is owned by U.S. Holders (defined below) each of whom owns 10 percent or more of such common stock, after application of specified attribution rules. We refer to such 10 percent U.S. Holders as "U.S. Stockholders."

        The regulations interpreting Section 883, which were promulgated in August 2003, provide that a foreign corporation that is a CFC will only be treated as satisfying the CFC Test if, for the relevant year in question, more than 50 percent of the foreign corporation's net income derived from the international operation of ships is includible in the gross income of one or more U.S. Stockholders for such taxable year which we refer to as the "50% Inclusion Test." At the time the regulations were promulgated in 2003, income derived from the international operation of ships was a separate category of "Subpart F income." Subpart F income is required to be included in income of U.S. Stockholders under the CFC tax regime rules described below.

        Subsequently, in October 2004, the American Jobs Creation Act of 2004, or the Jobs Act, was enacted and eliminated income derived by a foreign corporation from the international operation of ships as a category of includible "Subpart F" income. Under the law as it existed prior to the Jobs Act, we believe we would have satisfied the 50% Inclusion Test and qualified for the Section 883 Exemption on the basis of our status as a CFC immediately following the offering. As a result of the enactment of the Jobs Act, there is uncertainty in the law regarding the application of the CFC Test. Accordingly, for purposes of this offering, purchasers of our common stock should assume that we will not satisfy the CFC Test.

Publicly-Traded Test

        We will satisfy the Publicly Traded Test in the event our stock is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States. The regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of the offering, we anticipate that our common stock, which will be our sole class of issued and outstanding stock, will be "primarily traded" on an established securities market in the United States.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, to which we refer as the "listing threshold." Because our common stock, which will be our sole class of issued and outstanding stock, will be listed on an established securities market in the United States, we will satisfy the listing threshold after the offering.

        It is further required in order to satisfy the "regularly traded" requirement that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons each of whom owns 5% or more of the vote and value of such class of our outstanding stock, to which we refer as the "5 Percent Override Rule."

        For purposes of being able to determine the persons who actually or constructively own 5% or more of our stock, or "5% Stockholders," the regulations permit us to rely on those persons that are identified on Schedule 13G or Schedule 13D filings with the U.S. Securities and Exchange Commission, or the SEC, as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company identified that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

        In the event the 5 Percent Override Rule is triggered with respect to a class of stock the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the value of our stock for more than half the number of days during the taxable year.

        We believe that, immediately after the offering, we will be subject to the 5 Percent Override Rule. Since U.S. stockholders are not "qualified stockholders" under the regulations, we do not expect to be able to establish that among the group of our 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders from owning 50% or more of our common stock for more than half the number of days during the taxable year. Accordingly, for purposes of this offering, purchasers of our common stock should assume that we will not satisfy the Publicly-Traded Test.

Taxation In Absence of Section 883 Exemption

        Assuming the benefits of Section 883 of the Code are unavailable, our U.S. source shipping income will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions to the extent that such income is not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income will be treated as being U.S. source shipping income, the maximum effective rate of U.S. federal income tax on our gross shipping income will never exceed 2% under the 4% gross basis tax regime.

        To the extent our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

        Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  •
  we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

  •
  substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

        Assuming our shipping income from vessels engaged in international operations does not qualify for exemption under Section 883 and assuming that any decision on a vessel sale is made from and attributable to our U.S. office, as we believe likely to be the case as we are currently structured, then any gain derived from the sale of any such vessel will be treated as derived from U.S. sources and subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the above described net income tax and branch profits tax regime.

U.S. Federal Income Taxation of U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common stock that holds the common stock as a capital asset within the meaning of Section 1221 of the Code and that is, for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common stock, we suggest you consult your own tax advisor.

Distributions

        We have never paid dividends on our common stock and currently do not anticipate declaring or paying any dividends in the foreseeable future. Our board of directors, however, has the authority to declare and pay dividends on our common stock, in its discretion, as long as there are funds legally available and we are contractually permitted to do so.

        Subject to the discussion of passive foreign investment companies, or PFICs, and CFCs below and other than distributions in liquidation and distributions in redemption of common stock that are treated as exchanges, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder's tax basis in the common stock to the extent of the distributions and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

        Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate will generally be treated as "qualified dividend income" that is taxable to such U.S. Holder at a maximum preferential tax rate of 15% (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States; (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under the heading "Passive Foreign Investment Company Status and Significant Tax Consequences"); (3) the U.S. Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Holder. Any dividends out of earnings and profits which are not eligible for these preferential rates will be taxed as ordinary income to such U.S. Holder. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to our common stock. In addition, special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis in a share of common stock—paid with respect to our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a non-corporate U.S. Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

        Dividends with respect to our common stock generally will be classified as foreign-source "passive income" or, in certain cases, "financial services income," in computing a U.S. Holder's foreign tax credit limitations for U.S. foreign tax credit purposes. U.S. Holders should note, however, that recently enacted legislation eliminates the "financial services income" category for taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories are limited to "passive category income" and "general category income." The rules relating to the determination of U.S. foreign tax credits are complex, and we urge you to consult your tax advisor to determine whether and to what extent you would be entitled to these credits.

Sale, Exchange or Other Disposition of Common Stock

        A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion of PFICs and CFCs below, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Individuals, trusts and estates currently are subject to a maximum tax rate of 15% on long-term capital gain for taxable years beginning on or before December 31, 2008. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale or exchange of common stock generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Controlled Foreign Corporation Status and Significant Tax Consequences

        Special U.S. federal income tax rules apply to a "U.S. Stockholder" (as defined above) of a CFC. It is currently anticipated that, after this offering, we will be a CFC.

        Each U.S. Holder who is a U.S. Stockholder on the last day of our taxable year on which we are a CFC will be required to include his pro rata share of our "Subpart F income" in income currently as ordinary income, whether or not we make any distributions of such income. Subpart F income does not include income derived from the international operation of ships. However, Subpart F income does include, among other things, passive investment income, income from the sale or purchase of certain goods to or from a related party, certain income from the provision of services with respect to which a related party provides substantial assistance and any increase in our investments in certain property located in the United States.

        Inclusions of Subpart F income will increase a U.S. Stockholder's adjusted basis in such U.S. Stockholder's common stock. Any subsequent distributions of earnings and profits attributable to previously included Subpart F income generally will be non-taxable to a U.S. Stockholder and will reduce a U.S. Stockholder's adjusted basis in the common stock.

        A U.S. Stockholder's gain on the disposition of our common stock will be treated as a dividend (which may be eligible for the preferential rates applicable to "qualified dividend income" discussed above) to the extent of the U.S. Stockholder's pro rata share of our earnings and profits not previously taxed to such U.S. Stockholder as Subpart F income. This recharacterization rule would continue to apply for a period of five years after we cease to be a CFC. Any gain in excess of untaxed earnings and profits would be treated as capital gain, which may be treated as long-term capital gain as discussed above.

        A U.S. Stockholder generally will also be required to annually file an information return on IRS Form 5471 reporting such U.S. Stockholder's ownership of our common stock and providing certain information regarding us. We will provide our U.S. Stockholders with the information necessary to complete Form 5471. The application of the CFC tax regimen to U.S. stockholders is complex, and U.S. Holders are urged to consult their own tax advisors if they believe they are or may be U.S. stockholders of us.

Passive Foreign Investment Company Status and Significant Tax Consequences

        Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. Generally, a foreign corporation is treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either (1) 75% or more of its gross income, including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value, is passive in nature (the "Income Test"), or (2) the average percentage of its assets during such tax year, including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the "Asset Test").

        The PFIC rules will not apply to any U.S. Holder for any period during which we are a CFC and such holder is a U.S. Stockholder.

        Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive from our time chartering and voyage chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs the IRS or a court could disagree with our position. Our belief is also based on our expectation that most of the gross income we derive will be from our time chartering and voyage chartering activities and very little, if any, of the gross income we derive will be from chartering our vessels under "bareboat" contracts as any income derived from "bareboat" contracts may constitute passive income. In addition, depending on how quickly we employ the net proceeds realized from the sale of common stock in this offering, the amount of such net proceeds and the earnings thereon may affect our PFIC status. Moreover, certain factors relevant to the PFIC determination, such as declines in the market value of our stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not be deemed a PFIC in 2005 or any future tax year.

        In view of the uncertainty regarding the characterization of income derived from time charters and voyage charters, our use of the net proceeds realized from the sale of the common stock in this offering, and the complexity of the issues regarding our treatment as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. Holders who determine that we are a PFIC for 2005 or any tax subsequent year and notify us in writing of their request for the information required in order to effectuate the "QEF Election" described below, we will promptly make such information available to them.

        If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder's holding period of common stock and the U.S. Holder does not make a QEF Election or a "mark-to-market" election (both as described below), such U.S. Holder would be subject to special rules with respect to (1) any excess distribution (generally, any distributions to a U.S. Holder during a single taxable year that is greater than 125% of the average amount of distributions received by such U.S. Holder during the three preceding taxable years in respect of the common stock or, if shorter, such U.S. Holder's holding period for the common stock) and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

  •
  excess distribution or gain would be allocated ratably over a U.S. Holder's aggregate holding period for the common stock;

  •
  the amount allocated to the taxable year in which a U.S. Holder realizes the excess distribution or gain will be taxed as ordinary income and would not be "qualified dividends"; and

  •
  the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

        Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in the common stock through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. Holder who acquires the common stock from a decedent would be denied the normally available step-up in tax basis for the common stock to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent's tax basis.

        A U.S. Holder who beneficially owns shares of a PFIC must file an IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the IRS for each tax year in which the U.S. Holder holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

        For any tax year in which we are treated as a PFIC, a U.S. Holder of common stock may elect to treat the shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S.

Holder would be required to include in income currently such U.S. Holder's proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. Holder. No portion of any such inclusions will be treated as "qualified dividend income." Any gain subsequently recognized upon the sale or other disposition by the U.S. Holder of the ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

        A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder. A QEF Election is effective for the year in which the election is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. An additional election is available to defer the payment of taxes that may result from a QEF Election, although interest must be paid on any deferred taxes. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Holder's income tax return for the first tax year to which the election will apply. A U.S. Holder makes a QEF Election by completing Form 8621 and attaching it to such U.S. Holder's U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect.

        As an alternative to a QEF Election, a U.S. Holder of common stock generally may elect to mark the common stock to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the taxable year, between the fair market value of the shares and their adjusted tax basis. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to the shares is in effect on the date of a U.S. Holder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues, unless revoked with the consent of the IRS.

        The implementation of many aspects of the Code's PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election.

U.S. Federal Income Taxation of "Non-U.S. Holders"

        For purposes of this summary, the term "Non-U.S. Holder" means a beneficial owner of common stock that is neither a U.S. person nor a person subject to the rules applicable to former citizens as long-term residents.

        Subject to the discussion below concerning information reporting and backup withholding, dividends to a Non-U.S. Holder in respect of the common stock or gain realized by a Non-U.S. Holder on the sale, exchange or other taxable disposition of the common stock will not be subject to U.S. federal income or withholding tax unless (i) such income is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder (and, if required by an applicable income tax treaty as a condition for subjecting such Non-U.S. Holder to federal taxation on a net income basis, such income is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) or (ii) in the case of a sale of common stock by a Non-U.S. Holder who is an individual, such individual was present in the United States for at least 183 days during the taxable year in which the gain is realized and other specified conditions are met.

        Income that is effectively connected with the conduct of a U.S. trade or business by a Non-U.S. Holder generally will be subject to regular U.S. federal income tax in the same manner as if it were realized by a U.S. Holder. In addition, if a corporate Non-U.S. Holder recognizes "effectively connected" income, such Non-U.S. Holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Information Reporting and Backup Withholding

U.S. Holders

        Payments in respect of the common stock that are made in the United States or by certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and to U.S. backup withholding tax at rates equal to 28% through 2010 and 31% after 2010. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certifications. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Non-U.S. Holders

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If you are a Non-U.S. Holder and you sell your common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

        Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Proposed Legislation

        Legislation has been proposed that could significantly alter certain of the U.S. federal income tax consequences discussed in this summary. It is uncertain whether such legislation will be enacted into law. Prospective investors should consult their own tax advisors regarding proposed legislation.

        EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR REGARDING U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, HOLDING AND DISPOSING OF THE COMMON STOCK.

SHARES ELIGIBLE FOR FUTURE SALE

        Rule 144 Securities.    Upon the consummation of this offering, we will have            shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares. All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, referred to as the Securities Act, except for any of the shares that are acquired by "affiliates" as that term is defined in Rule 144. The                         shares of common stock held by Wexford, VOC Investment and our directors and executive officers after the offering will be "restricted" securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions pursuant to Rule 144 or Rule 144A.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the total number of shares of common stock then outstanding, or

  •
  the average weekly reported trading volume of the common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell its shares without complying with the manner of sale provisions, current public information requirements, volume limitations or notice requirements of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

        As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

        VOC Investment will be entitled to registration rights under the terms of an investor rights agreement to be entered into. Subject to the limitations specified in this agreement, VOC Investment's rights include the following:

        Piggyback Registration Rights.    VOC Investment has the right to have its shares registered for resale under the Securities Act if we register any of our securities, either for our own account or for the account of other security holders, except with respect to this offering or registrations on Form S-4 and Form S-8, and subject to the right of underwriters to limit the number of shares included in an underwritten offering.

        Demand Registration Rights.    VOC Investment has a right, at its request, to have its shares registered for resale under the Securities Act one time. VOC Investment has agreed not to exercise its registration right, if at all, until 180 days following the effective date of this prospectus.

        We will bear all registration expenses incurred in connection with any of the above registrations. VOC Investment will pay its own underwriting discounts, selling commission and stock transfer taxes applicable to the sale of its securities.

        We, our executive officers and directors, VOC Investment and Wexford have agreed that, without the prior written consent of Jefferies & Company, Inc. on behalf of the underwriters, we will not,

during the period ended 180 days after the date of this prospectus, sell shares of common stock or take certain related actions, subject to limited exceptions, all as described under "Underwriting—Lock-up Agreements."

        Rule 701.    In general, under Rule 701 of the Securities Act, any of our directors, officers, consultants or advisors who purchases common stock from us in connection with a compensatory stock or option plan or other written compensatory benefit plan before the effective date of this prospectus is entitled to resell those shares 90 days after the effective date of this prospectus in reliance on Rule 144, without having to comply with certain provisions (including the holding period requirements) contained in Rule 144.

        Rule 701 permits "affiliates," as defined in Rule 144, to sell their shares issued under Rule 701 without complying with the holding period requirements of Rule 144. It permits non-affiliates to sell their "Rule 701 shares" in reliance on Rule 144 without having to comply with the holding period requirements, current public information requirements, volume limitations or notice requirements of Rule 144. All holders of shares issued under Rule 701 are required to wait until 90 days after the date of this prospectus before selling those shares.

        Stock Options.    Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock issued or reserved for issuance under the 2005 Equity Incentive Plan. The registration statement will become effective automatically upon filing. Accordingly, shares registered will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus, each of the underwriters named below, acting through their representative, Jefferies & Company, Inc., has severally agreed to purchase from us the number of shares of common stock set forth below opposite their respective names.

Underwriters	Number of Shares
Jefferies & Company, Inc.
Total

        The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the 30-day option described below, if any are purchased.

Option to Purchase Additional Shares

        We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase from time to time up to an aggregate of             additional shares of common stock at the initial public offering price less underwriting discounts and commissions. Such option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to satisfaction of the terms and conditions set forth in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the preceding table. We will use the net proceeds from any exercise of the underwriters' option to purchase additional shares of common stock for working capital and other corporate purposes.

Commissions and Expenses

        The following table shows the initial public offering price, the underwriting discounts and commissions payable to the underwriters by us and the proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' 30-day option to purchase additional shares.

	Per Share		Total
	Without 30-day Option	With 30-day Option	Without 30-day Option	With 30-day Option
Initial public offering price
Underwriting discounts and commissions payable by us
Proceeds, before expenses, to us

        The representative has advised us that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                      per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $                      per share of common stock to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

        We estimate expenses payable by us in connection with this offering, other than underwriting discounts and commissions, will be approximately $                        .

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

        We, our officers and directors, Wexford and VOC Investment have agreed, subject to specified exceptions, not to directly or indirectly:

  •
  offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock,

  •
  enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise)

  •
  publicly announce an intention to do any of the foregoing or file any registration statement under the Securities Act with respect to any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

        This restriction terminates after the close of trading of the shares of common stock on and including the 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the 180-day restricted period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the release of earnings results or the material news or the occurrence of the material event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

        Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day restricted period, without notice, release all or any portion of the securities subject to lock-up agreements.

Listing

        We have applied to list our common stock on the Nasdaq National Market under the symbol "CAVN."

Electronic Distribution

        A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Stabilization, Short Positions and Penalty Bids

        The representative has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, some participants in the offering may engage in transactions, including stabilizing bids, short sales and purchases to cover positions created by short sales or the imposition of penalty bids, that may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of shares of our common stock. As a result, the price of shares of our common stock may be higher than the price that might otherwise exist in the open market.

        A stabilizing bid is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the shares of common stock.

        A short position involves a sale by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. Syndicate-covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        Penalty bids permit the representative to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the shares of common stock originally sold by such underwriter or syndicate member are purchased by the representative in a stabilizing or syndicate-covering transaction and have therefore not been effectively placed by such underwriter or syndicate member.

        The representative has advised us that such transactions may be effected on the    or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Determination of Offering Price

        Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the representative of the underwriters. In determining the initial offering price of our shares of common stock, the representative considered the following:

  •
  the information set forth in this prospectus and otherwise available to the representative;

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  the history and the prospects for the industry in which we operate;

  •
  our financial information;

  •
  the ability of our management;

  •
  our business potential and earnings; and

  •
  the general condition of the securities markets at the time of this offering.

        We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

Discretionary Sales

        The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Affiliations

        Certain of the underwriters or their respective affiliates have in the past performed, and may in the future perform, from time to time investment banking and other financial services for us and our affiliates for which they received or will receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus and other legal matters concerning this offering relating to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. Some legal matters concerning this offering relating to U.S. law will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. On matters of Marshall Islands law, Fulbright & Jaworski L.L.P. is relying upon the opinion of Reeder & Simpson P.C.

        Certain legal matters related to the offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

INTERNATIONAL DRY BULK SHIPPING INDUSTRY DATA

        The discussions contained in the sections "The International Dry Bulk Shipping Industry" and "Prospectus Summary—The Dry Bulk Shipping Industry" of this prospectus have been reviewed by Drewry Shipping Consultants, referred to as Drewry, which has confirmed to us that they accurately describe the international dry bulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

        The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

EXPERTS

        The financial statements of Cavan Maritime Limited at May 3, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The combined financial statements of North American Carriers Ltd. and North American Carriers II Ltd. as of December 31, 2004, and for the period from January 9, 2004 (inception) to December 31, 2004, included in this prospectus and registration statement have been audited by Ernst & Young (Hellas) certified auditors accountants S.A., independent registered public accounting firm, as stated in their report thereon appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The sections in this prospectus entitled "Prospectus Summary—The Dry Bulk Shipping Industry" and "The International Dry Bulk Shipping Industry" have been reviewed by Drewry, which has confirmed to us that they accurately describe the international dry bulk shipping industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Drewry filed as an exhibit to the registration statement on Form S-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Commission a registration statement on Form S-1, which includes amendments, exhibits, schedules and supplements, under the Securities Act and the rules and regulations under the Securities Act, for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the Commission. For further information about us and the common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contracts or other document referred to in this prospectus are not necessarily complete and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made. The registration statement can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at other public reference facilities maintained by the Commission. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the registration statement is publicly available through the Commission's site on the Internet's World Wide Web, located at: http://www.sec.gov.

        After the offering, we will be subject to the full informational requirements of the Securities Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the Commission.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

GLOSSARY OF SHIPPING TERMS

        Following are definitions of shipping terms used in this prospectus.

        Annual Survey—The inspection of a vessel by a classification society, on behalf of a flag state, that takes place every year.

        Bareboat Charter—Contract or hire of a ship under which the shipowner is usually paid a fixed amount of charter hire rate for a certain period of time during which the charterer is responsible for the operating costs and voyage costs of the vessel as well as arranging for crewing. Also known as "demise charter."

        Bulk—Unpackaged homogeneous (non-liquid) cargo poured into the hold of a vessel.

        Bunkers—Heavy fuel oil used to power a vessel's engines.

        Carrier Pool—A carrier pool is a collection of similar vessels, under different ownerships, operating under a single administration. The pool managers market the vessels as a single, cohesive fleet unit, collect their earnings and distribute them under a pre-arranged system. Pools have the size and scope to combine time charters, spot market time and voyage charters, and contracts of affreightment with freight forward agreements for hedging purposes. Pools also seek to create more efficient vessel scheduling thereby increasing fleet utilization.

        Charter—The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

        Charterer—The individual or company hiring a vessel.

        Charter Hire Rate—A sum of money paid to the vessel owner by a charterer under a time charter for the use of a vessel.

        Classification Society—An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization.

        Contract of Affreightment—"COA"—A COA relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform the individual sailings. Essentially it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the ship owner. The freight rate is normally agreed upon a per cargo ton basis.

        Deadweight Ton—"dwt"—A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons. A vessel's DWT or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

        Draft—Vertical distance between the waterline and the bottom of the vessel's keel.

        Dry Bulk—Non-liquid cargoes of commodities shipped in an unpackaged state.

        Dry Bulk Carriers—Vessels which are specially designed and built to carry large volumes of non-liquid cargoes of commodities shipped in an unpackaged state.

        Drydocking—The removal of a vessel from the water for inspection and/or repair of submerged parts.

        Gross Ton—Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

        Hull—The shell or body of a vessel.

        International Maritime Organization—"IMO"—A United Nations agency that issues international trade standards for shipping.

        Intermediate Survey—The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

        ISM Code—The International Management Code for the Safe Operation of Ships and Pollution Prevention, as adopted by the IMO.

        Metric Ton—A unit of weight equal to 1,000 kilograms.

        Newbuilding—A newly constructed vessel.

        Off-Hire—The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, dry-docking and surveys, whether or not scheduled.

        OPA—The U.S. Oil Pollution Act of 1990 (as amended).

        Orderbook—A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).

        Protection and Indemnity Insurance—Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

        Scrapping—The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

        Short-Term Time Charter—A time charter which lasts less than approximately 12 months.

        SOLAS—The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

        Special Survey—The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years.

        Spot Charter—A spot charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board times the agreed upon freight rate expressed on a per ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

        Spot Market—The market for immediate chartering of a vessel usually for single voyages.

        Strict Liability—Liability that is imposed without regard to fault.

        Time Charter—Contract for hire of a vessel under which the shipowner is paid charter hire rate on a per day basis for a certain period of time, the shipowner being responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

        Ton—See "Metric Ton."

        Vessel Operating Expenses—The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs.

Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions, which are included in "voyage expenses".

        Voyage Charter—Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

        Voyage Expenses—Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) costs, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.

INDEX TO FINANCIAL STATEMENTS

Page
Cavan Maritime Limited
Report of Ernst & Young LLP Independent Registered Public Accounting Firm	F-2
Balance Sheet as of May 3, 2005 (date of incorporation)	F-3
Notes to Financial Statement	F-4
North American Carriers Ltd. and North American Carriers II Ltd.
Report of Ernst & Young (Hellas), Independent Registered Public Accounting Firm	F-5
Combined Balance Sheets as of December 31, 2004 and (Unaudited) June 30, 2005	F-6

Combined Statements of Income for the period from January 9, 2004 (inception) to December 31, 2004 and the (Unaudited) period from January 9, 2004 (inception) to June 30, 2004 and for the (unaudited) Six months ended June 30, 2005	F-7
Combined Statements of Owners' Investment for the period from January 9, 2004 (inception) to December 31, 2004 and for the (unaudited) Six months ended June 30, 2005	F-8

Combined Statements of Cash Flows for the period from January 9, 2004 (inception) to December 31, 2004 and the (Unaudited) period from January 9, 2004 (inception) to June 30, 2004 and for the (unaudited) Six Months Ended June 30, 2005	F-9
Notes to Combined Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of Cavan Maritime Limited

        We have audited the accompanying balance sheet of Cavan Maritime Limited. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company on May 3, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
May 11, 2005 New York, New York

Cavan Maritime Limited

Balance Sheet
May 3, 2005

ASSETS
Subscription Receivable	$1,000

TOTAL ASSETS	$1,000

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:	$—
Stockholders' Equity
Registered Shares, par value $.001; 75,000,000 shares authorized, 1,000 shares issued and outstanding	1
Preferred Shares par value $.001 5,000,000 shares authorized, no shares issued and outstanding
Additional Paid-in Capital	999
Retained Earnings	—
Total stockholders' equity	1,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,000

The accompanying notes are an integral part of this financial statement.

Cavan Maritime Limited

Notes To Financial Statements

1.     Basis of Presentation and General Information:

        The accompanying financial statement includes the accounts of Cavan Maritime Limited (the "Company"). The Company will be engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk vessels. The Company is a holding company incorporated on May 3, 2005, under the laws of the Republic of the Marshall Islands. The Company is a wholly owned subsidiary of Callidus Investors LLC.

        The Company is in the process of acquiring vessels. Our initial operating fleet will consist of three modern dry bulk carriers to be contributed by affiliates prior to the closing of this public offering. We have entered into a term sheet to acquire four additional dry bulk vessels, from affiliates of VOC Shipholdings B.V. Under our term sheet to acquire the vessels, the purchase price of each vessel will be equal to its appraised value, to be determined by the weighted average appraisal of such vessel as determined by three appraisers within 30 days before the closing of the offering. The initial appraised value for the vessels was approximately $106.9 million.

        The Subscription Receivable was paid on May 11, 2005.

2.    Subsequent Events (Unaudited):

Asset Purchase Agreement for the Identified Vessels

        In August of 2005, we entered into an Asset Purchase Agreement with affiliates of VOC in order to acquire the VOC Enterprise, the VOC Orchid, the Clipper Gem and the Clipper Glory. The agreement provides that in exchange for each vessel, we will give the seller a combination of cash and shares of our common stock. We have not agreed to assume any liabilities of the sellers.

        There will be at least two and no more than three closings associated with the acquisition of these ships. The first closing, involving the VOC Enterprise and VOC Orchid, will occur contemporaneously with the closing of this offering. Each of the second and third closing, if any, with respect to the Clipper Gem and the Clipper Glory, shall occur as soon as practicable after the delivery of such vessel to the seller, but no later than 60 days after the closing of this offering. An affiliate of VOC has an option to purchase the Clipper Gem and the Clipper Glory, but this option is not presently exercisable. Under the asset purchase agreement, the affiliate of VOC is obligated to use its best efforts to obtain the right to purchase these vessels. Upon the closing of this offering, the affiliates of VOC will become unconditionally obligated to either sell the Clipper Gem and the Clipper Glory to us or to offer us one or more of three types of vessels as a substitute.

        In the event that the seller of the Clipper Gem and the Clipper Glory is unable, for any reason other than an actual, constructive or compromised total loss of either vessel on or after the first closing date, to deliver either or both such vessels to us within 60 days from the first closing date, then it must offer us either one or two of certain substitute vessels, which the seller must deliver to us no later than 120 days after the first closing date, in accordance with the delivery obligations of the original vessel. Acceptance of such a substitute vessel is at our option, and, should we decide to accept the substitute, the seller shall pay a penalty of $7,500 per day until the substitute vessel or vessels are delivered to us. This penalty, however, shall be decreased to $3,750 per day if the seller delivered either of the Clipper Gem or the Clipper Glory on the appropriate delivery date, or if two substitute vessels are required to be delivered, on the date prior to the date of delivery of the first substitute vessel to us. If we reject the substitute vessel or vessels, we forfeit the penalty fee, and the seller will have no further obligation under the agreement to deliver any vessel to us.

        The agreement is subject to termination under certain circumstances prior to the first closing date. We can terminate the agreement if any of our closing conditions set forth in the agreement are not satisfied. Likewise, the sellers can terminate the agreement if any of their closing conditions are not satisfied, including the transfer of title of the Wexford Vessels to us under the asset purchase agreement for the Wexford Vessels described below. Any party to the agreement may terminate if the first closing has not occurred by November 1, 2005. In addition, if any of the vessels contemplated in the agreement becomes an actual, constructive or compromised total loss prior to the first closing date, the agreement will terminate with respect to such vessel.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
North American Carriers Ltd. and North American Carriers II Ltd.

        We have audited the accompanying combined balance sheet of North American Carriers Ltd. and North American Carriers II Ltd., ("the Company"), as of December 31, 2004 and the related combined statements of income, owners' investment and cash flows for the period from January 9, 2004 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of North American Carriers Ltd. and North American Carriers II Ltd. at December 31, 2004 and the combined results of their operations and their cash flows for the period from January 9, 2004 (inception) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A.

Athens, Greece
May 10, 2005.

NORTH AMERICAN CARRIERS LTD. AND NORTH AMERICAN CARRIERS II LTD.

Combined Balance Sheets
(expressed in thousands of US Dollars)

	December 31 2004	June 30 2005
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,648	$6,886
Restricted cash	2,960	2,326
Accounts receivable—trade, net	542	328
Inventories (Note 3)	127	133
Prepaid insurance and other	165	254

Total current assets	9,442	9,927

FIXED ASSETS
Vessels at cost (Note 1)	84,914	84,914
Accumulated depreciation	(2,429)	(4,629)

Total fixed assets	82,485	80,285
OTHER NON CURRENT ASSETS
Deferred Charges, net (Note 4)	326	236
Restricted cash	950	1,050

TOTAL ASSETS	$93,203	$91,498

LIABILITIES AND OWNERS' INVESTMENT
CURRENT LIABILITIES
Current portion of long-term debt (Note 5)	$8,592	$6,071
Accounts payable	346	303
Accrued liabilities (Note 6)	252	305
Unearned revenue	567	572

Total current liabilities	9,757	7,251

DEFERRED INCOME	68	101
LONG—TERM DEBT, net of current portion (Note 5)	36,956	30,609

OWNERS' INVESTMENT
Capital (Note 8)	35,018	29,848
Retained earnings	11,404	23,689

Total owners' investment	46,422	53,537

Total liabilities and owners' investment	$93,203	$91,498

The accompanying notes are an integral part of these combined financial statements.

NORTH AMERICAN CARRIERS LTD. AND NORTH AMERICAN CARRIERS II LTD.

Combined Statements of Income
(expressed in thousands of US Dollars)

	For the period from January 9, 2004 (inception) to December 31, 2004	For the period from January 9, 2004 (inception) to June 30, 2004	For the six months ended June 30, 2005
		(Unaudited)	(Unaudited)
REVENUES
Voyage revenues (Note 1)	$18,962	$3,175	$18,825

EXPENSES:
Voyage expenses and commissions (Notes 1 and 9)	1,231	203	1,320
Vessel operating expenses (Note 9)	2,404	560	1,745
Depreciation	2,429	366	2,200
Amortization of deferred charges	124	33	90
Management fees (Note 1)	363	88	274
General and administrative expenses	250	124	180
Foreign currency (gains)/losses	21	2	(2)

Operating income	12,140	1,799	13,018

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 5 and 11)	(825)	(104)	(852)
Interest income	89	5	119

Net interest income (expense)	(736)	(99)	733

Net Income	$11,404	$1,700	$12,285

The accompanying notes are an integral part of these combined financial statements.

NORTH AMERICAN CARRIERS LTD. AND NORTH AMERICAN CARRIERS II LTD.

Combined Statements of Owners' Investment
For the Period from January 9, 2004 (inception) to December 31, 2004 and for the (Unaudited) Six Months Ended June 30, 2005
(expressed in thousands of US Dollars, unless otherwise stated)

		Common Stock
	Comprehensive Income	# of Shares	Par Value (in US Dollars)	Additional Paid-in Capital	Total Capital	Retained Earnings	Total
BALANCE, January 9, 2004 (inception)
—Issuance of share capital	$—	1,100	$11	$—	$—	$—	$—
—Additional paid-in capital	—	—	—	38,018	38,018	—	38,018
—Refund of additional paid-in capital	—	—	—	(3,000)	(3,000)	—	(3,000)
—Net income	11,404	—	—	—	—	11,404	11,404

Comprehensive income	$11,404	—	—	—	—	—	—

BALANCE, December 31, 2004		1,100	11	35,018	35,018	11,404	46,422

—Issuance of share capital	—	—	—	—	—	—	—
—Additional paid-in capital	—	—	—	—	—	—	—
—Refund of additional paid-in capital	—	—	—	(5,170)	(5,170)	—	(5,170)
—Net income	12,285	—	—	—	—	12,285	12,285

Comprehensive income	$12,285	—	—	—	—	—	—

BALANCE, June 30, 2005 (unaudited)		1,100	$11	$29,848	$29,848	$23,689	$53,537

The accompanying notes are an integral part of these combined financial statements.

NORTH AMERICAN CARRIERS AND NORTH AMERICAN CARRIERS II LTD.

Combined Statements of Cash Flows
(expressed in thousands of US Dollars)

	For the period from January 9, 2004 (inception) to December 31, 2004	For the period from January 9, 2004 (inception) to June 30, 2004	For the six months ended June 30, 2005
		(Unaudited)	(Unaudited)
Cash Flows from (used in) Operating Activities
Net income	$11,404	$1,700	$12,285
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	2,429	366	2,200
Amortization of deferred charges	124	33	90
Amortization of financing fees	30	3	22
Payments for drydocking and special survey	(450)	(450)	—
(Increase) Decrease in:
Accounts receivable trade, net	(542)	(45)	214
Inventories	(127)	(38)	(6)
Prepaid insurance and other	(165)	(74)	(89)
Increase (Decrease) in:
Accounts payable	346	311	(43)
Accrued liabilities	252	150	53
Unearned revenue	567	330	5
Deferred Income	68	16	33

Net Cash from Operating Activities	13,936	2,302	14,764

Cash Flows used in Investing Activities
Vessel acquisitions	(84,914)	(28,133)	—

Net cash used in investing activities	(84,914)	(28,133)	—

Cash Flows from (used in) Financing Activities
Proceeds from long-term debt	48,685	11,000	—
Payments of financing costs	(217)	(63)	—
Payments of long-term debt	(2,950)		(8,890)
Restricted cash	(3,910)	(625)	534
Additional paid-in capital	38,018	28,235	—
Refund of additional paid-in capital	(3,000)	—	(5,170)

Net cash from (used in) financing activities	76,626	38,547	(13,526)

Net increase in cash and cash equivalents	5,648	12,716	1,238
Cash and cash equivalents at beginning of period	—	—	5,648

Cash and cash equivalents at end of period	$5,648	$12,716	$6,886

The accompanying notes are an integral part of these combined financial statements.

NORTH AMERICAN CARRIERS LTD. AND NORTH AMERICAN CARRIERS II LTD.
NOTES TO COMBINED FINANCIAL STATEMENTS

For the Period from January 9, 2004 (inception) to December 31, 2004 and for the (Unaudited) Period From January 9, 2004 (inception) to June 30, 2004 and the (Unaudited) Six Months Ended June 30, 2005
(Expressed in thousands of United States Dollars)

1.    Basis of Presentation and General Information:

        North American Carriers Ltd. and North American Carriers II Ltd. were incorporated in Cayman Islands in January 2004. The Company is 95% owned by two other "Delaware" companies, who are ultimately controlled by Wexford Capital LLC. The remaining 5% is owned by Companies affiliated with the manager of the vessels. The object of the Company is to acquire, operate, charter, and otherwise deal with and dispose three dry bulk carrier vessels, through the following subsidiary vessel-owning companies as follows:

  (a)
  Sun Quest Maritime Co. Ltd., incorporated in Malta in January 2004, owner of the 45,518 DWT, 1994 built, Maltese flag dry bulk carrier Paige, which was acquired and delivered in January and March 2004, respectively. Sun Quest Maritime Co. Ltd. is a 100% subsidiary of North American Carriers Ltd.

  (b)
  Long Island Maritime Co. Ltd., incorporated in Malta in January 2004, owner of the 72,495 DWT, 1999 built, Maltese flag dry bulk carrier Anita, which was acquired and delivered in January and July 2004, respectively.

  (c)
  Long Island Shipping Co. Ltd, incorporated in Malta in February 2004, owner of the 72,495 DWT, 1998 built, Maltese flag dry bulk carrier vessel Koby, which was acquired and delivered in February and August 2004, respectively.

    Long Island Maritime Co. Ltd. and Long Island Shipping Co. Ltd. are 100% subsidiaries of North American Carriers II Ltd.

        North American Carriers Ltd. and North American Carriers II Ltd., together with the above three vessel-owning subsidiaries, are thereafter referred to as "the Company".

        The operations of the vessels are managed by Franco Compania Naviera S.A. (the "Manager"), a Panamanian company established in Greece under the provisions of Law 89 of 1967, as amended. The "Manager" is an affiliate to the 5% minority shareholders of the Company. The vessels have management agreements under which the Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance, chartering, financial and accounting services, for a monthly fee of $15.2. The management agreements are for a non specified period of time, however they may be terminated by either party by giving thirty days notice in writing. The management fees for 2004 totaled $363 and for the periods ended June 30, 2004 and June 30, 2005 totaled $88 (unaudited) and $274 (unaudited) respectively. They are separately reflected in the accompanying combined statement of income. In addition, the Manager receives a chartering commission of 1.25% on all vessels' freights and hires. Such commission for 2004 and for the periods ending June 30, 2004 and June 30, 2005 totaled $236, $39 (unaudited) and $232 (unaudited) respectively. It is included in voyage expenses and commissions in the accompanying combined statement of income (Note 9). At December 31, 2004, June 30, 2004 and June 30, 2005, the outstanding balance due to the Manager amounted to $5, $19 (unaudited) and nil (unaudited) representing expenses paid by the manager on behalf of the vessel-owning companies, and is included in accounts payable in the accompanying combined balance sheets.

        During 2004 and the periods ending June 30, 2004 and June 30, 2005, charterers that individually accounted for more than 10% of the Company's voyage revenues and in the aggregate 100% are as follows:

Charterer	December 2004	June 2004	June 2005
			(unaudited)
Australian Wheat Board Ltd.	49%	100%	14%
Cargill	—	—	42%
Fratelli D Amato	24%	—	2%
SK Shipping Co Ltd.	12%	—	—
Armada Bulk Carriers Ltd.	15%	—	13%
Bunge	—	—	24%
Other	—	—	5%

Total	100%	100%	100%

        At December 31, 2004 and June 30, 2005, all three vessels were operating under short-term time charters. At June 30, 2004, vessel Paige was operating under a one year time charter. All of the Company's vessels, having a total carrying value of $82,485 at December 31, 2004 and $80,285 (unaudited) at June 30, 2005, have been mortgaged to lending banks to secure the loans discussed in Note 5.

2.    Significant Accounting Policies:

  (a)
  Basis of Combination: The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and include the accounts of the companies listed in Note 1 above. The combination was based on common control. All significant intercompany balances and transactions have been eliminated in combination.

  (b)
  Use of Estimates: The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c)
  Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of owners? investment. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income.

  (d)
  Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, in which the U.S.

    Dollar is utilized to transact business. The Company's accounting books are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined statement of income.

  (e)
  Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents. Restricted cash concerns minimum cash deposits required to be maintained with banks, for loan compliance purposes, which are classified in non current assets and deposits with certain banks that can only be used for the purposes of loan repayments, which are classified in current assets.

  (f)
  Accounts Receivable—Trade, net: The amount shown as accounts receivable, trade, at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts, which at December 31, 2004 and June 30, 2005 totaled $30, and $97 (unaudited), respectively.

  (g)
  Insurance Claims: Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies.

  (h)
  Inventories: Inventories consist mainly of lubricants, paints and victuals and are stated at the lower of cost or market value. Cost is determined by the weighted average method.

  (i)
  Vessels' Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise these amounts are charged to expenses as incurred.

  (j)
  Impairment of Long-Lived Assets: The Company applies SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review for impairment of each vessel's carrying amount as of December 31, 2004, did not result in an indication of an impairment loss.

  (k)
  Vessels' Depreciation: Depreciation is computed commencing when the vessel is ready for its intended use, using the straight-line method over the remaining estimated useful life of the vessels, after considering the estimated salvage value, calculated based on US $150 per LWT. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

  (l)
  Accounting for Drydocking and Special Survey Costs: The Company's vessels are required to be inspected and re-licensed on a periodic basis. The inspection and re-licensing includes special surveys every five years and intermediate surveys/dry-docking every two to three years for inspection of underwater parts. The Company defers the costs for these inspections as they are incurred and amortizes them on a straight-line basis over the respective licensing period, which ranges from 2.5 years to 5 years. Costs mainly include actual costs incurred at the yard, cost of fuel consumed, and the cost of vessel crews to effect repairs. At December 31, 2004 deferred Drydocking and special survey costs were being amortized over 2.5 years. The unamortized portion of special survey and drydocking costs for vessels that are sold are written off to income when the vessel is sold.

  (m)
  Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are recorded as a contra to debt and are amortized to interest and financing costs over the life of the related debt using the effective interest rate method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

  (n)
  Accounting for P&I Back Calls: The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls, and are accounted for on the accrual basis.

  (o)
  Pension and Retirement Benefit Obligations—Crew: The vessel owning Companies included in the combination employ vessel crew, under short-term contracts (usually up to nine months) and accordingly, the Company is not liable for any pension or post retirement benefits.

  (p)
  Accounting for Revenue and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, freight revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Vessel operating expenses are accounted for on the accrual basis. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when the amount is fixed or determinable and collection is reasonably assumed. Unearned revenue represents cash received prior to period end related to revenue applicable to periods after December 31 of each year.

  (q)
  Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in vessel operating expenses in the accompanying combined statement of income.

  (r)
  Segmental Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

  (s)
  Interim financial information: The unaudited combined interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2005.

3.    Inventories:

        The amount in the accompanying combined balance sheet is analyzed as follows for the period ending on:

	December 2004	June 2005
		(Unaudited)
Lubricants	$92	$101
Paints	20	15
Victuals	15	17

Total	$127	$133

4.    Deferred Charges:

        The unamortized amount shown in the accompanying combined balance sheet represents drydocking and special survey costs of $450 incurred in April 2004 for vessel Paige, net of the related amortization of $124 in 2004 and $90 (unaudited) for the period ended June 30, 2005, respectively.

5.    Long-Term Debt:

        The amounts in the accompanying combined balance sheet are analyzed as follows:

	December 31, 2004 Borrower(s)	Principal	Issue Costs	Net proceeds
(a)	Sun Quest Maritime Co. Ltd	$8,050	$49	$8,001
(b)	Long Island Maritime Co. Ltd	18,560	64	18,496
(c)	Long Island Shipping Co. Ltd	19,125	74	19,051

	Total	45,735	187	45,548
	Less: Current portion	(8,623)	(31)	(8,592)

	Long-term portion	$37,112	$156	$36,956

	June 30, 2005 (Unaudited) Borrower(s)	Principal	Issue Costs	Net proceeds
(a)	Sun Quest Maritime Co. Ltd	$7,100	$42	$7,058
(b)	Long Island Maritime Co. Ltd	13,980	58	13,922
(c)	Long Island Shipping Co. Ltd	15,765	65	15,700

	Total	36,845	165	36,680
	Less: Current portion	(6,106)	(35)	(6,071)

	Long-term portion	$30,739	$130	$30,609

        Total issue costs were $217 of which $30 was amortized in 2004 and $22 (unaudited) in the period ended June 30. It is included in Interest and Finance Costs (Note 11).

  (a)
  Bank loan for an amount of $11,000 (before issuance costs of $49), drawn in February 2004 to partially finance the acquisition of vessel Paige. In August 2004, the Company made an early repayment of $2,000 together with the first installment of $950. The outstanding principal balance of the loan at December 31, 2004 is payable in one installment of $950 followed by fourteen equal consecutive semi-annual installments of $393 each, from February 2005 through August 2012 and a balloon payment of $1,600 payable together with the last installment. The outstanding principal balance of the loan at June 30 is payable in fourteen equal consecutive semi-annual installments of $393 each, from August 2005 through February 2012 and a balloon payment of $1,600 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate at December 31, 2004, June 30, 2004 and June 30, 2005 was 3.67%, 2.55% (unaudited) and 4.56% (unaudited), respectively.

  (b)
  Bank loan for an amount of $18,560 (before issue costs of $64), drawn in July 2004 to partially finance the acquisition of vessel Anita. The outstanding principal balance of the loan at December 31, 2004 is payable in two semi-annual installments of $1,980 each, due in 2005, followed by eighteen semi-annual installments of $565 each, from January 2006 through July 2014 and a balloon installment of $4,430 payable together with the last installment. The outstanding principal balance of the loan at June 30, 2005 is payable in one semi-annual installment of $1,556, due in July 2005, followed by eighteen consecutive semi-annual installments of $444 each, from January 2006 through July 2014 and a balloon installment of $4,430 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate at December 31, 2004 and June 30, 2005 was 3.59% and 4.43% (unaudited), respectively.

  (c)
  Bank loan for an amount of $19,125 (before issue costs of $74), drawn in August 2004 to partially finance the acquisition of vessel Koby. The outstanding principal balance of the loan at December 31, 2004 is payable in two semi-annual installments of $1,660 each, due in 2005 and sixteen consecutive semi-annual variable installments from February 2006 through August 2013, an interim balloon installment of $1,700 being payable in August 2006 and a final balloon installment of $4,995 payable together with the last installment. The outstanding principal balance of the loan at June 30, 2005 is payable in one semi-annual installment of $1,660, due in August 2005 and sixteen consecutive semi-annual variable installments from February 2006 through August 2013, and a final balloon installment of $4,995 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate at December 31, 2004 and June 30, 2005 was 3.56% and 4.39% (unaudited), respectively.

        The loans are secured with a first priority mortgage over the three vessels, assignments of earnings, insurance and requisition compensation of the vessels, and a pledge over the operating and retention bank accounts. The shares of the vessel-owning companies Sun Quest Maritime Co. Ltd. and Long Island Shipping Co. Ltd. have also been pledged as security in relation to the respective loans—(a) and (c).

        The loan agreements, among others, include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, assign or otherwise dispose of any of its book debts, dissolve or merge with another corporation, acquire a subsidiary, sell vessels and assets and change the beneficial ownership or management of the vessels. In addition, the loan agreements require for audited financial statements of each borrower to be submitted to the banks within 180 days after the year-end. Furthermore, the vessel-owning subsidiaries are not permitted to pay or declare dividends, make any distribution of assets or pay shareholders' loans without the lenders' prior consent or notice and/or upon the compliance with certain conditions regarding liquidity and installment repayments as specified in each individual loan agreement. More specifically, distributions of the retained earnings of the vessel-owning company Long Island Maritime Co. Ltd. are restricted by the related loan agreement up until the outstanding balance of the loan at the time of the intended distribution has been repaid to equal between $14,600 to $12,100 at which time the borrower may distribute 50% of the surplus funds. Early repayments of the loan are required to be made until the outstanding balance of the loan equals between $12,100 and $9,600 at which time the borrower may distribute 75% of surplus funds. If the outstanding balance of the loan equals less than $9,600, 100% of the surplus funds may be distributed freely by the borrower. In April 2005, Long Island Maritime Co. Ltd. made a repayment amounting to $2,600 (Note 13(a)) in order to effect a distribution to its shareholder of $600. In July 2005, Long Island Maritime Co. Ltd. made an early repayment amounting to $500 (Note 13(c)) in order to effect a distribution to its shareholders of $500 (unaudited). Distributions of the retained earnings of the vessel-owning company Long Island Shipping Co. Ltd. are restricted by the related loan agreement until the Interim Balloon of $1,700 has been fully repaid and subject to liquidity conditions and consideration of the bank. The Interim Balloon installment was fully repaid in April 2005 (Note 13(a)). Finally, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all risks and maintenance of bank accounts with minimum balances.

        The annual principal payments required to be made after December 31, 2004 and June 30, 2005, are as follows:

Year	December 2004 Amount	June 2005 Amount
		(Unaudited)
Within one year	$8,623	$6,106
Within the second year	6,936	3,969
Within the third year	3,186	2,744
Within the fourth year	2,786	2,519
Within the fifth year and thereafter	24,204	21,507

	$45,735	$36,845

        Interest expense for the period from January 9, 2004 (inception) to December 31, 2004, from January 9, 2004 (inception) to June 30, 2004 and from January 1 to June 30, 2005 amounted to $762, $93 (unaudited) and $814 (unaudited), respectively. It is included in interest and finance costs in the accompanying combined statement of income (Note 11). Interest paid for the period from January 9, 2004(inception) to December 31, 2004, from January 9, 2004 (inception) to June 30, 2004 and from January 1, 2005 to June 30, 2005 amounted to $658, $45 (unaudited) and $822 (unaudited), respectively. The weighted average interest rate of the above loans during 2004 and the six months ended June 30, 2005 was 2.95% and 4.05%, (unaudited), respectively.

6.    Accrued Liabilities:

        The amount in the accompanying combined balance sheet is analyzed as follows:

	December 2004	June 2005
		(Unaudited)
Bank loan interest	$104	$95
Finance costs	12	—
Back calls and other vessel operating expenses	48	104
General administrative expenses	85	66
Taxes	—	40
Other	3	0

Total	$252	$305

7.    Commitments and Contingencies:

        Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterer's, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements.

        The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for oil pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

8.    Capital:

        Issued capital represents the combined issued ordinary shares of the Company. The liability of the owners is limited to the amount, if any, unpaid on the shares respectively held by them. The amounts in the accompanying combined balance sheets are analyzed as follows:

					December 31, 2005		June 30, 2005 (Unaudited)
	Number of Shares		Value (Expressed in U.S. Dollars)		Value (Expressed in thousands of US Dollars)		Value (Expressed in thousands of US Dollars)
Company	Authorized	Issued	Par Value	Issued Capital	Additional Paid-in Capital	Total Capital	Additional Paid-in Capital	Total Capital
North American Carriers Ltd.	5,000,000	1,000	$0.01	$10	$4,635	$4,635	$2,665	$2,665
North American Carriers II Ltd.	5,000,000	100	$0.01	1	30,383	30,383	27,183	27,183

	10,000,000	1,100		$11	$35,018	$35,018	$29,848	$29,848

        Additional paid-in capital represents amounts paid by the owners in excess of above par value to partially finance the vessels' acquisition. Initially, the additional paid-in capital amounted to $38,018. In October and December 2004, the Board of Directors of North American Carriers Ltd. approved the distribution and payment to the Company's shareholders of $1,700 and $1,300, respectively, as a refund of additional paid-in capital.

        In April 2005, the Board of Directors of North American Carriers Ltd. and North American Carriers II Ltd. approved the distribution and payment to the Company's shareholders of $5,170 as a refund of additional paid-in capital (unaudited.)

9.    Expenses:

        The amounts in the accompanying combined statements of income are analyzed as follows for the period ending on:

	December 31, 2004	June 30, 2004	June 30, 2005
		(Unaudited)
Voyage Expenses and Commissions
Commissions, including $236 in 2004, $39 (unaudited) in June 30, 2004 and $232 (unaudited) in June 30, 2005 to the Manager (Note 1)	$1,178	$197	$1,158
Miscellaneous	53	6	162

Total	$1,231	$203	$1,320

Vessel Operating Expenses
Crew wages and related costs	1,163	269	988
Insurance	310	55	285
Repairs and maintenance	404	90	204
Consumable stores	406	106	200
Tonnage taxes (Note 10)	9	2	8
Miscellaneous	112	38	60

Total	$2,404	$560	$1,745

10.    Income Taxes:

        Under the laws of Malta, the country of the vessel-owning companies' incorporation and vessels' registration, the companies are not subject to income taxes, however, they are subject to registration and tonnage taxes, which have been included in vessels' operating expenses in the accompanying combined statements of income.

        Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

        Under the regulations, the Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

        Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Malta, the jurisdiction where the ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations and, therefore, for 2004 the Company was entitled to exemption from U.S. federal income tax in respect of its U.S. source shipping income. Beginning with the calendar year 2005, when the final regulations will be in effect, the Company will be subject to U.S. federal income tax in respect of its U.S. source shipping income. The Company as of June 30, 2005 has a tax liability of $51 (unaudited).

11.    Interest and Finance Costs:

        The amounts in the accompanying combined statements of income are analyzed as follows for the period ending on:

	December 31, 2004	June 30, 2004	June 30, 2005
		(Unaudited)	(Unaudited)
Interest on long-term debt (Note 5)	$762	$93	$814
Amortization of financing fees (Note 5)	30	3	22
Other	33	8	16

Total	$825	$104	$852

12.    Financial Instruments:

        The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

  (a)
  Interest rate risk: The Company's interest rates and long-term loan repayment terms are described in Note 5.

  (b)
  Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

  (c)
  Fair value: The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of the long-term bank loan discussed in Note 5, bearing interest at variable interest rates, approximates the recorded value.

13.    Subsequent events to December 31, 2004:

  (a)
  Prepayment of loans: On April 21, 2005, the Company made early repayments in relation to the loans obtained by Long Island Maritime Co. Ltd. and Long Island Shipping Co. Ltd. (Notes 5b and c) of $2,600 and $1,700, respectively.

  (b)
  Refund of additional paid in capital: In April 2005, the Board of Directors of North American Carriers Ltd. and North American Carriers II Ltd. approved the distribution and payment to the Company's shareholders of $5,170 as a refund of additional paid-in capital.

  Subsequent events to June 30, 2005 (unaudited):

  (c)
  Prepayment of loans: In July 2005, the Company made an early prepayment in relation to the loan obtained by Long Island Maritime Co. Ltd. (Note 5b) of $500.

  (d)
  Refund of additional paid-in capital: In July 2005, the Board of Directors of North American Carriers Ltd. and North American Carriers II Ltd. approved the distribution and payment to the Company's shareholders of $2,500 as a refund of additional paid-in capital.

14.    Related Party Transactions (unaudited):

        Apart from the related party transactions disclosed in Note 1, in the 2nd quarter of 2005, the Company made a loan to Cavan Maritime Ltd. (a related company) of $34, which is included in Prepaid Insurance and other.

        Through and including            , 2005 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    Shares

Common Stock

P R O S P E C T U S

Jefferies & Company, Inc.

                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions) are estimated to be as follows:

Securities and Exchange Commission registration fee		$11,770
National Association of Securities Dealers filing fee		$10,500
Nasdaq National Market listing fee	$
Legal fees and expenses	$
Blue Sky fees and expenses	$
Accounting fees and expenses	$
Transfer agent fees and expenses		$3,500
Printing and engraving fees	$
Miscellaneous	$

Total	$

Item 14.    Indemnification of Directors and Officers

        Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

        (1)   Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        (2)   Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        (3)   When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        (4)   Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

        (5)   Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        (6)   Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        (7)   Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

        The Registrant's by-laws provide that the Registrant shall indemnify certain persons, including officers and directors, upon the same terms, under the same conditions, and to the same extent as authorized by the law of the Republic of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        The Registrant's by-laws authorize the Registrant to purchase and maintain insurance on behalf of certain persons, including officers and directors, against any liability asserted against such person and incurred by such person in such capacity whether or not the Registrant would have the power to indemnify such person against such liability by law or under the provisions of these by-laws.

Item 15.    Recent Sales of Unregistered Securities

        In May 2005, in connection with the formation of the Registrant, the Registrant issued 1,000 shares of common stock to Callidus Investors LLC, an affiliate of Wexford Capital LLC, for $1,000 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933.

        In connection with the acquisition of the Wexford Vessels from subsidiaries of Wexford Capital LLC, the Registrant will issue shares of its common stock to these subsidiaries in an offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. Approximately         shares of common stock will be issued to these subsidiaries, which are Long Island Shipping Co. Ltd., Long Island Maritime Co. Ltd. and Sun Quest Maritime Co. Ltd.

        In connection with the acquisition of the Identified Vessels, the Registrant will issue approximately         shares of common stock to VOC Investment in payment of approximately    % of the purchase price for the Identified Vessels in an offering exempt from registration pursuant to Regulation S of the Securities Act of 1933.

        There have been no other sales of unregistered securities within the past three years.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1**	Articles of Incorporation
3.2**	By-laws
3.3**	Articles of Amendment of Articles of Incorporation
4.1	Specimen Stock Certificate
5.1*	Opinion of Marshall Islands Counsel
10.1	2005 Equity Incentive Plan
10.2	Form of Option Agreement for Non-Employee Directors
10.3	Form of Option Agreement for Officers
10.4	Form of Administrative Services Agreement
10.5	Asset Purchase Agreement, dated as of August 16, 2005, among Cavan Maritime Limited, Vanguard Ultramax LLC, Colas Orchid Ltd. and Clipper Bulk Shipping Ltd.
10.6	Form of Investor Rights Agreement bewtween Cavan Maritime Limited and VOC Invest, Ltd.
10.7	Form of Commercial Management Agreement
10.8	Form of Technical Management Agreement
10.9*	Asset Purchase Agreement, dated as of , 2005, among Cavan Maritime Limited, Sun Quest Maritime Co., Ltd., Long Island Maritime Co., Ltd., and Long Island Shipping Co., Ltd.
21.1	Subsidiaries of Cavan Maritime Limited
23.1*	Consent of Marshall Islands Counsel (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP
23.3	Consent of Ernst & Young (Hellas)
23.4	Consent of Drewry Shipping Consultants
23.5	Consent of Director Nominees
24.1	Powers of Attorney (on signature page)

*
To be filed by amendment.

**
Previously filed.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut on August 26, 2005.

CAVAN MARITIME LIMITED
By:	/s/ FREDERICK B. SIMON Name: Frederick B. Simon Title: Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Frederick B. Simon and Jay L. Maymudes, or any one of them acting alone, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, and (ii) a Registration Statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any said attorneys-in-fact and agents, or any substitute or substitutes or any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ FREDERICK B. SIMON Frederick B. Simon	Chief Executive Officer and Director (Principal Executive Officer)	August 26, 2005
/s/ JAY L. MAYMUDES Jay L. Maymudes	Chief Financial Officer, and Director (Principal Financial and Accounting Officer)	August 26, 2005
Joseph M. Jacobs	Director	August 26, 2005

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1**	Articles of Incorporation
3.2**	By-laws
3.3**	Articles of Amendment of Articles of Incorporation
4.1	Specimen Stock Certificate
5.1*	Opinion of Marshall Islands Counsel
10.1	2005 Equity Incentive Plan
10.2	Form of Option Agreement for Non-Employee Directors
10.3	Form of Option Agreement for Officers
10.4	Form of Administrative Services Agreement
10.5	Asset Purchase Agreement, dated as of August 16, 2005, among Cavan Maritime Limited, Vanguard Ultramax LLC, Colas Orchid Ltd. and Clipper Bulk Shipping Ltd.
10.6	Form of Investor Rights Agreement between Cavan Maritime Limited and VOC Invest, Ltd.
10.7	Form of Commercial Management Agreement
10.8	Form of Technical Management Agreement
10.9*	Asset Purchase Agreement dated as of , 2005, among Cavan Maritime Limited, Sun Quest Maritime Co., Ltd., Long Island Maritime Co., Ltd. and Long Island Shipping Co., Ltd.
21.1	Subsidiaries of Cavan Maritime Limited
23.1*	Consent of Marshall Islands Counsel (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP
23.3	Consent of Ernst & Young (Hellas)
23.4	Consent of Drewry Shipping Consultants
23.5	Consent of Director Nominees
24.1	Powers of Attorney (on signature page)

*
To be filed by amendment.

**
Previously filed.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Summary Financial Information
RISK FACTORS
Risks Related to Our Operations
Risks Associated With the International Dry Bulk Shipping Industry
Risks Related To Our Common Stock
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY
World Seaborne Trade in 2004
Trade in Dry Bulk Commodities Only
Dry Bulk Seaborne Trade—2004
Chinese Iron Ore Imports
Crude Steel Production (million tons)
Billion Ton-Mile Demand by Commodity
Dry Bulk Carrier Fleet—June 2005
Historical Bulk Carrier Fleet and Orderbook 2000 to 2004
Leading Bulk Carrier Owners
Dry Bulk Carrier Orderbook—June 2005
Dry Bulk Carrier Age Profile—June 2005
Dry Bulk Carrier Scrapping
Baltic Panamax Index—index points
Dry Bulk Carrier Newbuilding Prices (US$ million)
Dry Bulk Carrier Second hand Prices (US$ million)
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
MARSHALL ISLANDS COMPANY CONSIDERATIONS
TAX CONSIDERATIONS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
INTERNATIONAL DRY BULK SHIPPING INDUSTRY DATA
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
GLOSSARY OF SHIPPING TERMS
INDEX TO FINANCIAL STATEMENTS
Cavan Maritime Limited Balance Sheet May 3, 2005
Cavan Maritime Limited Notes To Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NORTH AMERICAN CARRIERS LTD. AND NORTH AMERICAN CARRIERS II LTD. Combined Balance Sheets (expressed in thousands of US Dollars)
NORTH AMERICAN CARRIERS LTD. AND NORTH AMERICAN CARRIERS II LTD. Combined Statements of Income (expressed in thousands of US Dollars)
NORTH AMERICAN CARRIERS LTD. AND NORTH AMERICAN CARRIERS II LTD. Combined Statements of Owners' Investment For the Period from January 9, 2004 (inception) to December 31, 2004 and for the (Unaudited) Six Months Ended June 30, 2005 (expressed in thousands of US Dollars, unless otherwise stated)
NORTH AMERICAN CARRIERS AND NORTH AMERICAN CARRIERS II LTD. Combined Statements of Cash Flows (expressed in thousands of US Dollars)
NORTH AMERICAN CARRIERS LTD. AND NORTH AMERICAN CARRIERS II LTD. NOTES TO COMBINED FINANCIAL STATEMENTS For the Period from January 9, 2004 (inception) to December 31, 2004 and for the (Unaudited) Period From January 9, 2004 (inception) to June 30, 2004 and the (Unaudited) Six Months Ended June 30, 2005 (Expressed in thousands of United States Dollars)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX